UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON D.C. 20549

                                  FORM 10-SB/A

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
            OF SMALL BUSINESS ISSUERS UNDER SECTION 12 (b) OR 12 (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             OCEAN POWER CORPORATION
                             -----------------------
                 (Name of Small Business Issuer in its charter)


         Delaware                                      94-3350291
 -------------------------------             ------------------------------
(State or Other Jurisdiction                (IRS Employer Identification No)
Of Incorporation or Organization)



        5000 Robert J. Mathews Parkway, El Dorado Hills, California      95672
--------------------------------------------------------------------------------
(Address of principal executive offices)                              (Zip Code)

Issuer's Telephone Number: (916) 933-8100

Securities to be registered under Section 12(b) of the Act:

               Title of each class Name of each exchange on which to be so registered each class is to be registered
               -------------------    ------------------------------

                      None                         None

Securities to be registered pursuant to Section 12(g) of the Act:

         Common Stock, $.01 par value
         ----------------------------
         (Title of Class)

                           FORWARD-LOOKING STATEMENTS

         IN ADDITION TO HISTORICAL INFORMATION, THIS FORM 10-SB CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS UNDER THE CAPTIONS "DESCRIPTION OF BUSINESS OPERATIONS," AND "MANAGEMENT'S DISCUSSION AND ANALYSIS," INCLUDING STATEMENTS CONCERNING (I) THE COMPANY'S STRATEGY; (II) THE COMPANY'S EXPANSION PLANS, (III) THE MARKET FOR THE COMPANY'S PRODUCTS; (IV) THE EFFECTS OF GOVERNMENT REGULATION OF THE COMPANY'S PRODUCTS; AND (V) THE EFFECTS ON THE COMPANY OF CERTAIN LEGAL PROCEEDINGS. BECAUSE SUCH STATEMENTS INVOLVE RISKS OF UNCERTAINTIES, ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. READERS ARE CAUTIONED TO CONSIDER SPECIFIC RISK FACTORS DESCRIBED HEREIN (SEE ITEM 2 "MANAGEMENT'S DISCUSSION AND ANALYSIS OR
PLAN OF OPERATIONS," UNDER SECTION (a) "PLAN OF OPERATION"). THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY REVISE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES THAT MAY ARISE AFTER THE DATE HEREOF, EXCEPT AS REQUIRED BY ITS REPORTING OBLIGATIONS.

                                     PART I

ITEM 1.                      DESCRIPTION OF BUSINESS



DEVELOPMENT STAGE COMPANY:

         Ocean Power Corporation (the "Company") is the result of a reverse merger of an essentially inactive company called PTC Group, Inc. into a corporation with operating assets called PTC Holdings, Inc., on June 22, 1999, as described in History, below. The Company is currently devoting all of its efforts to establishing a new business, namely the production and sale of seawater desalination and renewable power generation systems. These activities have begun, but there have been no revenues from them.

HISTORY OF COMPANY:
------------------

         (a) PTC Group, Inc.
             --------------

         PTC Group, Inc. was originally known as Kaniksu American Mining Company, Inc.(this entity will hereafter be referred to as the "Predecessor" or PTC Group, Inc.). The Predecessor was organized under the laws of the State of Idaho on April 24, 1969. The Predecessor was originally organized to engage in various mining activities. It conducted limited and sporadic mining activities until its mining operations ceased in 1987. It remained inactive until 1996.

         In March 1996, the Predecessor changed its name to Kaniksu Ventures, Inc., and began seeking new business opportunities. To that end the Predecessor purchased Tessier Resources LTD. and its wholly owned subsidiary, Pulvuriser Inc. from VentureTech, Inc., which were engaged in the business of developing ice removal technology. This was a related party transaction. The Predecessor assigned its interest in Tessier back to the original shareholders of Tessier before it underwent the reverse merger which led to its current operations as the Company.

         In exchange for Tessier, the Predecessor issued a $3,000,000 debenture convertible into 2,000,000 shares of the Predecessor's common stock. The Debenture matured in four (4) years from the date of issuance, carried no interest, and was convertible into the Predecessor's common stock at the conversion price of $1.50 per share at any time prior to repayment of the debenture. During 1999, VentureTech, Inc. converted the Debenture into 2,000,000 shares of the Predecessor's common stock. 500,000 shares were converted in January 1999 and the remaining 1,500,000 shares were converted in June 1999. The 2,000,000 shares were subsequently reduced to 200,000 shares due to the one (1) share of ten (10) shares reverse stock split effected by the Predecessor.

         As additional consideration for the acquisition of Tessier, Predecessor agreed to issue, to eligible shareholders of VentureTech 31,000 shares of Predecessor's common stock and 62,000 rights to purchase additional shares.

         In April of 1997 the Predecessor changed its name to Intryst, Inc. The Predecessor's strategy was to become a systems integrator for the Internet casino gaming industry. This strategy soon failed.

         In September, 1997, the Predecessor initiated negotiations to acquire PTC Holdings, Inc., a Delaware corporation engaged in hydrogen fuel cell and desalination product development with its principal offices in Fair Oaks, California ("PTC Holdings"). In October, 1997, in connection with the proposed acquisition of PTC Holdings, the Predecessor assigned its interest in Tessier back to the original shareholders of Tessier, because management of the Predecessor advised Tessier that its technology was not synergistic with the proposed new business strategy of the Predecessor (hydrogen fuel cells and seawater desalination) and that management preferred to not further fund Tessier's operations. An agreement was reached with Tessier to transfer the assets of Tessier to Tessier in exchange of the abrogation of all outstanding liabilities and indemnification for existing commitments or obligations. In addition, management of Tessier agreed to relinquish control of its board of directors and corporate officer positions in PTC Group. At the time of the transfer, Tessier did not have any revenues from its operations nor did it have any expectations of near term agreements or licenses. There were no other considerations for the transfer of the interests of Tessier.

At this point the Predecessor had no operating or other assets. On December 24, 1997, the Predecessor changed its name from Intryst, Inc. to PTC Group, Inc., ("PTC Group").

         (b) PTC Holdings, Inc.

         On March 26, 1992, H Power Technologies was incorporated under the laws of Delaware. On November 25, 1997, H Power Technologies filed a Certificate of Amendment of Certificate of Incorporation wherein the name changed to PTC Holdings, Inc. On February 13, 1998, PTC Holdings, Inc., filed a Certificate of Status Foreign Corporation in the State of California qualifying to transact intrastate business in this State. On June 22, 1999 PTC Holdings, Inc., merged with PTC Group, whereby PTC Group became the surviving entity. On July 12, 1999 PTC Group changed its name to Ocean Power Corporation.

         (c) Merger and Creation of Ocean Power Corporation

         On June 22, 1999, PTC Group merged with PTC Holdings, with PTC Group being the surviving entity, whereby PTC Group issued 25,044,146 shares of its common stock in exchange for all of the outstanding common stock of PTC Holdings.

         On July 12, 1999, PTC Group, changed its name to Ocean Power Corporation (Idaho).

         On July 21, 1999, Ocean Power Corporation (Delaware) was formed for the purpose of changing the domicile of Ocean Power Corporation (Idaho).

         On July 28, 1999, to change domicile, Ocean Power Corporation (Idaho) merged with Ocean Power (Delaware) and Ocean Power Corporation (Delaware) (the "Company") was the surviving entity, and is traded on the OTC "Pink Sheets" under the symbol PWRE.

BUSINESS OF THE COMPANY

         The Company is engaged in developing seawater desalination and renewable power generation systems that are modular and mass-produced. The Company currently has an operating prototype in Malta. It has no commercially available products at this time.

         Ocean Power's seawater desalination system is designed to be a modularized, standardized grouping of components the engineering specifics of which are called the "H20kW Systems". There is currently a copyright application for "H20kW Systems" pending. These systems are configured of five subsystems:

                  Pretreatment Subsystem

                  Desalination Subsystem

                  Post Treatment Subsystem

                  Pump and Support Equipment Subsystems

                  Power Subsystems

The specific set of technology selected for each H20kW System is a function of each specific desalination plant site. The principal features of each site that determine the technology set are fuel or energy availability, seawater chemistry, and the customers product water quality requirements. The following discussion addresses each subsystem in terms of the technology available from Ocean Power and describes that technology and its availability.

         Pretreatment Subsystem:
         ----------------------

                  This set of equipment conditions the seawater being drawn into the H20kW Systems so as to control various qualities of the water including its ability to form various soft scales, the generation of foaming during high concentrations of organic material, and the destruction of living organisms. Throughout the desalination industry, these controls are currently accomplished by adding significant quantities of various chemicals which then enter the brine stream of the desalination equipment. From there they are deposited into the ocean. Ocean Power is developing a set of physical and electrochemical water treatment equipment which is aimed at accomplishing the required seawater pretreatment without the production of a chemical waste stream and which is intended to be more economic than the current pretreatment techniques. Such equipment is likely to be a combination of existing commercially available components together with Ocean Power's proprietary equipment now in development. The first such pretreatment subsystem is scheduled to go to field-testing in November of 2000.

         Desalination Subsystem:
         -----------------------

                  This is the heart of the water portion of the H20kW Systems and is available in two different technologies, each with the same standard module capacity of 1,000 cubic meters of product water per day. The two technologies are reverse osmosis and thermal distillation.

                  The specific implementation of the reverse osmosis technology is currently available, and offers one of the most efficient implementations of sea water reverse osmosis techniques (SWRO) available today. The SWRO subsystem employs commercially available membrane, pressure vessels, pumps and energy recovery components in a configuration which accomplishes water production at less then 3 kWh per cubic meter of product water. Further, Ocean Power's desalination subsystem is configured to best employ the waste heat of the power cell, or commercial generator power subsystems. This desalination technology would be used by customers requiring water production of 1,000 cubic meters per day to 4,000 cubic meters per day (roughly 1 million gallons per day), and where water quality requirements are not more stringent than those of the current World Health Organization or the current U.S. Environmental Protection Agency. For more stringent water quality requirements and for larger capacity systems, thermal distillation technology would be employed.

                  Ocean Power's implementation of thermal distillation employs a process known as vapor compression distillation. Equipment to accomplish this process has been commercially available for more that 50 years. Historically, such equipment has been neither economic nor reliable enough for Ocean Power's needs. As a result, Ocean Power has embarked upon the development of a new configuration of the vapor compression process, which has been demonstrated, to date, to be more reliable than historic designs.

                  Ocean Power's initial compression equipment employs a mechanical compressor and an all plastic evaporator/condenser assembly in a vacuum vessel. The equipment is referred to as Mechanical Vapor Compression ("MVC"). The process accomplished by this equipment involves taking pretreated seawater, heating it in a commercial compact counter flow heat exchanger, and then passing the seawater into a vacuum vessel where the seawater is evaporated in contact with a plastic evaporator. The resultant steam is compressed by a mechanical compressor and fed to a plastic condenser thermally connected to the evaporator where the steam condenses to the product water. The basic physical state change from liquid to vapor back to liquid accomplishes the separation of dissolved solids in the seawater from the desired product water. A waste stream of seawater with double concentrated dissolved solids is passed from the evaporator back to the ocean, and is referred to as the brine stream. The process is very energy efficient because the energy required to cause the state change of the water (i.e. liquid to vapor to liquid) is largely recovered.

                  An improved version of vapor compression equipment is in development by Ocean Power; referred to as Ejector Vapor Compression ("EVC") and is expected to be available during the year 2001. This equipment is aimed at accomplishing the textbook vacuum vapor compression distillation cycle using improved plastic heat exchange surfaces, a highly reliable ejector in place of the mechanical compressor, and a lower cost vacuum vessel. Like the SWRO desalination subsystem modules, both the MVC and EVC modules are intended to be capable of producing 1,000 cubic meters of product water per day. Unlike the SWRO technology, both the MVC and EVC is expected to produce much higher quality product water to address current European Union standards and developing U.S. EPA standards.

                  Yet another generation of the EVC is also in development by Ocean Power and is referred to as the Concrete Vessel ("CV") equipment. This configuration employs all the components of the EVC subsystem except for the vacuum chamber, which is being designed for construction on site, and is expected to employ economic materials and processes. The CV subsystems are being designed for larger product water requirements, starting at 10,000 cubic meters per day. Both the EVC and CV configurations of the equipment are expected to have greatly improved specific power consumption (i.e. the amount of electrical power required to produce a unit of water) than the MVC equipment.

                  Post Treatment Subsystem:
                  -------------------------

                  This portion of the H20kW Systems includes sets of commercially available equipment to adjust the pH of the product water and accomplish storage and residual water quality control. This subsystem is not always required and will be configured to each specific site. All components are readily available today and Ocean Power currently manufactures none.

                  Pumps and Support Equipment Subsystems:
                  --------------------------------------


                  This set of components accomplishes the lift of the seawater to the pretreatment system, the delivery of the product water and the disposal of the brine. This subsystem also includes the monitor and control equipment, often referred to in the industry as SCADA (Supervisory Control and Data Acquisition) equipment as well as power conditioning and distribution and liquid distribution components. All required components are currently available to Ocean Power from multiple vendors. It is not currently the intention of Ocean Power to manufacture any of these components.

         Power Subsystems:
         -----------------

                  Grid Power:
                  ----------

                  This is electrical power from an existing power grid. For much of Ocean Power's target market, this is not a viable power source, due to a lack of availability or environmental regulation. Ocean Power does not supply unique technology to this configuration, rather it will subcontract with a local utility to install commercial power conditioning and distribution components as required by the desalination system for that site.

                  On-Site Commercial Power Generators:
                  -----------------------------------

                  This is electrical power from a variety of commercially available power generation equipment such as industrial gas turbines or micro turbines. These systems are currently available to Ocean Power from a variety of suppliers. They will be selected based upon local fuel source and environmental constraints, and are an interim technology until more advanced renewable power systems are available.

                  On-Site Small Power Generation:
                  ------------------------------

                  This is electrical power from the Company's Stirling engine technology. The Stirling engine is a simple external combustion engine. An external heat source is applied to a heat exchanger containing a working fluid (in this case helium or hydrogen). As the fluid is heated, it expands, exerting pressure on a piston. Once the piston has moved the gas cools and is rerouted through a heat recovery unit back to the primary heat exchanger. The piston turns a crankshaft that is attached to an electrical generator. The primary advantages of the Stirling engines are that the external combustion is clean, silent, more efficient than internal combustion engines and since they have half the number of parts, they are potentially lower in cost. The Company's Stirling engine development has not yet achieved high rate production, but the Company's goal is to do so within the next twenty-four (24) months. The Company's Stirling engine would employ gas, diesel, biomass or municipal solid waste as fuel sources. It is available today for smaller desalination systems in modules ranging from 3 to 25 kilowatts (kW) of primary electrical power. Larger sets of Stirling engines, typically of 250Kw electrical power output, are expected to be available from the Company within a year. When Stirling engines are employed as the primary power source, both electrical and thermal outputs of the engines are used to achieve increased efficiency of the desalination subsystem.

                  Wind Power:
                  ----------

                  The electrical power from wind turbines requires very specific local wind conditions, and would generally be used in conjunction with one of the other candidate power system technologies in a hybrid configuration. Today this technology is available to Ocean Power through a variety of equipment suppliers.

                  Solar Power:
                  -----------

                  This is electrical power from solar heated Stirling engines or concentrated photovoltaic technology. The Stirling engine approach may be hybrid in configuration so as to use gas during periods of low solar energy concentration (e.g. cloudy days and at night). Both technologies would be available for use with Ocean Power H20kW Systems during 2001.

                  Advanced Alkaline Fuel Cell:
                  ---------------------------

                  This is electrical power from Ocean Power Corporation's proprietary alkaline fuel cell technology and its related electrochemical fuel processor which is in development. Initially, fuels will be natural gas, diesel or biomass and availability is planned for the year 2002. This power technology offers the potential of the lowest cost of product water from the H20kW Systems

                  Sea Kinetic:
                  -----------

                  This is electrical  power from  equipment  which  converts the kinetic energy of the ocean into electrical power. This technology is considered "in development" by numerous companies, of which the Company is not one. This power source, much like wind power, is most likely to be employed in a hybrid configuration with one of the other power sources discussed here.

Proprietary Components and Processes
------------------------------------

         Commercially,   neither   desalination   nor  power  plants  have  been
mass-produced in the same sense that automobiles, computers or consumer electronics have.

         Ocean Power has a number of proprietary processes that will be applied to the manufacture of its key components. These include:

         Electrode manufacturing process
         -------------------------------

                  This process allows for the fabrication of electrodes in a continuous spray process. This creates uniform assemblies and low fabrication cost largely due to reduced labor content.

         Hydrophilic coating of plastic heat exchangers
         ----------------------------------------------

                  These are evaporator condenser heat exchangers which employ one surface that is hydrophilic to hot seawater in a vacuum. By accomplishing this condition, the heat transfer in the heat exchanger is greatly increased and total power consumption of the system employing this heat exchanger is reduced. This is the specific implementation of a concept for which Ocean Power has a patent pending.

         High efficiency ejectors
         ------------------------

                  These are components used to increase vapor pressure and produce a vacuum in a very efficient and reliable manner. They are high in efficiency and manufacturability and are the topic of a current Ocean Power patent that is pending.

         Water management for fuel cells
         -------------------------------

                  A key factor in increasing performance of Proton Exchange Membrane (PEM) fuel cells is the management of the water created as a result of the basic reaction (H2 + 1/202 + H20 + electron). Ocean Power has proprietary coatings that allow it to manage this water in such a manner that it can precisely control the rate of evaporation. This allows it to run at higher efficiency than most other PEM fuel cells. This will be particularly advantageous in low-power applications where weight and mission life are critical.

         Modular system design
         ---------------------

                  The system approach of creating larger installations from multiple small units is not the traditional approach to either power or water plant design. Traditional companies have sought economies of scale from larger and larger plants. Ocean Power will attempt to realize economies of scale from building more units. This fits with its design philosophy of mass-producing identical, factory tested modules. This has been the successful approach of the semiconductor industry for memory chips and of the heating industry for home boilers. The advantages of this approach are increased reliability and reduced unit cost through higher unit production volumes.

         All of these factors allow for the system and subsystem level components to be mass-produced using standard high-rate manufacturing processes. This has not traditionally been done for either water or power plants. High-rate manufacturing processes for the desalination equipment include continuous forming and sealing of plastic heat exchange assemblies, automated injection molding of liquid distribution manifolds and ejector housings and continuous hydrophilic treatment of plastic films for evaporators.

         To the best knowledge of the Company, the Company is the first company to attempt to reduce the end cost of desalinated seawater and power by applying the high-rate manufacturing processes to the various components and subsystems making up its H20kW System. In order for the Company to do business internationally, especially in infrastructure services such as water and power, all manufacturing will be done to the internationally accepted ISO 9000 quality management and quality standards.

         From basic technology through site preparation and assembly, water and power cost is the factor determining all design decisions. Mass-produced standardized distillation and power modules will be configured to meet the customers specific needs and timetables. In all cases, the preference will be to use the lowest-cost, preferably indigenous, energy source and renewable energy sources will be a priority as long as they make economic sense.

Business Plan:
-------------

         The primary goal of the Company's business plan is to accomplish the sale of water and power through regional joint ventures, that are located in water and power challenged markets. These locally controlled joint ventures will ideally take 15-25 year contracts to build, own and operate water and power facilities. Although the Company will most likely have a minority ownership position in these joint ventures, their share of the ongoing royalty income will be negotiated on a case-by-case basis. The joint venture partners will be selected for their capabilities in the areas of market development, finance, civil engineering, project management, and experience with local political structures.

         The Company is currently in the early stages of certain Joint Ventures. "Early stages of development" generally refers to a developing relationship with an affiliate, which is not yet at the point of a signed Joint Venture Agreement.

         In Greece and Cyprus the Company has negotiated the terms of a Joint Venture Agreement with Apollo Water and Power. This agreement is subject to the approval of the Board of Directors. Apollo Water and Power is a Nevada Corporation which is developing private water and power systems throughout Greece and Cyprus.

         In Mexico the Company signed a Heads of Agreement with CIMA Capital Corporation. CIMA Capital Corporation is a California corporation developing private infrastucture in Mexico, Central America and South America.

         A "Heads of Agreement" provides a detailed statement of the nature of the intended affiliation between Ocean Power Corporation and the candidate regional joint venture partner, with an obligation to move forward diligently and in good faith.

         Greece, Mexico are anticipating development of 1 million gallon per day
(1mgd) pilot plants in their territories. One million gallons per day has been selected by Ocean Power Corporation as a "standard" size for pilot plant configurations of its H20kW Systems. Pilot Plants will be the initial prototype plants fielded by Ocean Power and its regional affiliates to demonstrate the Company's ability to enter the market and to accumulate operational and maintenance experience. The Pilot Plant is designed to provide high quality product water, using no excess electrical power for a small resort, industrial park, or a community of about 10,000 people for regions where individual water consumption is no more than 100 gallons per person per day. One million gallons per day is approximately 4,000 cubic meters per day, which is the design output of one standard set of modules of the H20kW Systems.

Licenses, Acquisitions and Alliances
------------------------------------

         The company has signed an exclusive worldwide license with Aquamax International Holdings, BV of the Netherlands and Keeran Corporation N.V. a Netherland Antilles Corporation for its issued and pending patents relating to the use of plastic heat exchangers for the distillation of seawater. The scope of this license covers the distillation of potable water from naturally occurring saline water in units of 1000 cubic meters per day or larger.

         The Company has acquired 100% of the Common Stock of Sigma Elektroteknisk AS of Norway. Sigma is the developer of a 3kW electrical/9 kW thermal Stirling Engine power plant for use in a power generation system for the home. This product will be the first commercial unit to be sold by the Company into the home power market and Sigma will be the center for the development of the full range of Stirling engine products that the Company plans on fielding.

         On April 10, 2000, the Company signed an exclusive worldwide license with STM Corporation of Ann Arbor, Michigan for the desalination market. STM makes 25 kW Stirling engines that can be used with both solar concentrators or hydrocarbon fuels.

PRINCIPAL PRODUCTS AND SERVICES AND THEIR MARKET

1.  The Market:
    ----------

         The Company recognizes that the traditional world markets for seawater desalination and power systems of any significance have been government owned and highly conservative. These are traditional municipal utility industries because they are so critical to human health and well being and because they are so capital intensive.

         The Company believes the path of least resistance to market entry is by placing a priority upon privately owned water and power systems . Examples of private water and power utilities are now numerous and demonstrating cost effectiveness to governments around the world. In France, the water systems have been operated by the private-sector for over 100 years. In the UK, the water systems were 100% privatized about a decade ago. Currently in the US, only about 15% of the population gets its water from a private utility or operator. By focusing on privately owned systems, the set of decision-makers is reduced to a few individuals with authority and the motivation to make a profit. This opens the path to a viable as well as traditional economic development bank "project finance." Ocean Power intends to enter the selected regional markets through joint ventures with regionally based companies or groups of individuals. Through careful selection, education and equity participation, management believes these regional entities will be better able to find, finance, and implement multi-year build, own, operate and transfer contracts for water and power plants that employ Ocean Power systems. The Company will participate in the joint ventures so as to assure optimum ongoing operations and to participate in system expansions, upgrades and profits.

2.  Principal Products and Services:
    -------------------------------

         The Company's initial products and services will be:

         STIRLING POWER SYSTEMS: Small (3kW) Stirling power systems for the boiler replacement market in Europe. With the acquisition of SIGMA Ocean Power is poised to enter the European market with a 3kW electrical/9kW, combined heat and power (CHP) unit for homes. This unit will be manufactured with strategic partners for both the engine itself, the boiler, generators and balance-of-plant.

         TURN-KEY WATER & POWER FACTORIES: The primary product of the Company will be turn-key water and power factories using the Company's H20kW systems. These systems will use mass-produced modular, desalination modules powered initially with conventional power technologies, such as gas turbines and later on with Stirling engines and fuel cells. In all cases the choice of power technology and energy source will be determined as a result of a comprehensive study of the local conditions regarding energy and environmental issues.

         As Stirling engines are phased in to take advantage of their lower-cost and higher efficiency, an additional Thermal Vapor Compression (TVC) stage will be added to some of the H2OKW systems. This will operate on the waste heat from the Stirling engine. These TVC modules can be purchased from a variety of commercial suppliers and although they may have a high initial cost, because they employ both the electrical and thermal output of the internal combustion engine, they can provide a significant improvement in overall system economics.

         "Waste heat from the Stirling engine" refers to the energy exiting the Stirling engine in the form of thermal energy, which is normally vented to the atmosphere as a useless byproduct of the combustion process. Ocean Power has devised system integration configurations to allow much of this energy to be employed by the overall H2OkW System to increase the efficiency of the system. The principal mechanism employed is to use the waste heat to pre-heat incoming seawater by means of a counter-flow heat exchanger so as to gain efficiency in the desalination process, employing either SWRO or Vapor Compression.

         SYSTEM DESIGN: The Company will design systems for the growing private coastal power and water market which requires multi-year demand contracts for power and water. Modular design accommodates unpredicted regional growth patterns while easing initial project finance demands due to the small size of the initial system. The Company plans to offer the system design, enabling technology, high quality manufacturing, and project finance to accomplish efficient modular power and water factories. Design has been standardized to allow rapid equipment delivery. Environmentally sensitive design addresses the projected demands of the next century. Project financing in the form of governmental or banks regional development loans will be sought for regional joint venture partners.

         HIGH PURITY WATER FROM THERMAL DISTILLATION: High quality product water will be provided by the Company through thermal distillation and non-chemical pretreatment. Results will be achieved through several proprietary technologies, including state of the art hypercritical ejectors in place of conventional compressors. Lower equipment cost will be achieved by employing low cost, engineered materials.

         "Hypercritical Ejectors" are a new technology under development by Ocean Power to replace mechanical compressors and vacuum pumps used in the current mechanical vapor compression ("MVC") equipment. The basis of this new technology is currently in a patent pending status, filed with the U.S. Patent and Trademark Office. This technology seeks to improve overall efficiency of the vapor compression cycle, greatly improve reliability of the compression and evacuation components, and significantly reduce the overall capital cost of the vapor compression system. Development of this new component has been underway for the past two years and is planned for completion within the next 18 to 24 months.

         WATER HARDWARE: The Company intends to develop specific configurations of this equipment that will improve reliability and reduce capital cost. The technology selected to accomplish the separation of pure water from seawater is Mechanical Vapor Compression Distillation (MVCD).This is a mature technology perfected over the past fifty years by various companies around the world. Several thousand seawater desalination plants of this type are in operation.

         POWER HARDWARE: Initial Company installations will be powered using conventional technologies, i.e. grid power, gas turbines, and Stirling Engines. However, in parallel, a small percentage of the necessary generating capacity will be served by more advanced technologies such the as fuel cells. The drive in this direction is toward even-lower cost and cleaner power.

         With the recent acquisition of Sigma Corporation, the Company has added a near term product line aimed at the home power market. Sigma has developed prototypes of a 3kW electrical/9kW thermal unit for sale into the home market as a boiler replacement or a grid-support unit. These units will now go into the manufacturing engineering phase and limited run production. The first deliveries of several hundred units per month are planned to start in the third quarter of 2001. The first 2 to 5 concentrator solar systems which employ Stirling engines should start being installed in the last quarter of this year and larger numbers (40 and up) in the second half of 2001 if final development, testing and cost effective manufacturing processes are successful.

         The basic building block of all of the Company's products will be a 3kW and 25kw (net electrical output) module. The initial primary power source of these modules will be an external combustion engine.

         These modules will vary according to the local fuel requirements and will provide either AC or DC output depending on whether or not they will interface with a local electrical grid. In all cases, these modules will be standardized, mass-produced units.

         In order to serve the primary stationary market, the Company will use a modular system architecture. Initially, the Company will use conventional technology such as gas turbines, which have a proven track record and worldwide availability. The next phase of development, starting late 2000, will use a modular system based on the existing 25 kW generators using external combustion engines. These units will be integrated in racks housed in 20' standard shipping containers to create modules with capacities up to 900 kW. The external combustion engines have shown efficiency and air quality characteristics substantially better than conventional technologies and hold the promise of substantially lower capital and operating costs.

         This family of products will deliver electrical power at efficiencies of 25-40%. This efficiency number refers to the amount of thermal energy in the primary fuel (natural gas, propane, etc. ) that is converted to electrical energy available to the user. For a comparison, central station power plants (coal, oil, natural gas and nuclear) range from 30 to 45% prior to transmission losses.

         Planned improvements should bring that efficiency level up to 50% or more over the next several years. Although these efficiencies are extremely attractive, alkaline fuel cells (AFC) hold the possibility of even higher efficiencies and lower costs. Since no currently available fuel cell technologies can match the cost and performance of external combustion engines, the Company has decided to refocus its fuel cell program to not compete at the current time. It will develop its proprietary hydrogen generation and alkaline fuel cell technology alongside the commercial deployment of external combustion engines. The Company believes that over the next three years it will be able to demonstrate alkaline fuel cell systems with efficiencies 55% or above.

         These products should provide near-term commercial sales with the long-term promise of competitive power cost. It is hoped that the ability of both the external combustion engines and the Company's alkaline fuel cell systems to operate a wide range of conventional and renewable fuel cells will help create significant competitive advantages.

         Once the Company has a 3kW and 25 kW power generation module in reliable production, it intends to add the 75 kw unit to allow it to serve markets requiring larger installations. There should be a small reduction of cost of materials per kW and it should allow for the simplification of installations in the 75 kW size range (such as fast food restaurants, which are 50 kW on average). This will only be done after the 25 kW unit has demonstrated an acceptable level of reliability. This will slightly reduce capital cost but still provide for the redundancy, reliability and ease of maintenance that set this system architecture apart from conventional approaches. The Company is currently capable of producing the following products, although their commercial viability has yet to be determined:

                           1        3kW natural gas Stirling home unit
                           2        3 kW propane Stirling home unit
                           3        25 kW solar Stirling unit

         CONTROL SOFTWARE: Ocean Power intends to employ the latest proven process control and enterprise integration architectures with software employing Java or Juni, and predictive diagnostics technology. This will allow fully autonomous systems with self-diagnostics, highly efficient regional logistics support, and worldwide monitor and control of the Company's systems.

DISTRIBUTION METHODS

         Ocean Power intends to participate in Joint Ventures ("JVs"), Affiliate Regional Enterprises, and Strategic Alliances ("SA") to which H2OkW Systems and its power products will be transferred for a price. Engineering, training, and financial services may also be transferred to the affiliates.

         The Company intends to participate in Regional Joint Ventures and Strategic Alliances that will build, own, and operate the water and power plants(as described in the Business Plan section). It is expected the JVs will enter into 15 to 25 year contracts to provide demand levels of water and power. The appropriate system will then be integrated on-site using both Company furnished key components and standard commercial components. Site construction will be done by local contractors under the supervision of the JVs in accordance with Company engineering standards and drawings.

         Although the above business structure supports the company's primary goals, additional strategic partners will be sought to develop the stand-alone utility market. These will be utilities and energy service companies in the marketing side with equipment manufacturing on the supply side.

COMPETITION:

1.  In General:
    ----------

         At the present time the Company is not aware of any entity seeking to manufacture, integrate, install and operate (through joint ventures or directly) seawater desalination systems powered by sustainable energy sources i.e. solar, wind, etc. A large and complex array of technical, manufacturing, financial, and business development barriers exist for others to enter this business.

         Several significant companies have expanded rapidly into the private water business over the past several years, and all are capable of locating and subcontracting equipment manufactures to supply desalination and power generation equipment. Among these are:

    o Suez Lyonnaise des Eaux, France (a merger of Compagnie de Suez and Lyonnaise des Eaux)

    o    Compaignie General des Eau (Vivendi), France

    o    Thames International, UK

    o    United Utilities (NWW), UK (Bechtel of US is part owner)

    o    Azurix

Entities predicted to enter this market in the near term include:

    o    US Filter, US (Recently acquired by Vivendi of France)

    o    Edison Capital, US

    o    CH2M Hill International, US

    o    Black and Veitch International, US

    o    United Infrastructure, US (a joint venture of Bechtel and Peter Kiewitt
         Sons)

    o    Enron (In conjunction with Azurix for integrated power and water).

         All of the above entities are likely direct competitors to the Company in the area of integrated, modular seawater and power systems. The Company believes that these possible competitors do not currently have the ability to manufacture, as well as integrate and install and operate systems powered by sustainable energy sources. The Company believes that it will be able to provide these services. Of the competitors listed, only Vivendi now has its own seawater desalination technology. The Company's competing technology is expected to be less costly to manufacture and more power efficient.

         Other entities currently very active in the privatization of water systems that could develop an interest in the Company 's market are:

    o    United  Water  Resources,  US (a joint  venture  of Suez  Lyonnaise  of
         France)

    o    Aqua Alliance, US (83% owned by Vivendi of France)

    o    American Water Works, US

    o    California Water, US

2.  Desalination:
    -------------

         General competition will be intense from a wide variety of suppliers of reverse osmosis technologies (RO) because the barrier to entry to this system technology is very low. The key component technology is available from several key suppliers throughout the world. However, this common and generic form of seawater desalination is prone to very poor water quality after a few months of operation, and operation and maintenance costs over the life of a system have proven to be much higher than estimated. The Company believes that seawater desalination through distillation offers a future of superior water quality, reliability, and much reduced maintenance. Distillation offers superior product water quality than other desalination technologies. Vacuum Vapor Compression Distillation, the cycle to be employed by Ocean Power's H2OkW(TM), is both theoretically and in practice the most efficient distillation cycle. Other key suppliers of distillation equipment are therefore the only competitors listed here. For even closer comparison, only manufactures of systems that do not depend upon waste steam from co-located power generation plants are considered here.

    o IDE: IDE Technologies, Ltd., of Israel is the world's leading manufacturer of low-temperature distillation systems with over 300 desalination plants fielded in 26 countries. They are wholly owned by Israel Chemical Ltd. with annual sales of about $40M per year.

    o SIDEM: Originally part of the French Government's Nuclear Power organization, SIDEM is now owned by Vivendi. SIDEM has built and fielded many high quality vapor compression systems. Through Vivendi's acquisition of US Filter, SIDEM equipment may become more available throughout the world.

    o ALPHA LAVAL: The parent is the world's leading manufacturer of heat exchangers. Over the past several years, Alpha Laval has attempted to enter the seawater desalination industry with a significant vapor compression system in Saudi Arabia.

    o MECCO: The only US manufacturer of Vapor Compression Distillation equipment. The largest installation is in northern Chile. The company is privately held.

    o MITSUBISHI HEAVY INDUSTRIES, LTD.: Builder of turn-key seawater desalination plants typically employing co-generation schemes, but also directly powered distillation of the Multiple Stage Effect or Multiple Effect Distillation type, they are known for pursuing very large contracts awarded under conventional tenders.

3.  Power:
    -----

         The current status of competitors in small module power generation is fragmented. Although the worldwide trend is moving to distributed power systems, the bulk of the competitors are still utilities or independent power producers. These companies generally tend to be large and burdened with substantial overhead, a corporate culture which is difficult to change and generally no proprietary technological advantage.

         With the trend toward the use of natural gas and smaller distributed systems, the primary competitors in this market are using aero-derivative gas turbines. These devices, based on aircraft engines, generate electricity through the combustion of hydrocarbons to produce mechanical power by rotating shafts that then drive electrical generators are available from companies such as:

    o    Rolls-Royce

    o    Solar  Turbines,  a Caterpillar  Company

    o    Allison

    o    Allied-Signal

    o    GE

    o    Pratt and Whitney

    o    Siemens

    o    DaimlerChrysler AG

         Since the per kilowatt installed cost of these systems ranges around $1,000, they are starting to see potential competition from smaller capacity, lower cost generators such as micro-turbines, fuel cells, external combustion engines and solar which project system costs ranging from $300 to less than $50. Although none of these technologies are yet in commercial production, there is a great deal of interest and some of the key players are:

    o    DaimlerChrysler AG/Ballard

    o    Allied-Signal

    o    Plug Power/GE

    o    US Wind Power

    o    BP Solar

    o    Siemens

    o    Toyota

DESCRIPTION OF THE INDUSTRY

         The seawater desalination industry has installed a total water production capacity of about 22,000,000 cubic meters per day over the past 30 years. Over the past 10 years, new plant installation has averaged about 1,000,000 cubic meters per day each year. This represents about $1.5 billion in equipment sales per year, or about $3 billion in total capital cost for installed plants per year. The figures stated represent the worldwide historic market for seawater desalination systems over the past 10 years. Ocean Power's product geared toward this market is the H2OKW system. These numbers do not address future markets, nor do they address stand-alone power systems. They do not represent the expected market for the Company.

         In terms of capacity, the vast majority of installed systems continue to be distillation technology as opposed to reverse osmosis or other technologies. However, the number of worldwide suppliers of seawater distillation systems has diminished from perhaps 20 in 1989 to less than 10 in 1999 through industry consolidation (e.g. Vivendi).

         The Company is not aware of any company that is producing integrated seawater distillation and power source systems at this time. Several historic participants in the industry have reduced capacity to supply equipment and few have accomplished any significant product improvements in decades. Most technical innovation and government sponsored research and development has been applied to seawater reverse osmosis technology. At the present time, reverse osmosis technology produces water of a lesser quality than distillation for the same specific power consumption. Only in the past 5 to 8 years has the industry again invested in significant technical improvements in the area of distillation.

         The best overall analysis of the industry has been produced by Klaus Wangnick, the Principle of Wangnick Consulting, GMBH, of Gnarrenburg, Germany. Since 1983, Mr. Wangnick has produced an annual analysis of the industry. His overall view of the industry was delivered to the World Congress of the International Desalination Association in 1997. The Company notes the following important observations from this report:

    1.   Growth of the industry will be modest for the next few years.

    2. No desalination capacity is installed in countries with a GNP of less than $1,000 per capita per year.

    3.   The  majority  of  industrial  focus will  continue to be on the Middle
East.

    4. Substantial growth of the industry will occur only after a dramatic reduction in both capital and operation costs.

         The Company also believes that the following general observations are correct.

         The overall sources of growth for this industry are population, improved standard of living, reduced energy costs, industrialization, and diminishing water quality. All of these factors are currently pointing to a much-expanded market, yet only a few new players have entered the industry in the past 5 years.

         Currently underway throughout the world is a wave of privatization of both water and power systems. Add to this the growing demand for environmentally benign power sources and little or no excess power generation at each desalination site, and the result is a vast new set of demands for the industry over the next two decades.

         Lastly, the industry is often driven by hydropolitics. Currently, the "Red Dead" project in Jordan, the formation of the Middle East Desalination Research Center, and the European Union's plans for the Mediterranean are examples of such political influences upon the industry. Add to this increasingly stringent drinking water standards and the Kyoto Accords and the resultant effect on water quality, fuels, and power systems, and the industry is clearly subject to a revolution.

         The "Red Dead" project in Jordan: This refers to one of the major water projects described in the text of the Jordan-Israel Peace Accord signed in 1994. The project is estimated to required $5 billion to fund It would, in effect, extend the Jordan River south to the Gulf of Aqaba, except the water would flow north 275 kilometers to the Dead Sea.. Near the end point, the seawater would enter a desalination plant, which would produce about 40% of the flow as potable water. The remaining brine would be sent into the Dead Sea. The desalinated water would flow from Israel to Amman and is often referred to as "peace water". No timetable yet exists for the project.

         "The Middle East Desalination Research Center": This center was established in December of 1996, is located in Muscat, Oman, and is dedicated to basic and applied research in desalination technology. Its mission is to seek to bring together scientists, engineers, water policy-makers, and water system operators in the Middle East and North Africa to work on the reduction of the cost of desalination technology

         "European Union's plans for the Mediterranean". The European Commission through its Directorate-General for Energy is developing extensive plans for the provision of desalinated water and associated power generation. The program is funded by the European Union's Fourth Framework Programme for Research and Technological Development and is one of the most extensive research funding initiatives in Europe.

         "Kyoto Accord": An international agreement by treaty, signed initially in Kyoto, Japan in 1997, which establishes a protocol to cut back on greenhouse emissions in order to slow the onset of global warming. This treaty could greatly effect how power is generated in the future and supports the use of renewable power sources, especially for large power consumers such as desalination plants.

SOURCES AND AVAILABILITY OF RAW MATERIALS

         The Company will use a wide range of materials in its various components and subsystems. Since its primary function is as a system integrator, it is generally purchasing subassemblies or complete subsystems such as pumps, blowers, valves, etc. All of these are designed to have multiple vendors worldwide.

         In regard to the proprietary components such as plastic heat exchangers and catalyst formations, the materials are commonplace and there are multiple sources worldwide.

         As part of the Company's Seawater Desalination Systems Product Development Program, these materials will constantly be reduced in quantity, and where possible, changed for lower cost, i.e. replacing coated stainless steel pressure vessels with lower cost materials such as concrete.

DEPENDENCE ON ONE OR MORE MAJOR CUSTOMERS

         Not applicable

PATENTS,  TRADEMARKS,   LICENSES,   FRANCHISES,   ROYALTY  AGREEMENTS  OR  LABOR
CONTRACTS, INCLUDING DURATION

         To protect its rights to its intellectual property, the Company will rely on a combination of trademark and copyright law, patent, trade secret protection, confidentiality agreements, and other contractual arrangements with its employees, affiliates, clients, strategic partners, and others. The protective steps it has taken may be inadequate to deter misappropriation of the Company's proprietary information. The Company may be unable to detect the unauthorized use of, or take appropriate steps to enforce its intellectual property rights. The Company has applied for its "H2oKW System" trademark in the United States. It is in the process of filing U.S. applications for patents. There are no registered patents at this time. Effective trademark, copyright, patent, and trade secret protection may not be available in every country in which it offers or intends to offer its products. In addition, although the Company believes that its proprietary rights do not infringe on the intellectual property rights of others, other parties may assert infringement claims against the Company or claims that it has violated a patent or infringed a copyright, trademark, or other proprietary right belonging to them.

         These claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources on its part, which could materially adversely affect the Company's business, results of operations, and financial condition. The Company incorporates certain licensed third-party technology in some of its services. In these license agreements, the licensors have generally agreed to defend, indemnify, and hold the Company harmless with respect to any claim by a third party that the licensed technology infringes on any patent or other proprietary right.

         The Company cannot assure that these provisions will be adequate to protect from infringement claims. The loss or inability to obtain or maintain any of these technology licenses could result in delays in introduction of new services.

GOVERNMENT APPROVAL

         Government approval for the Company's systems will vary from country to country. Regarding the water quality, certification to World Health Organization standards was completed in Malta in January 2000. This will qualify the desalination technology worldwide, with the exception of the U.S. Since all initial plants will be overseas, off-shore certification will be adequate for the Company's needs.

EFFECT OF ANY EXISTING OR PROPOSED GOVERNMENT REGULATIONS

         Other than normal government regulations that any business encounters, the Company's business is not effected by any government regulations. As with any business, other governmental regulations and requirements may have a substantial effect on the Company's business operations. The Company must meet the following requirements for Water Quality of the World Health Organization, the European Community, the U.S. Environmental Agency and of the Company itself. The standards of the Company are more stringent than the above governmental agencies. The Company believes that it can meet its standards.

                                  Water Quality
                     (A summary of drinking water standards)
                        (Values in milligrams per litre)

                        (Values in milligrams per litre)
Constituents             WHO(2)          EC(2)          EPA(2)            Ocean Power
------------             ------          -----          ------            -----------
Total Dissolved

Solids (TDS)             less than       less than      less than         less than
                         or equal to     or equal to    or equal to       or equal to
                         100             200            500               50
pH (units)               -               -              6.5-8.5           5.5-8.5


                        (Values in milligrams per litre)
Constituents             WHO(2)          EC(2)          EPA(2)            Ocean Power
------------             ------          -----          ------            -----------

Sodium                   less than 200   less than 20   NS                less than 20
Chloride                 less than 250   less than 25   less than 250     less than 25
Bromide                  -               -              -                 less than 25
Heavy Metals             -               less than 30   less than 1       less than or equal to EPA
Turbidity                                                                 0.5-1.0 NTU's
Odor                                                                      3 Threshold
Taste                    -               -              -                 B1 or B2 (Note 1)
Coliform                 NS              NS             less than
                                                        1 colony/100ml    0
Giardia Lambila          NS              NS             0                 0
Le Gionella                              0              0                 0


Note 1: International Association on Water Pollution Research and Control Flavor Wheel for Drinking Water, Water Quality Bulletin, Vol. 13, No 2-3, 1988.

Note 2: WHO is the World Health Organization; EC is the European Community; EPA is the U.S. Environmental Protection agency; Ocean Power is the Company.

RESEARCH AND DEVELOPMENT COSTS

         During   fiscal   years  1998  and  1999,   the  Company  has  expended
approximately $360,000.00, and $258,000.00 respectively, on research and development of its products. The costs were expressed in the Company's financial statements to reflect expenditures and salaries, equipment and related to research and development primarily in the areas of hydrogen generation and alkaline fuel cells. The bulk of the technology to be integrated into the H2OkW systems will be acquired from outside through acquisition, joint ventures, licenses or purchase. The Company anticipates expenditure of approximately $500,000 on Research and development for 2000.

         Fees generated, while paying directly for research and technology costs accrued to date, will fund the operations of the Company, which includes funding on-going technological development.

         The Company bases the sales prices for its products on the nature of the product, market conditions and market norms, and competition, therefore, it is not possible for the Company to estimate the extent to which the Company's research and development expenses will be borne directly by the customer.

COST AND EFFECTS OF COMPLIANCE WITH ENVIRONMENTAL LAWS AND REGULATIONS

         The Company is not involved in a business which uses materials in a manufacturing stage where such materials are likely to result in the violation of any existing environmental rules and/or regulations. Further, the Company does not own any real property which would lead to liability as a land owner. Therefore, the Company does not anticipate that there will be any costs associated with the compliance of environmental laws and regulations.

         Both the product water and power must comply with various government regulations regarding quality. This compliance reflects in the cost of equipment and operations of the Company's desalination and power generation equipment.

EMPLOYEES

         As of the date hereof, the Company employed 18 full-time employees, to include, the President, Vice President, Secretary Treasurer, 2 Executive Assistants to the President and Vice President, 2 Chemists, Manufacturing Manager, Design Engineer and an Administrative Assistant. The Company hires independent contractors on an "as needed" basis only. The Company has no collective bargaining agreements with its employees. The Company believes that its employee relationships are satisfactory. In the long term, the Company will add staff through acquisitions and will attempt to hire additional employees as needed based on its growth rate.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

         These financial projections contain figures relating to plans, expectations, future results, performance, events or other matters. When used in the Plan of Operations, or elsewhere in this Form, words such as "estimate", project, "intend" "expect", "anticipate" and similar expressions are intended to identify forward-looking statements.

         Such forward looking statements involve numerous risks and uncertainties, pertaining to technology, development of the Company's products and markets for such products, timing and level of customers orders, competitive products and pricing, changes in economic conditions and markets for the Company's products and other risks and uncertainties.

         Actual results, performance and events are likely to differ and may differ materially and adversely. Investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the date of the Plan of Operations.

         The Company undertakes no obligation to release or deliver to investors revisions to these forward-looking statements to reflect events or circumstances after the date of the Plan of Operations, the occurrence of unanticipated events or other matters.

         1.  PLAN OF OPERATION:
             -----------------

         The Company began its current operations in January, 1997 as Manufacturing Technologies Corporation (MTC). This is a Delaware Corporation and was originally set up to develop a business manufacturing modular seawater desalination and power plants. In March of 1998, MTC became a wholly owned subsidiary of PTC Holdings, Inc., when PTC Holdings acquired 100% of the stock of MTC in return for assuming 100% of its debt. PTC Holdings which subsequently merged with PTC Group in June 1999, PTC Holdings business was the survivor; although Group continued as the corporate entity. The Company is developing modular seawater desalination systems integrated with environmentally friendly power sources. It is also developing stand alone modular Stirling based power systems. These systems are intended to be sold to a series of regional joint ventures that will ideally take 15-25 year contracts to sell water and power. If successful, this will provide the Company dual income streams from both equipment sales and royalties from the sale of water and power.

         The Company has no profit to date. It has experienced a total of $19,448,460 in losses from inception of current operations on March 26, 1992 through to June 30, 2000. The Company's losses have resulted from the fact that its products are still in development and no sales have been generated.

         The Company currently has enough cash to continue its present level of operations for about 6 months. Due to the increased level of activity projected during the next three years, additional funding will be needed and is being sought. The Company believes that such current funding is available from private issuances of its equity securities.

         The Company has a limited operating history on which to evaluate its prospects. The risks, expenses and difficulties encountered by start-up companies must be considered when evaluating the Company's prospects. All development efforts share the risks that the technology being pursued may not perform to expectations. Also the cost to manufacture may exceed the product's value in the market. Changing market conditions and new technological breakthroughs by competitors also pose risks.

         Due to these uncertainties, the exact cost of the development program described below cannot be guaranteed. Difficulties and setbacks occur and can adversely affect the Company. All plans contain contingencies but they may prove insufficient.

         If market conditions change, financial performance projections may prove unreachable. All of these factors must be weighed when evaluating the future prospects (value) of a development stage company.

         The Company does not have an established source of revenue sufficient to cover its operating costs and to allow it to continue as a going concern. Also, management cannot provide any assurances that the Company will be successful in accomplishing any of its plans. The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish the plan described in the following paragraphs and eventually attain profitable operations.

         The Company's plan of operation for the next twelve months is as follows:

         (i) Since completion of its water quality certification on 9 December 1999, the Company has raised approximately $10 million pursuant to private placement financing which has allowed the Company to implement its Product Development Program, as well as to further business development, strategic partnering and acquisition activities. Based on an analysis of its sales and development costs, the Company intends to raise an additional $20-30 million pursuant to private placement and financing by the end of 2000, depending on the pace of actual sales and the acquisition activities of the Company, an additional round of financing (for a minimum of $100 million dollars) in the first half of 2001. The exact method by which this additional round of financing will be raised will be based on the maximization of shareholder value. The additional equity, if raised by the Company, will allow the Company to execute its business plan.

         Maximization of shareholder value is the basic lens through which all investment and other business decisions are made. One of the major reasons that the Company prefers to enter into joint ventures to finance its endeavors is to off-load the bulk of the expense of market development onto the joint venture partners. This brings market share without dilution of Ocean Power shareholders. Similarly, the choice to subcontract manufacturing and engineering wherever possible is done for the same reason. The only in-house manufacturing will be of extremely proprietary components using processes protected by trade secrets that cannot be otherwise protected.

         (ii) The Company will be doing technology and product development in a number of areas. They are:

                  a)   low-temperature   hydrogen   generation
                  b)   ejectors
                  c)   chemical-free  water pretreatment
                  d)   enhanced heat transfer in plastic heat exchangers
                  e)   high-performance  alkaline  fuel cells
                  f)   Stirling engines

         This work is all aimed at improving the performance and reducing the capital cost of the Company's products.

         (iii) The Company intends to build and install additional facilities in the next year. They are:

                  a)   laboratory and test facilities
                  b)   system integration facilities, and
                  c)   a manufacturing facility for proprietary components

         (iv) Although the Company plans to subcontract out as much work as possible, it still anticipates increasing the number of employees from the current eighteen (18) full time to approximately 40 full time.

ITEM 3   DESCRIPTION OF PROPERTY

         (a) The main office of the Company is currently  located at 5000 Robert
J. Mathews Parkway, El Dorado Hills, California 95762. It leases a 21,600 square feet building which is currently configured as office, engineering and warehouse space. The term of the Lease is for 5 years commencing April, 1997 and ending April 30, 2002. The company has two, three year options to extend the lease. As adequate financing becomes available to the Company, laboratory, test facilities, and system integration facilities and a manufacturing facility for proprietary components will be built.

         (b) Investment Property: It is and will be the Company's policy to generally avoid investments in illiquid assets such as real estate and manufacturing equipment. It will contract for the manufacture of its product. Services for such manufacturing are readily available. With regards to excess funds and retained earnings, the Company generally will invest such funds in money market funds or treasury funds. The Company typically funds ongoing operations from cash flow, and generally should not have significant funds available for long-term investment.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

                             PRINCIPAL STOCKHOLDERS

         1. The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of July 5, 2000 by (i) each stockholder known by the Company to be the beneficial owner of more than five percent (5%) of the outstanding Common Stock, (ii) each director of the Company, (iii) each executive officer of the Company, and (iv) all directors and executive officers as a group.

                      Name and Address                              Percentage
                      Of Beneficial                Number of       Beneficially
Title of Class            Owner                      Shares          Owned (1)
--------------            -----                      ------          ---------

   Common             Joseph P.Maceda*             10,641,579           28%
                      5019 Susan Oaks Drive
                      Fair Oaks, CA 95628

   Common             Robert L. Campbell*           6,980,341           19%
                      15009 Rio Circle
                      Rancho Murieta,
                      CA 95683

   Common             Gloria Rose Ott*              2,610,000           27%
                      20250 Edgewood Farm Lane
                      Purcellville, VA 20132

   Common             J. Michael Hopper*              901,320             2%
                      135 Alder Avenue
                      Davis, CA 95616


* Indicates directors and/or executive officers.

1. Based upon 37,461,942 shares of common stock outstanding on October 19, 2000.

Unless otherwise indicated in the footnote below, the Company has been advised that each person above has sole voting power over the shares indicated above.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

(a)      DIRECTORS AND EXECUTIVE OFFICERS:

                  NAME             AGE        OFFICE (1)
                  ----             ---        ------

         Gloria Rose Ott           46         Chairman of the Board and
                                                       Director

         Joseph P. Maceda          48         President and Director

         Robert L. Campbell        56         Vice President and Director

         J. Michael Hopper         52         Secretary/Treasurer

1. Directors serve a term of one year. Gloria Rose Ott has served as Director and Chairman of the Board since October, 1998; Joseph P. Maceda has served as a Director since January, 1997; Robert L. Campbell has been a Director since June, 1997.

b)  BACKGROUND INFORMATION:

MS. GLORIA ROSE OTT - CHAIRMAN OF THE BOARD. Ms. Ott joined the Company as Chairman of the Board in October, 1998. Ms. Ott was founder and Chairman of RapidTech, Inc., from 1995 through 1999. RapidTech, a privately held corporation, managed a Defense Advanced Research project that employed agile manufacturing standards to the eventual mass-production of hybrid vehicles, teaming with Detroit Center Tools and the Taylor Dunn Company.

In 1994, Ms. Ott received a Presidential Appointment and served on the Board of Directors of the Overseas Private Investment Corporation (OPIC) until 1999. OPIC sells investment services to assist U.S. companies in some 140 emerging economies around the world with an active portfolio of $18.3 billion. In addition, from 1992-1998 Ms, Ott served as the President of Miraido Corporation, building a $24 million mixed-used real estate project on a city block in San Jose, California. Ms. Ott earned her Bachelor of Arts Degree at San Francisco State University and completed her graduate studies at Sonoma State University.

JOSEPH P. MACEDA - PRESIDENT. In January of 1997, Mr. Maceda founded Manufacturing Technologies Corporation to pursue the modular seawater desalination and power markets. This company became a wholly owned subsidiary of PTC Holdings, Inc, in March of 1998. Mr. Maceda also served as President. In June, 1997, PTC Holdings merged with PTC Group, Inc. (OTCBB Symbol: PWRE), and Mr. Maceda became President of the merged company.

Mr.  Maceda has 22 years of  experience  in  business  development,  management,
finance,   technology  acquisition,   and  development  in  support  of  product
commercialization.

Since Mr. Maceda founded the Company in January 1997, he has devoted 100% of his time to the development of the business that has evolved into Ocean Power. As the financials show, Ocean Power has had no sales since its inception. For the seven and half years prior, Mr. Maceda, was the VP of Development of H Power.

In March of 1987, Mr. Maceda founded Teledata International, Inc., which was developing wireless, wide-area networks for remote monitoring and control systems. Fuel cells were a subsidiary technology development as power supplies but in June 1988, because of the potential of fuel cells, all other technologies were shelved and a new corporation was formed call H Power Corporation, to develop fuel cell, hydrogen generation, and storage technologies for use in the battery replacement, stationary power, and transportation markets.

From June 1998 until he left H Power in December, 1996, Mr. Maceda raised money, found technologies and developed strategic partnerships for marketing and manufacturing with companies such as Singapore Technologies, Rolls-Royce; Neste Oy; IBM; Duquesne; Sumitomo; British Nuclear Fuels; the U.S. Department of Defense; the U.K. Ministry of Defense, and others

ROBERT L. CAMPBELL - VICE PRESIDENT. Mr. Campbell has 24 years experience in the high technology sectors of the defense electronics industry, is a pioneer in the conversion of defense technologies to peaceful applications, and has 10 years experience in the seawater desalination industry. Prior to founding Integrated Water & Power,(IW&P) during 1997, Mr. Campbell was founding President and Chief Executive Officer of Advanced Distillation Technology (ADTech, founded 1991). He was responsible for the identification and negotiation of Kaiser Aerospace & Electronics, Saudi Industries for Desalination Membranes and Systems, and Singapore Technologies Automotive as key investors and partners. He was responsible for ADTech's system design and the location and selection of all key technologies and personnel. While Mr. Campbell was President and CEO of Advanced Distillation Technologies, a development stage company, working on exactly what its name describes. This company had no sales in the time Mr. Campbell was running it.

In 1983, Mr. Campbell founded, operated and developed Advanced Counter Measure Systems (ACMS) a privately held corporation which supplied advanced technology electronic systems to all U.S. military services and several federal agencies. During 1987 and 1988 Mr. Campbell arranged and concluded the significant sale of equity in ACMS to TRW, Inc., of Delaware and EDO Corporation of New York.

While at Watkins-Johnson Co. from 1966 to 1983 Mr. Campbell progressed from Member to the Technical Staff in Device R&D to Staff Scientist in Electronics Warfare Systems, to Founding Department Manager of the Electronics Warfare Systems group.

From 1967 to 1970 while in military service ((U.S. Army Security Agency and Strategic Communications Command) he designed and deployed extensive test networks used to explore Electromagnetic Pulse effects in support of the Safeguard Anti-Ballistic Missile System development.

Mr. Campbell is a graduate of St. Mary's College of Moraga, California (B.S. Physics, 1966), did graduate studies at the University of Arizona (Systems Engineering 1968), participated in the Honors Program at Stanford University (Microwave Engineering, 1975) and holds a California State Teaching Credential (lifetime).

J. MICHAEL HOPPER - SECRETARY/TREASURER. Mr. Hopper joined the Company in January of 1997. Prior to his current position, from 1986 to 1996 Mr. Hopper was President, Founder and Partner of Rainbow Video Duplicating, Inc., of New York, a video duplicating service company with clients in corporate, medicine, entertainment, and instructional fields. Mr. Hopper worked closely with clients through all stages of package, design, printing, duplication, fulfillment and final production of an annual distribution exceeding 3 million units. Mr. Hopper has a Bachelor of Arts degree in communications from the University of Florida.

SIGNIFICANT EMPLOYEES:

ROBERT ZHAO, Ph.D., DIRECTOR OF FUEL CELL TECHNOLOGY

Dr. Robert Zhao has 17 years of research and development experience in the field of electrochemical energy generation and storage, ranging from primary and secondary batteries to fuel cells. He holds a Ph.D. in Electrochemistry from Case Western Reserve University, Cleveland, Ohio. As the director of the Company's fuel cell technology, he oversees the development of fuel cell components and low temperature fuel processors.

Before he joined the Company, Dr. Zhao was the program manager of high power PEM fuel cells and a member of the company's strategic planning committee at H Power Corporation. He was with H Power for two months before accepting his present position with the Company in May 1997. His responsibilities at both companies are in the area of electrochemical development. Specifically he has worked on advanced fuel cell electrodes, stacks, and systems. Currently he is working on advanced alkaline fuel cell technology as well as low-temperature hydrogen generators.

While Dr. Zhao was working on Defense Advance Research Projects Agency (DARPA) projects at CCES (Case Center for Electrochemical Sciences), he accumulated five years of experience on the electrochemical properties of small organic molecular fuels. He has designed and expanded a variety of technology tools to enhance the development of direct organic fuel cell technologies, such as direct methanol fuel cells (DMFC).

Dr.  Zhao's  experience  also  includes  the  development  of   maintenance-free
lead-acid and lithium batteries.

ITEM 6.           EXECUTIVE COMPENSATION

                           SUMMARY COMPENSATION TABLE
                               Annual Compensation

Name and
Principle                                                       Other Annual
Position                   Year         Salary       Bonus      Compensation
--------                   ----         ------       -----      ------------

Joseph P. Maceda           1998         $182,000      N/A             N/A
President                  1999         $186,368      N/A             N/A

Name and
Principle                                                       Other Annual
Position                   Year         Salary       Bonus      Compensation
--------                   ----         ------       -----      ------------

Robert L. Campbell         1998         $182,000      N/A             N/A
V. President               1999         $186,368      N/A             N/A

J. Michael Hopper          1998         $130,000      N/A             N/A
Secretary/Treasurer        1999         $133,120      N/A             N/A

         No other compensation was given to any of the above-listed employees during the relevant time periods. Except for providing standard-form health insurance to it's employees, during such time period, the Company did not pay any bonuses, or grant any stock awards, options or stock appreciation rights, or pay any other form of compensation of perquisite.

         Management Incentive Option Plan: The Company's Board of Directors has directed the creation and implementation of a stock incentive option plan for all employees. Details of this plan are in development, however, a block of 7 million shares of common stock has been authorized for use by such a plan. A plan will be developed and a proposal will be presented to the Board of Directors.

         There are no standard arrangements pursuant to which the Company directors are compensated for services provided as a director. No additional amounts are payable to the Company's directors for committee participation or special assignments.

         Employment Contracts: The Company has executed contracts with Joseph P. Maceda, Robert L. Campbell, J. Michael Hopper and Lori O'Brien. Terms of these contracts are in effect for three additional years and include basic compensation. Other terms unique to each individual address issues of travel restitution, transportation compensation, executive health benefits, and professional association dues. These contracts are attached as part of the exhibits.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

   In November 1999, related parties advanced the Company $650,000 in the form of convertible debentures, as follows:

   During November 1999, the Company issued three convertible debentures for $100,000 each, one to Freedom Funding, Inc., one to Regis Investment Co. Ltd., and one to Venture Investment Group, Inc.. Two of the debentures are due August 1, 2004 and the third is due November 1, 2004. The debentures accrue interest at 12% per annum. The holders of the debentures retain the option to convert for a period of five years any portion of the debt into the Company's restricted common stock at a price of $1.50 per share. Any shares issued under the conversion privileges of these debentures carry two purchase warrants allowing the holder to purchase one additional restricted share for each share purchase warrant held at a price of $0.75 per share. The share purchase warrants are valid for five years after the purchase. The market value of the Company's shares on the date of issuance of the Debenture(s) was $1.50.

   During November 1999, the Company issued one debenture to Freedom Funding, Inc., for $350,000. The debenture is due August 1, 2004. The debenture accrues interest at 12% per annum. The holder of the debenture retains the option to convert for a period of five years any portion of the debt into the Company's restricted common stock at a price of $1.50 per share. Any shares issued under the conversion privileges of these debentures carry two purchase warrants allowing the holder to purchase one additional restricted share for each share purchase warrant held at a price of $0.75 per share. The share purchase warrants are valid for five years after the purchase. The market value of the Company's shares on the date of issuance of the Debenture(s) was $1.50.

   During 1997, 1998 and 1999, the Company made cash advances to employees. The advances were formalized through the signing of notes receivable bearing interest at 7% per annum with each employee at the end of each year. Per the terms of the notes, interest is added to the balance of the notes at the end of each year.

         In 1999, 1998 and 1997 the Company advanced employees $420,334, and $114,805 and $123,826 respectively.


   During 1999 and 1998, related parties advanced the Company $1,024,357 and $2,274,878 in the form of notes payable and wages payable, respectively.

Notes payable to related parties as of December 31, 1999 consist of the following:

Note  payable  to K.  Rissler  bearing  interest  at 10% per         $   500,000
annum, due upon demand, secured by personal guarantee of officer.

Unsecured  note  payable  to E.  Mettler  for  unpaid  wages             215,704
bearing interest at 10% per annum, all unpaid interest and principle due on demand.

Unsecured  note  payable to J.M.  Hopper  for  unpaid  wages             350,550
bearing interest at 10% per annum, all unpaid interest and principle due on demand.

Unsecured  note  payable to G.  Franklin  for  unpaid  wages             174,223
bearing interest at 10% per annum, all unpaid interest and principle due on demand.

Unsecured  note  payable to J.P.  Maceda  for  unpaid  wages             663,059
bearing interest at 10% per annum, all unpaid interest and principle due on demand.

Unsecured note payable to J.P.  Maceda  bearing  interest at             609,818
10% per annum, due upon demand.

Unsecured  note  payable  to L.  O'Brien  for  unpaid  wages             121,718
bearing interest at 10% per annum, due upon demand.

Unsecured  note  payable  to L.  Arikara  for  unpaid  wages             121,647
bearing interest at 10% per annum, due upon demand.

Unsecured  note  payable  to R.  Johnson  for  unpaid  wages              31,209
bearing interest at 10% per annum, due upon demand.

Unsecured  note  payable to R.L.  Campbell  for unpaid wages             402,186
bearing interest at 10% per annum, due upon demand.

Unsecured note payable to R. Leibowits  bearing  interest at              61,884
10% per annum, due upon demand.

Unsecured  note payable to R. Zhao for unpaid wages  bearing             229,968
interest at 10% per annum, due upon demand.

Unsecured  note payable to S. Hosey for unpaid wages bearing              43,347
interest at 10% per annum, due upon demand.

Unsecured note payable to Yuyan Luo for unpaid wages bearing             143,644
interest at 10% per annum, due upon demand.

Unsecured  note payable to J. Hosey for unpaid wages bearing              51,087
interest at 10% per annum, due upon demand.

Unsecured note payable to Cameron  Holdings bearing interest             100,000
at 10% per annum, due upon demand.

Unsecured note payable to Xcel Associates  bearing  interest             250,000
at 10% per annum, due upon demand.

ITEM 8.  DESCRIPTION OF REGISTRANT'S SECURITIES.

COMMON STOCK

         The Company's Articles of Incorporation authorize the issuance of 500,000,000 shares of Common Stock, with a par value of $.01 per share, of which 37,461,942 shares are issued and outstanding.

         Holders of shares of common stock are entitled to (one) vote for each share on all matters to be voted on by the shareholders. Holders of common stock have no cumulative voting rights.

         The Company does not currently anticipate paying any dividends on its Common Stock. In the event of a liquidation, dissolution or winding up of the Company, the holders of shares of common stock are entitled to share pro-rata all assets remaining after payment in full of all liabilities, subject however, to any rights of the shareholders of preferred shares issued and outstanding at the time of such liquidation, dissolution or winding up of the Company (see Preferred Stock below). Holders of common stock have no preemptive rights to purchase the Company's common stock. There are no conversion rights or redemption or sinking fund provisions with respect to the common stock. All of the outstanding shares of common stock are fully paid and non-assessable.

PREFERRED STOCK

         The Company's Articles of Incorporation authorize the issuance of 20,000,000 shares of Preferred Stock, with a par value of $.001 per share. No such shares have been issued.

         The Preferred Stock may be issued in various series and shall have preference as to dividends and to liquidation of the Corporation. The Board of Directors of the Company shall establish the specific rights, preferences, voting privileges and restrictions of such preferred stock, or any series thereof. Holders of preferred stock have no cumulative voting rights .

WARRANTS

         Pursuant to the private placement financing undertaken in January 2000, the Company has issued 1,963,674 warrants (see Part II, item 4(b)(13)), each to purchase one additional share of common stock. The exercise price of the warrants ranges from $1.991 to $5.144, and the warrants are exercisable at various dates through August 2003.

         Pursuant to a private placement financing undertaken in August, 2000, the Company has issued 1,000,000 warrants (see Part II, item 4(b)(14)), each to purchase one additional share of common stock. The exercise price of the warrants is $1.50 and the warrants are exercisable through August, 2003.

DEBENTURES

         The Company has issued four convertible debentures (see Item 7, above), three for $100,000 and one for $350,000. The debentures carry a rate of interest of 12% per annum, and are due in 2004 (three of the debentures are due on August 1, 2004 and one debenture is due on November 1, 2004). At the option of the holder, the debentures can be converted into shares of common stock at a price of $1.50 per share. Any shares issued pursuant to such conversion shall carry two purchase warrants allowing the holder to purchase from the Company, at a price of $.75, one additional restricted share for each purchase warrant held. The share purchase warrants are valid for a period of 5 years after the date of issuance.

         The Company's transfer agent is Interstate Transfer Company, 6084 South 900 East, Suite 101, Salt Lake City, Utah 84121

                                     PART II

ITEM 1.  MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

         A.       MARKET INFORMATION

         The Company's common stock is traded on OTC Pink Sheets under the symbol PWRE.

         The following table sets for the high and low bid prices for the Company's common stock for the past two years. The prices below also reflect inter-dealer quotations, without retail mark-up, mark-down or commissions and may not represent actual transactions.

                          High              Low

Quarter Ended             Ask $             Bid $          Close $
-------------             -----             -----          -------

March 1998                 1.92             1.19             1.75

June, 1998                 3.93             2.93             3.00

September, 1998            3.50             2.37             2.40

December, 1998             5.30             4.60             4.80

March, 1999                 .81              .62              .68

June, 1999                  .54              .51              .53

September, 1999            2.25             1.50             2.12

December, 1999             1.37             1.25             1.37

March, 2000               13.37             1.37             7.50

June, 2000                 7.75             2.50             6.25

September, 2000            5.18             4.03             5.12

         Source: Financial Web.  Historical Data

Please note that until June 22, 1999, which is the date of the merger of PTC Group (which had a public market for its securities) into PTC Holdings (which had no market for its securities before the merger), the above prices including those of June, 1999 were for PTC Group only.

         As of October 19, the bid price of the Company's Common Shares was $4.00 per share.

         B.       HOLDERS

         As of October 19, there were approximately 232 holders of the Company's common stock, as reported by the Company's transfer agent. This number does not reflect those shareholders whose shares are held by a broker-dealer or other institutional nominee.

         C.       DIVIDENDS

         The Company has not paid any dividends on its Common Stock. The Company currently intends to retain any earnings for use in its business, and therefore does not anticipate paying cash dividends in the foreseeable future.

ITEM 2.           LEGAL PROCEEDINGS

         The Company is not subject to any legal proceedings or claims.

ITEM 3.           CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

                  Not applicable.

ITEM 4.           RECENT SALES OF UNREGISTERED  SECURITIES

a.       CONSULTING AGREEMENTS
         ---------------------

During July 1997, the Company entered into a consulting agreement with Richard Morris Associates for services in connection with the development of the Company's desalination project on an as needed basis. The agreement is for one year and calls for payments of $1,000 per month plus expenses. During June 1998, the Company extended this agreement through December 1998. During January 1999, the Company extended this agreement through December 1999. During January 2000, the Company extended this agreement through December 2000.

During June 1999, the Company entered into a consulting agreement with D. Weckstein & Co.Inc.(Weckstein)as financial consultants and investment bankers for a period of two years. Weckstein & Company is a broker dealer and a member of the National Association of Securities Dealers. The company has been in business since 1987 and have extensive contacts befitting Ocean Power's business plan. It introduced Ocean Power to Prudential Securities; to electrical utility corporations in Europe; to desalination plants in South America and held institutional meetings both in the United States and Europe. It will continue to search for business opportunities for Ocean Power Corporation in the future.

         The Weckstein agreement calls for the Company to issue options to purchase 300,000 shares of the Company's common stock at a price of $5.00 per share for a period of three years from the date of the agreement. The agreement also calls for cash payments in connection with certain financial transactions consummated as a result of introduction by Weckstein such as mergers, acquisitions, joint ventures, debt or lease placements and similar or other, on-balance or off-balance sheet corporate finance transactions as follows:

1.       7%  of  the  first  $1,000,000  of  the  consideration   paid  in  such
         transaction;

2.       6% of the consideration in excess of $1,000,000 and up to$3,000,000;

3.       5% of the consideration in excess of $3,000,000 and up to $5,000,000;

4.       4% of the consideration in excess of $5,000,000 and up to $7,000,000;

5.       3% of the  consideration  in excess of $7,000,000 and up to $9,000,000;
         and

6.       2% of the consideration in excess of $9,000,000.

During December 1999, the agreement was amended whereby Weckstein will receive options to purchase up to 125,000 shares of common stock at a price of $1.00 per share until December 31, 2003. This amendment supercedes the agreement dated June 23, 1999. During 1999, the Company paid $10,000 in commissions to Weckstein. No options were exercised as of December 31, 1999. The market price for these shares was $1.15 on the date of the amendment.

During February 2000, the Company signed an amendment to its agreement for consulting services with Weckstein. The amendment calls for the Company to issue 75,000 options to purchase the Company's common stock exercisable at $6.00 per share for three years. This amendment supercedes the agreement dated December 7, 1999. The market price for these shares was $6.25 on the date of the amendment.

During April 2000, the Company signed an amendment to its agreement for consulting services with Weckstein dated February 18, 2000. The amendment cancels the options previously issued and calls for the Company to issue 110,000 options to purchase the Company's common stock exercisable at $3.00 per share until February 18, 2003. This amendment supercedes the agreement dated February 18, 2000. The market price for these shares was $3.00 on the date of the amendment.

In August 2000, there was a Fourth Amendment to the agreement for consulting services with Weckstein which calls for the Company to issue 110,000 options to purchase the Company's common stock exercisable at $3.50 per share until August 31, 2003. The market price for these shares was $3.58 on the date of the amendment.

During March 1999, the Company entered into a consulting agreement with Richard Brown for services in connection with obtaining equity financing for the Company. The agreements calls for the payment of a 10% commission for any and all funds delivered to the Company during 1999. No funds were delivered to the Company and no commission payment were made during 1999.

During July 1999, the Company entered a six month business consulting agreement with Xcel Associates, Inc. to perform business management and marketing services, which may be renewed for a provisional three month period upon mutual agreement of the parties. The agreement calls for the Company to issue 500,000 shares of the Company's common stock as follows: 1) 150,000 shares within one week of signing the agreement; 2) 150,000 shares within 30 days based on mutually agreed upon performance as well as the right to purchase up to 1,000,000 shares of common stock at $0.50 per share and the payment of expenses incurred. The market price for these shares was $4.10 on the date of the signing of the agreement.

During November 1999, the Company entered into a 30 day consulting agreement with Intercontinental Capital Corp. to assist the Company to obtain financing. The agreement calls for the Company to pay $42,000 for services, $6,000 for expenses and issue 60,000 shares of the Company's common stock. The Company paid all fees and expenses and issued 60,000 shares of common stock in conjunction with this agreement and allowed the agreement to expire. The market price for these shares was $1.40 on the date of the signing of the agreement.

During January 2000, the Company entered into a three year consulting agreement with Clement J. Wohlreich to provide financial, marketing and management services. Clement J. Wohlreich has been a member of various national stock exchanges from 1967 through 1987 i.e. AMEX, NYSE CBO, etc. In 1987, he formed his own OTC trading firm and is self employed. He is also the manager of the San Francisco office of Electronic Trading Group who have 20 offices in the US and overseas. The agreement calls for the Company to issue 100,000 units at $3.00 per unit, consisting of one share of the Company's common stock and one warrant. The warrants will have a life of three years and a purchase price of $1.50 per warrant. The market price for these shares was $1.57 on the date of the signing of the agreement.

During January 2000, the Company entered into a three year consulting agreement with EBM, Inc. to disseminate investor information on the Company to the market place and develop buyer's who purchase the Company's stock. The agreement calls for the Company to pay $4,000 per month until the Company secures a total of $5,000,000 in financing, then the Company will pay $6,000 per month for 12 months and grant 100,000 options to purchase the Company's common stock. The options will have a four year life and will be priced at $1.50 per share. The market price for these shares was $1.57 on the date of the signing of the agreement.

EBM specializes in start-up and early stage companies, EBM has provided `new business consulting' services for over 15 years. The principal of EBM has provided his clients with assistance in developing marketing plans, securing early stage financing, locating key personal, and writing business plans. Recently, EBM has begun providing Investor Relations services for its clients. EBM is now able to bring its new business development experience in support of early stage public companies, such as Ocean Power Corporation.

During January 2000, the Company entered into a consulting agreement with Donner Corp. International to provide initial marketing and promotion services. The agreement calls for the Company to pay a retainer of $2,500, $100,000 for services in connection with the assisting the Company to implement its business objectives and issue 10,000 warrants to purchase the Company's common stock at a strike price equal to 80% of the lowest five day average stock closing price from January 2-31, 2000. The warrants are exercisable for three years beginning February 1, 2000. The market price for these shares was $1.41 on the date of the signing of the agreement.

Exemption for Issuance of Securities Described above.
-----------------------------------------------------

         The Company claims the exemptions from registration provided by Section 4(2) of the Securities Act of 1933, for the securities issued in connection with the agreements described in this Part II, Item 4(a). Each such issuance was made pursuant to individual contracts which are discrete from one another and are made only with persons who were sophisticated in such transactions and who had knowledge of and access to sufficient information about the Company to make an informed investment decision. Among this information was the fact that the securities were "restricted securities".

b.       ISSUANCE OF COMMON STOCK
         ------------------------

         The Company has had several different transactions with respect to its securities since it began current operations during the past 3 years. They are presented below, adjusted to give effect to the number of shares and price after the reverse merger which created the current Company. Unless otherwise stated, sales of securities made before the reverse merger which is described in History of the Company, were made by the Company (PTC Holdings) at the fair value of such shares on the date of the transaction. Such sales were made for what was then the common stock of PTC Holdings, for consideration given to PTC Holdings by persons who had a connection with PTC Holdings. The Company claims one or more exemption from registration or qualification for each such transaction. If any such exemption is lost or not achieved, the Company may become liable for substantial liability.

         1)       RECAPITALIZATION  OF PTC HOLDINGS,  INC.  ("HOLDINGS") AND PTC
                  ----------------  ----------------  ----  --------------------
                  GROUP, INC. ("GROUP"), JUNE 22, 1999.
                  -------------------------------------

On June 22, 1999, the Company completed a recapitalization between Group and Holdings. The presentation of the recapitalization is as follows: The equity of the acquiring entity (Holdings) is presented as the equity of the combined enterprise, however, the capital stock account of the acquiring entity (Holdings) is adjusted to reflect the par value of the outstanding stock of the legal acquirer (Group) after giving effect to the number of shares issued in the reverse merger. Accordingly on June 22, 1999, the Company had 6,291,450 shares of common stock outstanding; and 25,044,146 shares as detailed below have been retroactively restated for an equivalent number of shares received in the merger by Holdings.

                  Exemption For This Issuance:
                  ---------------------------

         The Company claims the exemption from registration provided by the Securities Act of 1933, Section 3(a)(9).

         2)       OFFERING TO EMPLOYEES AND CONSULTANTS FOR CASH.
                  -----------------------------------------------

In appreciation for the support of its employees and consultants given to the Company by not terminating their association with the Company even though it was experiencing financial difficulties, the Company offered certain key employees and consultants the opportunity to purchase common shares of the Company at par value. This offering was open between February 24, 1998 and June 17, 1999. 1,962,754 shares were issued to 24 persons.

         The offered shares were common stock of the Company. No commissions were paid in connection with these sales. The price of each share was $0.003 (as adjusted). Each sale was made for cash.

                  Exemption For This Issuance:
                  ----------------------------

         The Company claims the private offering exemption provided by Section 4
(2) of the Securities Act of 1933, among others which may be available. The offering was made only to those persons who, by reason of their relationship with the Company, had knowledge of and access to sufficient information about the Company to make an informed investment decision. Among this information was the fact that the securities were "restricted securities". The certificates for their shares were "legended as restricted" and the Company's transfer agent was notified that these securities were restricted.

         3)       OFFERING TO VENDORS, LENDERS AND LANDLORD FOR CASH
                  --------------------------------------------------

         In appreciation for the forbearance of the Company's vendors, lenders and landlord from collecting amounts owed to them when the Company was experiencing financial difficulties, the Company offered them the opportunity to purchase common shares of the Company at par value. This offering was open from April 1, 1998 through June 17, 1999. 254,388 shares were issued to 9 persons.

         The offered shares were common stock of the Company. No commissions were paid in connection with these sales. Each sale was made for cash.

                  Exemption For This Issuance:
                  ----------------------------

         The Company claims the private offering exemption provided by Section 4
(2) of the Securities Act of 1933, among others which may be available. The offering was made only to those persons who, by reason of their relationship with the Company, had knowledge of and access to sufficient information about the Company to make an informed investment decision. Among this information was the fact that the securities were "restricted securities". The certificates for their shares were "legended as restricted" and the Company's transfer agent was notified that these securities were restricted.

         4)       OFFERING TO LENDERS FOR CANCELLATION OF DEBT.
                  --------------------------------------------

         In appreciation for the support of various employees of the Company, consultants, friends or insiders for deferment of salary, fees and loans, all during a period of financial difficulty for the Company, the Company offered certain key creditors the opportunity to purchase common shares of the Company in exchange for some of such or all of the amount owed to them. This offering was open between June, 1998 and March 1, 2000. 21,949,667 were issued to 17 persons. The number of shares issued to each Lender in exchange for debt was negotiated with each lender.

         Each of these shares was common stock of the Company. No commissions were paid for these transactions.

                  Exemption For This Issuance:
                  ----------------------------

         The private offering exemption provided by Section 4(2) of the Securities Act of 1933, among others, is claimed by the Company for these transactions. The offering was made only to a limited number of those creditors who, by reason of their connection to the Company, had knowledge of and access to sufficient information about the Company to make an informed investment decision. Among this information was the fact that the securities were "restricted securities". The certificates for these securities were "legended as restricted" and the Company's transfer agent was notified that these securities were "restricted". Each of these purchasers was given an opportunity to obtain whatever information he or she needed about the Company.

5)       OFFERING TO COMPANY FOUNDERS IN EXCHANGE FOR DEBT
         -------------------------------------------------

         On June 16, 1998, the Company was approached by three (3) of its founders; Joseph Maceda, Robert Campbell and Rocco Guarnaccia with the opportunity to exchange debt owed to them. The Company offered to convert $83,881.00 worth of debt in exchange for 1,061,400 shares of its common stock value at $0.079 to the following:

Name of Creditor                Amount of Debt           No. of Shares
----------------                --------------           -------------
Joseph P. Maceda                  $27,804.00                348,000
Robert Campbell                   $27,750.00                348,000
Rocco Guarnaccia                  $28,327.00                365,400

         Exemption For This Issuance:
         ---------------------------

         The Company claims, among others, the private offering exemption provided by Section 4(2) of the Securities Act of 1933. The offering was made only to founders and officers and insiders of the Company who, by reason of their positions with the Company had knowledge of and access to sufficient information about the Company to make an informed investment decisions. Each investor was given whatever additional information he required. Among this information was the fact that the securities were "restricted securities". The certificates for these securities were "legended as restricted" and the Company's transfer agent was notified that these securities were "restricted".

         Each of these shares was common stock of the Company. No commissions were paid.

         6)  MISTAKEN ISSUANCES
             ------------------

         On October 1, 1999, the Company canceled 502,500 shares of common stock which had been issued prior to the reverse merger. These shares were issued to Rocco Guarnaccia in the amount of 500,000 shares and 2,500 shares issued to James Cartwright and his wife. These securities were issued by mistake and were not properly authorized. All parties agreed to their cancellation. The Company canceled these shares at a zero valuation because the expense recorded as part of the retained deficit of Group was eliminated as part of the reverse merger.

         7)  ISSUANCE TO XCEL
             ----------------

         The Company entered into a six month Contract with Xcel Associates, Inc. ("Xcel") on July 12, 1999. The contract provided that Xcel would perform business consulting services. The consideration was composed of two parts. The first part consisted of three installments of stock issuances based upon mutually agreed performance. The second part consisted of an option to purchase 100,000 shares.

         A first issuance on July 15, 1999 for 15,000 shares was the first installment of the contract. The second issuance on July 15, 1999 for 10,000 shares was a partial exercise of the Xcel option.

         The issuance on July 26,1999 for 10,000 was a partial exercise of Xcel option.

         On August 9, 1999 Xcel made a loan to the Company. Part of the consideration for making the loan was 100,000 shares . On August 12, 1999 the Company issued, on instructions from Xcel, 50,000 shares each to Edward Meyer, Jr. and Edward Whelan.

         The first issuance on September 2, 1999 for 15,000 shares was the second installment of the contract. The second issuance on September 2, 1999 for 5,000 shares was a partial payment on the third installment.

         On September 9, 1999 the Company authorized additional stock options to Xcel. On September 9, 1999, Xcel exercised those options and at there direction the Xcel issued 50,000 shares each to Xcel and Carl Tortora.

         On January 4, 2000, the Company, on instructions from Xcel, issued 25,000 shares each to Edward Meyer, Jr. and Edward Whelan as consideration for the Xcel loan being in default. This consideration was a part of the loan document.

                  Exemption For This Issuance:
                  ---------------------------

         The Company claimed the private offering exemption provided by Section 4 (2) of the Securities Act of 1933, among others which may be available. The offering was made only to those persons who, by reason of their relationship with the Company, had knowledge of and access to sufficient information about the Company to make an informed investment decision. Among this information was the fact that the securities were "restricted securities". The certificates for their shares were "legended as restricted" and the Company's transfer agent was notified that these securities were restricted

                  Facts and Issuees
                  -----------------

                  D. Weckstein & Co. Inc. received $31,500 in fees for the transaction with Xcel

                  The offered shares were common stock of the Company.

Name of      Date of                                   Price per  Total Price
Issuee       Purchase   No. of Shares  Market Value $    Share         $
-----------------------------------------------------------------------------
XCEL         7/15/99       15,000           7.80         7.80     117,000
-----------------------------------------------------------------------------
XCEL         7/15/99       10,000           7.80         5.00      50,000
-----------------------------------------------------------------------------
XCEL         7/26/99       10,000           6.10         5.00      50,000
-----------------------------------------------------------------------------
MEYER        8/12/99       50,000           2.50         2.50     125,000
-----------------------------------------------------------------------------
WHELAN       8/12/99       50,000           2.50         2.50     125,000
-----------------------------------------------------------------------------
XCEL          9/2/99       15,000           2.90         2.90      43,500
-----------------------------------------------------------------------------
XCEL          9/2/99        5,000           2.90         2.90      14,500
-----------------------------------------------------------------------------
XCEL          9/9/99       50,000           2.90         1.00      50,000
-----------------------------------------------------------------------------
TORTORA       9/9/99       50,000           2.90         1.00      50,000
-----------------------------------------------------------------------------
MEYER         1/4/00       25,000           2.75         2.75      68,750
-----------------------------------------------------------------------------
WHELAN        1/4/00       25,000           2.75         2.75      68,750
-----------------------------------------------------------------------------

         8)  SECURITIES ISSUED TO FINDERS
             ----------------------------

         On November 29, 1999 the Company issued 400,000 shares of common stock valued at the then trading price of $1.34 per share for finders fees relating to the reverse merger acquisition and the original plan and agreement of merger between PTC Holdings and PTC Group which created the Company. The securities were issued in the following amounts to the following persons.

Name                        No. of Shares      Total Value Rendered for Services
------------------------    -------------      ---------------------------------
Frankie Fu                     20,000          $ 26,800.00
Freedom Funding, Inc.         100,000          $134,000.00
Venture Investment Group       80,000          $107,200.00
Rocco Guarnaccia              200,000          $268,000.00

                  Exemption For This Issuance:
                  ---------------------------

         This  offering was made pursuant to the private  exemption  provided by
Section 4 (2) of the Securities Act of 1933. The offering was made to only a very limited number of persons or entities (less than 10) who had acted as finders for the Company and who, by reason of their relationship with the Company, had knowledge of and access to sufficient information about the Company to make informed investment decisions. Among this information was the fact that the securities were "restricted securities". The certificates for these shares were "legended as restricted" and the Company's transfer agent was notified that these securities were "restricted".

         9)       OFFERING PURSUANT TO SECTION 504 TO COLORADO RESIDENTS.
                  -------------------------------------------------------

         In December of 1999 the Company issued a total of 755,085 shares of common stock to 4 persons. These shares were part of a $600,000 private placement to Colorado residents only. The shares were issued for cash of $600,000. The shares were issued at 60% of the closing bid price one day prior to issuance.

         Each of these shares was common stock of the Company. Intercontinental Capital Corp., a consulting company, received a commission, its expenses, and also 60,000 shares of common stock. The common stock portion of this consideration was issued, per Intercontinental Capital Corporation's instructions, to CJB Consultant Corporation, and Gold Capital Group, Inc.

                  Exemption For This Issuance:
                  ---------------------------

         The offering was made to a limited number of investors in Colorado. Each investor was a "qualified investor". Each investor had sufficient information to make a good investment decision and was offered any other additional information that it required. The Company claims the exemption provided by Section 504 of Regulation D as well as the private offering exemption of Section 4(2) of the Securities Act of 1933, among others.

         10)      OFFER TO PRINCIPAL CREDITORS
                  ----------------------------

         On December 31, 1999, the Company offered to exchange $889,116 in debt owed to the 2 principal financiers of the Company up to that point. The debt was for funds advanced to the Company to pay general operating expenses.

                  Exemption For This Issuance:
                  ---------------------------

         The Company claims, among other exemptions, the private offering exemption provided by Section 4(2) of the Securities Act of 1933. The offering was made only to those creditors who, by reason of their connection to the Company, had knowledge of and access to sufficient information about the Company to make an informed investment decision. Among this information was the fact that the securities were "restricted securities". The certificates for these securities were "legended as restricted" and the Company's transfer agent was notified that these securities were "restricted". Each of these purchasers was given an opportunity to obtain whatever information he or she desired about the Company.

                  Facts and Transferees:
                  ---------------------

                  Each of these shares was common stock of the Company. No commissions were paid for this transaction.

                                                             Total Debt
     Name of Creditor     Date of Exchange   No. of Shares    Exchange
     -------------------- ---------------- ---------------- -------------------
     Bensonal Ltd.           12/31/99         296,372       $444,558
     Venture Investments     12/31/99         296,372       $444,558
     -------------------- ---------------- ---------------- -------------------

         11)      PRIVATE OFFERING TO A.J.B. DE JONG LUNEAU FOR $100,000.
                  -------------------------------------------------------

         On January 6, 2000, the Company completed a private offering with Mr. A.J.B. De Jong Luneau for $100,000. Mr. Luneau is a resident of The Netherlands. The price per share was $2.10 for a total of 47,619 shares of common stock. The share price was 80 per cent of the closing price on January 6,2000. The Company claims, among other exemptions, the private offering exemption provided by
Section 4(2) of the Securities Act of 1933.

         12)      PRIVATE PLACEMENT PER REGULATION D FOR $6,000,000.
                  --------------------------------------------------

         On January 24, 2000, the Company authorized a Private Placement for $6 Million, which was later increased to $6,919,000. Each participant was required to submit a "Subscription Agreement and Representations of Investor" documents. Each investor agreed to purchase unit(s) consisting of one share of common stock and one warrant. The purchase price of the common share(s) was eighty percent (80%) of the market value based on the five (5) day average prior to closing. The warrant(s) have a life of three (3) years and a purchase price of fifty percent (50%) of the market value of the current common stock based on the five
(5) day average prior to closing. (See Item 4C) below for further discussion of warrants) Each investor made a representation that it was an accredited investor. The private placement was closed on August 22, 2000. 1,963,674 shares were issued to 49 persons.

         The securities were common stock of the Company. A commission of $26,289.00 was paid to Edward W. Thomas.

                  Exemption For This Issuance.
                  ---------------------------

         The company claims exemption from regulation per Regulation D and the private offering exemption of the Securities Act of 1933, among others. The offering was made only to a limited number of persons, all of whom were accredited investors. Forty-nine (49) persons purchased these shares. Each investor had adequate information with which to make an informed investment decision and was given the opportunity to obtain what additional information he or she required. Each investor acknowledged in writing that its investment was in restricted securities. No public means of presenting the offer were used.

         13)      PRIVATE PLACEMENT PER REG. D FOR $3,000,000.
                  -------------------------------------------

         On August 29, 2000, the Company authorized a Private Placement for $3,000,000. Each participant was required to submit a Subscription Agreement and Representations of Investor documents. Each investor agreed to purchase unit(s) consisting of one share of common stock and one warrant. The purchase price of the unit(s) was $3.00 per unit. The warrant(s) will have a life of three (3) years and a purchase price of $1.50. 1,000,000 units were issued to 22 persons. The market value of the shares on August 29 was $5.00. Each investor acknowledged in writing that its investment was in restricted securities. No public means of presenting the offer were used.

         The securities were common stock of the Company. No Commissions were paid

                  Exemption For This Issuance.
                  ----------------------------

         The company claims exemption from regulation per Regulation D and the private offering exemption of Section 4(2) of the Securities Act of 1933, among others. The offering was made only to a limited number of persons, all of whom were accredited investors. Twenty-two (22) persons purchased these shares. Each investor had adequate information with which to make informed investment decision and was given the opportunity to obtain what additional information he or she required. Each investor acknowledged in writing that its investment was in restricted securities. No public means of presenting the offer were used.

         14)      ISSUANCE PER MERGER WITH SIGMA ELEKTROTEKNISK
                  ---------------------------------------------

         The Company entered into a Share Purchase Agreement ("Agreement") with the Shareholders of SIGMA Elektroteknisk, ("SIGMA") on July 25, 2000 whereby the Shareholders of SIGMA agreed to a stock for stock exchange as set forth in the Agreement. There were no prior material relationships between or among any of the Shareholders of SIGMA and the Company or any of their officers, directors, associates or affiliates. The acquisition was completed on August 10, 2000. It did not require the use of any funds. Pursuant to the terms of the Agreement, the Company acquired 100% of the issued and outstanding shares of SIGMA from its Shareholders in return for 1,178,748 shares of the Company's restricted common stock valued at $3.20 per share or $5,500,000. The common stock of the Company issued in connection with the acquisition have not been registered under the Securities Act of 1933. The acquisition will be accounted for as a purchase per the requirements of APB No. 16.

         No finder or commissions are involved.

                  Exemption For This Issuance.
                  ----------------------------

         All transferees were residents of Scandinavia. The requirements of Regulation S were followed.

c.       WARRANTS
         --------

         During March 1999, the Company issued warrants allowing the holder to purchase one restricted share of the Company's common stock for each share purchase warrant held in conjunction with convertible debentures issued in November 1998. The total warrants granted amounted to 70,000 shares at an exercise price of $1.50 per share for five years. The market value was $1.50 at the date of issuance.

         During May 1999, the Company issued warrants allowing the holder to purchase one restricted share of the Company's common stock for each share purchase warrant held in conjunction with convertible debentures issued in November 1998. The total warrants granted amounted to 720,738 shares at an exercise price of $1.50 per share of five years. The market value for these shares was $1.50 at the date of issuance.

         During November 1999, the Company issued warrants allowing the holder to purchase one additional restricted share of the Company's common stock for each share purchase warrant held in conjunction with four convertible debentures. The total warrants granted amounted to 866,666 shares at an exercise price of $1.50 per share for five years. The market value for these shares was $1.50 at the date of issuance.

         During January 2000, the Company issued warrants allowing the holder to purchase 100,000 shares of the Company's common stock in conjunction with a consulting agreement. The warrants are exercisable at a price of $1.50 per share for three years. The market value for these shares was $1.38 at the date of issuance.

         During January 2000, the Company issued warrants allowing the holder to purchase 100,000 shares of the Company's common stock in conjunction with a consulting agreement. The warrants are exercisable at a price of $2.17 per share for three years. The market value for these shares was $2.71 at the date of issuance.

         January 25 - August 14, 2000, The Company issued warrants (see Part II,
Item 13) allowing the holder to purchase one share of the Company's common stock for each share purchase warrant held in conjunction with a private placement memorandum. The total warrants granted amounted to 1,948,411 shares at a weighted average exercise price of $2.19 per share for three years. The weighted average market price for these shares was $3.50 between January 25, 2000 and August 14, 2000.

         In August, 2000, the Company has issued 1,000,000 warrants (see Part II, Item 14) each to purchase one additional share of common stock. The exercise price of the warrants is $1.50 and the warrants are exercisable in August, 2003. The market value of the Company's common stock was $5.00 at the time of issuance.


                                      Exercise   Exercise         Trading             Amount            Expiration
    Description            Warrant     Number      Price           Price             Exercised             Date
    -----------            -------     ------      -----           -----             ---------             ----
Freedom Funding]

Freedom Funding]           3-30-99      70,000    $  1.50       $    1.50             70,000             3-30-04

Paradon Limited]

Enterprise Capital          5-7-99     720,738    $  1.50       $    1.50            720,738              5-7-04


Regis Investment          11-16-99     133,333    $  0.75       $    1.50            133,333            11-16-04

Venture Investment        11-16-99     133,333    $  0.75       $    1.50                  -            11-16-04

Freedom Funding           11-16-99     133,333    $  0.75       $    1.50                  -            11-16-04

Freedom Funding           11-16-99     466,667    $  0.75       $    1.50                  -            11-16-04

Clement J. Wohlreich        1-1-00     100,000    $  1.50       $    1.38                  -              1-1-03

Donner Corp, Int'l         1-20-00     100,000    $  2.17       $    2.71                  -              2-1-03

Reg. D.
Private placement       1-25-00 to   1,963,674    $  2.17       $    3.50             62,792          1-25-00 to
Investors                  8-25-00                                                                       8-13-03

Reg. D Private
placement investors        8-29-00   1,000,000    $  1.50       $     5.00               -0-             8.29.03

         Exemption for Registration.
         ---------------------------

         The Company claims the private offering exemption provided by Section 4
(2) of the Securities Act of 1933, among others which may be available. The offering was made only to those persons who, by reason of their relationship with the Company, had knowledge of and access to sufficient information about the Company to make an informed investment decision. Among this information was the fact that the securities were "restricted securities". The certificates for their shares were "legended as restricted" and the Company's transfer agent was notified that these securities were restricted.

d.       DEBENTURES
         ----------

         During November 1999, the Company issued three convertible debentures for $100,000 each. Two of the debentures are due August 1, 2004 and the third is due November 1, 2004. The debentures accrue interest at 12% per annum. The holders of the debentures retain the option to convert for a period of five years any portion of the debt into the Company's restricted common stock at a price of $1.50 per share. Any shares issued under the conversion privileges of these debentures carry two purchase warrants allowing the holder to purchase one additional restricted share for each share purchase warrant held at a price of $0.75 per share. The share purchase warrants are valid for five years after the date of purchase.

         During March 2000, 66,667 shares of common stock were issued to convert one of the three debentures and 133,333 shares were issued in conjunction with the warrants.

         During November 1999, the Company issued a convertible debenture for $350,000. The debenture is due August 1, 2004 and accrues interest at 12% per annum. The holder of the debenture retains the option to convert for a period of five years any portion of the debt into the Company's restricted common stock at a price of $1.50 per share. Any shares issued under the conversion privileges of this debenture also carry two purchase warrants allowing the holder to purchase one additional restricted share for each share purchase warrant held at a price of $0.75 per share. The share purchase warrants are valid for five years after the of purchase.(See Item 7 Page 31).

         Exemption for Registration.
         ---------------------------

         The Company claims the private offering exemption provided by Section 4
(2) of the Securities Act of 1933, among others which may be available. The offering was made only to three persons who, by reason of their relationship with the Company, had knowledge of and access to sufficient information about the Company to make an informed investment decision. Among this information was the fact that the securities were "restricted securities". The certificates for their shares were "legended as restricted" and the Company's transfer agent was notified that these securities were restricted.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         As permitted by the provisions of the General Corporation Law of the State of Delaware (the "Delaware Code"), the Company has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director, officer, employee or agent of the corporation if such officer or director acted in good faith and in a manner reasonably believed to be in or not opposed to the best interest of the Company. Any such person may be indemnified against expenses, including attorneys' fees, judgments, fines and settlements to the extent they have been on the merits or otherwise in defense of any action, suit or proceeding. Further, the Delaware Code permits a corporation to purchase and maintain liability insurance on behalf of its officers, directors, employees and agents. Neither the Company's Articles of Incorporation nor By-Laws makes provisions for the indemnification of the Company's officers and directors nor for the purchase of liability insurance on behalf of its officers, directors, employees and agents. The Company does not maintain any such liability insurance.

                                    PART F/S

         The Company's consolidated financial statements for the fiscal years ended December 31, 1998 and 1999, have been examined to the extent indicated in their reports by Jones, Jensen & Company, independent certified public accountants,and have been prepared in accordance with generally accepted accounting principles and pursuant to Regulation S-B as promulgated by the Commission and are included herein in response to Item 15 of this Form 10-SB.

                             OCEAN POWER CORPORATION
                    (Formerly PTC Group, Inc. and Subsidiary)
                          (A Development Stage Company)

                        CONSOLIDATED FINANCIAL STATEMENTS

                                December 31, 1999

                                       F1-1

                                 C O N T E N T S

Independent Auditors' Report................................................F1-3

Consolidated Balance Sheet..................................................F1-4

Consolidated Statements of Operations.......................................F1-6

Consolidated Statements of Stockholders' Equity (Deficit)...................F1-7

Consolidated Statements of Cash Flows.......................................F-13

Notes to the Consolidated Financial Statements.............................F1-15

                                       F1-2

                          INDEPENDENT AUDITORS' REPORT

Board of Directors
Ocean Power Corporation
(Formerly PTC Group, Inc. and Subsidiary)
El Dorado Hills, California

We have audited the accompanying consolidated balance sheet of Ocean Power Corporation (formerly PTC Group, Inc. and Subsidiary) (a development stage company) as of December 31, 1999, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the years ended December 31, 1999 and 1998 and from inception on March 26, 1992 through December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ocean Power Corporation (formerly PTC Group, Inc. and Subsidiary) (a development stage company) as of December 31, 1999, and the results of their operations and their cash flows for the years ended December 31, 1999 and 1998 and from inception on March 26, 1992 through December 31, 1999 in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8 to the consolidated financial statements, the Company is a development stage company which has generated significant losses from inception and a stockholders deficit of $5,006,233 at December 31, 1999 which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 8. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Jones, Jensen & Company
Salt Lake City, Utah
April 30, 2000

                                       F1-3

                             OCEAN POWER CORPORATION
                    (Formerly PTC Group, Inc. and Subsidiary)
                          (A Development Stage Company)
                           Consolidated Balance Sheet


                                     ASSETS

                                                                  December 31,
                                                                      1999
CURRENT ASSETS

   Cash                                                        $         368,276
   Advances to employees                                                 658,965
                                                               -----------------
   Total Current Assets                                                1,027,241
                                                               -----------------
EQUIPMENT (Note 2)                                                        52,555
                                                               -----------------
OTHER ASSETS

   Equipment procurement costs (Note 4)                                  364,110
   Deposits                                                               20,402
                                                               -----------------
   Total Other Assets                                                    384,512
                                                               -----------------
   TOTAL ASSETS                                                $       1,464,308
                                                               =================



The accompanying notes are an integral part of these consolidated financial statements.

                                       F1-4

                             OCEAN POWER CORPORATION
                    (Formerly PTC Group, Inc. and Subsidiary)
                          (A Development Stage Company)
                     Consolidated Balance Sheet (Continued)


                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
                 ----------------------------------------------

                                                                  December 31,
                                                                      1999
CURRENT LIABILITIES

   Accounts payable                                            $       1,453,908
   Accrued expenses (Note 7)                                             326,582
   Notes payable - related parties (Note 5)                            4,040,051
   Convertible debentures payable (Note 6)                               650,000
                                                               -----------------
   Total Current Liabilities                                           6,470,541
                                                               -----------------
STOCKHOLDERS' EQUITY (DEFICIT)

   Preferred stock: 20,000,000 shares authorized of
   $0.001 par value; no shares outstanding                                  -
   Common stock: 500,000,000 shares authorized of
   $0.01 par value; 32,835,925 shares issued and outstanding             328,359
   Additional paid-in capital                                          5,844,025
   Deficit accumulated during the development stage                 (11,178,617)
                                                               -----------------
   Total Stockholders' Equity (Deficit)                              (5,006,233)
                                                               -----------------
   TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)      $         1,464,308
                                                               =================



The accompanying notes are an integral part of these consolidated financial statements.

                                       F1-5

                             OCEAN POWER CORPORATION
                    (Formerly PTC Group, Inc. and Subsidiary)
                          (A Development Stage Company)
                      Consolidated Statements of Operations

                                                                                    From
                                                                                Inception on
                                                                                  March 26,
                                            For the Years Ended                 1992 Through
                                                December 31,                     December 31,
                                          1999                1998                  1999
                                     ----------------   -----------------         -----------
REVENUES                             $       --         $        --               $     --

EXPENSES

   General and administrative               4,857,844           2,292,181           8,760,259
   Research and development                   258,000             360,000           1,250,000
   Depreciation and amortization               18,742              17,136              50,694
                                      ---------------   -----------------         -----------
   Total Expenses                           5,134,586           2,669,317          10,060,953
                                      ---------------   -----------------         -----------
   LOSS FROM OPERATIONS                    (5,134,586)         (2,669,317)        (10,060,953)
                                      ---------------   -----------------         -----------
OTHER INCOME (EXPENSE)

   Loss on sale of assets                    (387,649)           --                  (387,649)
   Interest expense                          (432,052)           (248,647)           (730,015)
                                      ---------------   -----------------         -----------
   Total Other Income (Expense)              (819,701)           (248,647)         (1,117,664)
                                      ---------------   -----------------         -----------
NET LOSS                              $    (5,954,287)     $   (2,917,964)   $    (11,178,617)
                                      ===============      ==============      ==============
BASIC LOSS PER SHARE                  $         (0.22)     $        (0.23)              --
                                      ===============      ==============      ==============
WEIGHTED AVERAGE SHARES
OUTSTANDING                                26,465,941          12,501,630               --
                                      ===============      ==============      ==============



The accompanying notes are an integral part of these consolidated financial statements.

                                       F1-6

                             OCEAN POWER CORPORATION
                    (Formerly PTC Group, Inc. and Subsidiary)
                          (A Development Stage Company)
            Consolidated Statements of Stockholders' Equity (Deficit)

                                                                                       Deficit
                                                                                      Accumulated
                                                                    Additional        During the
                                          Common Stock               Paid-In          Development
                                     Shares          Amount          Capital            Stage

Inception, March 26, 1992                --      $       --         $       --        $           --

Net loss from inception on
March 20, 1992 through
December 31, 1997                        --              --                 --            (2,306,366)
                                   --------       ---------         ----------            ----------
Balance, December 31, 1997               --              --                 --            (2,306,366)

February 24, 1998, common
stock issued for cash at
$0.003 per share                    395,467           3,955             (2,817)                   --

March 6,1998, common stock
issued for cash at $0.003 per
share                               121,904           1,219               (869)                   --

March 12, 1998, common stock
issued for cash at $0.003 per
share                                33,199             332               (237)                   --

March 18, 1998, common stock
issued for cash at $0.003 per
share                                 2,575            26                  (19)                   --

April 2, 1998, common stock
issued for cash at $0.003 per
share                               130,500         1,305                 (930)                   --

May 14, 1998, common stock
issued for cash at $0.003 per
share                                14,755             147               (106)                   --
                                   --------      ----------         ----------        --------------

Balance Forward                     698,400      $    6,984         $   (4,978)       $   (2,306,366)
                                   ========      ==========         ===========        ===============



The accompanying notes are an integral part of these consolidated financial statements.

                                       F1-7

                             OCEAN POWER CORPORATION
                    (Formerly PTC Group, Inc. and Subsidiary)
                          (A Development Stage Company)
      Consolidated Statements of Stockholders' Equity (Deficit) (Continued)

                                                                                          Deficit
                                                                                        Accumulated
                                                                      Additional        During the
                                        Common Stock                    Paid-In         Development
                                    Shares          Amount              Capital            Stage

Balance Forward                      698,400        $    6,984       $    (4,978)      $    (2,306,366)

June 16, 1998, common stock
issued for cash at $0.003 per
share                                119,086             1,191              (849)                   --

June 16, 1998, common stock
issued for cash at $0.003 per
share                                 42,456               424              (303)                   --

June 16, 1998, common stock
issued for debt at $0.079 per
share                              1,061,400            10,614            73,267                    --

July 29, 1998, common stock
issued for cash at $0.003 per
share                               34,800                 348              (248)                   --

Net loss for the year ended
December 31, 1998                         --                --                --            (2,917,964)
                                  ----------        ----------       -----------       ---------------

Balance, December 31, 1998         1,956,142            19,561            66,889            (5,224,330)

March 5, 1999, common stock
issued for cash at $0.003 per
share                                334,080             3,341            (2,381)                   --

March 22, 1999 common stock
issued for cash at $0.003 per
share                                286,682             2,867            (2,043)                   --

March 22, 1999, common stock
issued for debt at $0.005 per
share                             19,011,220           190,112           (85,582)                   --

April 22, 1999, common stock
issued for cash at $0.003 per
share                                129,734             1,297              (924)                   --
                                  ----------        ----------       -----------       ---------------

Balance forward                   21,717,858        $  217,178       $   (24,041)      $    (5,224,330)
                                  ==========        ==========       ===========       ===============



The accompanying notes are an integral part of these consolidated financial statements.

                                       F1-8

                             OCEAN POWER CORPORATION
                    (Formerly PTC Group, Inc. and Subsidiary)
                          (A Development Stage Company)
      Consolidated Statements of Stockholders' Equity (Deficit) (Continued)

                                                                                           Deficit
                                                                                         Accumulated
                                                                      Additional          During the
                                         Common Stock                  Paid-In           Development
                                    Shares          Amount             Capital              Stage

Balance Forward                   21,717,858        $  217,178       $   (24,041)      $    (5,224,330)

April 27, 1999, common stock
issued for cash at $0.003 per
share                                  5,951                59               (43)                   --

April 27, 1999, common stock
issued for debt at $0.003 per
share                                 95,700               957              (682)                   --

April 28, 1999, common stock
issued for cash at $0.003 per
share                                 12,180               122               (87)                   --

April 30, 1999, common stock
issued for cash at $0.003 per
share                                  2,888                29               (21)                   --

April 30, 1999, common stock
issued for debt at $0.003 per
share                                 22,968               230              (164)                   --

May 3, 1999, common stock
issued for debt at $0.003 per
share                                 25,717               257              (183)                   --

May 5, 1999, common stock
issued for cash at $0.003 per
share                                 32,016               320              (228)                   --

May 7, 1999, common stock
issued for cash at $0.003 per
share                                    348                 3                (2)                   --

May 7, 1999, common stock
issued for debt at $0.003 per
share                              2,610,000            26,100           (18,600)                   --
                                  ----------        ----------       -----------       ---------------
Balance Forward                   24,525,626        $  245,255       $   (44,051)      $    (5,224,330)
                                  ==========        ==========       ===========       ===============



The accompanying notes are an integral part of these consolidated financial statements.

                                       F1-9

                             OCEAN POWER CORPORATION
                    (Formerly PTC Group, Inc. and Subsidiary)
                          (A Development Stage Company)
      Consolidated Statements of Stockholders' Equity (Deficit) (Continued)

                                                                                           Deficit
                                                                                         Accumulated
                                                                     Additional          During the
                                         Common Stock                  Paid-In           Development
                                    Shares          Amount             Capital            Stage

Balance Forward                   24,525,626        $  245,255       $   (44,051)      $    (5,224,330)

May 13, 1999, common stock
issued for cash at $0.003 per
share                                139,200             1,392              (992)                   --

May 19, 1999, common stock
issued for cash at $0.003 per
share                                372,360             3,724            (2,654)                   --

June 17, 1999, common stock
issued for cash at $0.003 per
share                                  6,960                70               (50)                   --

Recapitalization (Note 1)          6,291,450            62,915         2,698,858                    --

June 23, 1999, options issued
below market value                        --                --             6,000                    --

July 12, 1999, options issued
below market value                        --                --           280,000                    --

July 15, 1999, common stock
issued for cash at $5.00 per
share                                 10,000               100            49,900                    --

July 15, 1999, common stock
issued for services at $7.80
per share                             15,000               150           116,850                    --

July 26, 1999, common stock
issued for cash at $5.00 per
share                                 10,000               100            49,900                    --

August 12, 1999, common stock
issued for interest at $2.50
per share                            100,000             1,000           249,000                    --
                                  ----------        ----------       -----------       ---------------
Balance Forward                   31,470,596        $  314,706       $ 3,402,761       $   (5,224,330)
                                  ==========        ==========       ===========       ===============



The accompanying notes are an integral part of these consolidated financial statements.

                                      F1-10

                             OCEAN POWER CORPORATION
                    (Formerly PTC Group, Inc. and Subsidiary)
                          (A Development Stage Company)
      Consolidated Statements of Stockholders' Equity (Deficit) (Continued)

                                                                                           Deficit
                                                                                         Accumulated
                                                                      Additional         During the
                                         Common Stock                  Paid-In           Development
                                    Shares          Amount             Capital              Stage

Balance Forward                   31,470,596        $  314,706       $ 3,402,761       $    (5,224,330)

September 2, 1999, common
stock issued for services
valued at $0.29 per share             20,000               200             5,600                    --

September 9, 1999, options
issued below market value                 --                --           190,000                    --

September 9, 1999, common
stock issued for cash at $1.00
per share                            100,000             1,000            99,000                   --

October 1, 1999, cancellation
of common stock valued at zero.     (502,500)           (5,025)            5,025                    --

November 16, 1999, warrants

issued below market value                 --                --           650,000                    --

November 29, 1999, common
stock issued for finders fee
valued at $1.34 per share            400,000             4,000           533,200                    --

Stock offering costs                      --                --          (537,200)                   --

December 7, 1999, options
issued below market value                 --                --            20,000                    --

December 10, 1999, common stock
issued for cash at $0.70
per share                             71,839               718            49,282                    --

December 10, 1999, common stock
issued for cash at $0.71
per share                            175,070             1,751           123,249                    --

December 13, 1999, common stock
issued for cash at $0.84
per share                            160,131             1,601           133,399                    --
                                  ----------        ----------       -----------       ---------------

Balance Forward                   31,895,136        $  318,951       $ 4,674,316       $    (5,224,330)
                                  ==========        ==========       ===========       ===============

                             OCEAN POWER CORPORATION



The accompanying notes are an integral part of these consolidated financial statements.

                                       F1-11

                    (Formerly PTC Group, Inc. and Subsidiary)
                          (A Development Stage Company)
      Consolidated Statements of Stockholders' Equity (Deficit) (Continued)

                                                                                           Deficit
                                                                                         Accumulated
                                                                     Additional           During the
                                         Common Stock                  Paid-In           Development
                                    Shares          Amount             Capital              Stage

Balance Forward                   31,895,136        $  318,951       $ 4,674,316       $   (5,224,330)

December 15, 1999, common stock
issued for cash at $0.90
per share                             33,333               333            29,667                    --

December 20, 1999, common stock
issued for cash at $0.83
per share                            193,939             1,939           158,061                    --

December 23, 1999, common stock
issued for cash at $0.83
per share                            120,773             1,208            98,792                    --

December 31, 1999, common stock
issued for conversion of related
party debt at $1.50 per share        592,744             5,928           883,189                    --

Net loss for the year ended
December 31, 1999                         --                --                --            (5,954,287)
                                  ----------        ----------   ---------------       ---------------
Balance, December 31, 1999        32,835,925        $  328,359       $ 5,844,025       $   (11,178,617)
                                  ==========        ==========       ===========       ===============



The accompanying notes are an integral part of these consolidated financial statements.

                                       F1-12

                             OCEAN POWER CORPORATION
                    (Formerly PTC Group, Inc. and Subsidiary)
                          (A Development Stage Company)
                      Consolidated Statements of Cash Flows

                                                                                                            From
                                                                                                        Inception on
                                                                                                          March 26,
                                                                       For the Years Ended               1992 Through
                                                                           December 31,                  December 31,
                                                                    1999                1998                 1999
                                                               -----------------   ----------------    ------------------
CASH FLOWS FROM OPERATING ACTIVITIES

   Net loss                                                    $      (5,954,287)  $     (2,917,964)   $      (11,178,617)
   Adjustments to reconcile net loss to net
   cash used by operating activities:
   Depreciation                                                           18,742             17,136                50,694
   Common stock issued for services and
   equity discounts                                                    1,268,800                 --             1,268,800
   Loss on sale of assets                                                387,649                 --               387,649
   Change in operating asset and liability accounts:

   (Increase) decrease in other assets                                  (116,978)          (417,957)             (679,367)
   Increase (decrease) in accounts payable                               476,255            523,741             1,453,903
   Increase (decrease) in cash overdraft                                      --            (33,229)                   --
   Increase (decrease) in accrued expenses                               524,064            126,600               772,499
                                                               -----------------   ----------------    ------------------
   Net Cash Used by Operating Activities                              (3,395,755)        (2,701,673)           (7,924,439)
                                                               -----------------   ----------------    ------------------
CASH FLOWS FROM INVESTING ACTIVITIES

   Proceeds from sale of assets                                                1                 --                     1
   Purchase of fixed assets                                               (1,738)           (17,151)             (108,069)
   Equipment procurement costs                                          (364,110)                --              (364,110)
                                                               -----------------   ----------------    ------------------
   Net Cash (Used) Provided by Investing Activities                     (365,847)           (17,151)             (472,178)
                                                               -----------------   ----------------    ------------------
CASH FLOWS FROM FINANCING ACTIVITIES

   Repayment of note payable                                            (246,933)            (1,302)             (248,235)
   Loans from related parties                                          2,919,798          2,636,857             7,556,730
   Issuance of convertible debentures                                    650,000                 --               650,000
   Common stock issued for cash                                          803,829             86,453               806,398
                                                               -----------------   -----------------   ------------------
   Net Cash Provided by Financing Activities                           4,126,694          2,722,008             8,764,893
                                                               -----------------   ----------------    ------------------
NET INCREASE IN CASH AND CASH
EQUIVALENTS                                                              365,092              3,184               368,276

CASH AND CASH EQUIVALENTS AT BEGINNING
OF PERIOD                                                                  3,184                 --                    --
                                                               -----------------   ----------------    ------------------
CASH AND CASH EQUIVALENTS AT END
OF PERIOD                                                      $         368,276   $          3,184    $          368,276
                                                               =================   ================    ==================



The accompanying notes are an integral part of these consolidated financial statements.

                                       F1-13

                             OCEAN POWER CORPORATION
                    (Formerly PTC Group, Inc. and Subsidiary)
                          (A Development Stage Company)
                Consolidated Statements of Cash Flows (Continued)

                                                                                                            From
                                                                                                        Inception on
                                                                                                          March 26,
                                                                        For the Years Ended              1992 Through
                                                                            December 31,                 December 31,
                                                                     1999                1998                1999
                                                               -----------------   ----------------    ------------------
CASH PAID FOR:

   Interest                                                    $              --   $             --    $               --
   Income taxes                                                $              --   $             --    $               --

NON-CASH FINANCING ACTIVITIES

   Common stock issued for services and
   equity discounts                                            $       1,268,800   $             --    $        1,268,800
   Common stock issued in acquisition of subsidiary            $       2,761,773   $             --    $        2,761,773
   Common stock issued for conversion of debt                  $       1,335,413   $             --    $        1,335,413



The accompanying notes are an integral part of these consolidated financial statements.

                                       F1-14

                             OCEAN POWER CORPORATION
                    (Formerly PTC Group, Inc. and Subsidiary)
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                                December 31, 1999


NOTE 1 -      ORGANIZATION AND DESCRIPTION OF BUSINESS

              The consolidated financial statements presented are those of Ocean Power Corporation and its wholly-owned Subsidiaries (the Company).

              The Company has had limited activities since inception and is considered a development stage company because no significant revenues have been realized and planned principal operations have not yet commenced. The Company is planning to engage in the business of developing and marketing water desalination and renewable power generation systems that will be modular and mass produced. The Company plans to pursue regional joint ventures in water and power challenged markets to build, own, operate and transfer modular seawater desalination and power plants.

              PTC Holdings, Inc. (Holdings) (formerly H Power Technologies, Inc.) was incorporated on March 26, 1992 under the laws of the State of Delaware to engage in any lawful act or activity for which corporations may be organized under the General Corporation Laws of Delaware.

              PTC Group, Inc., (Group) (formerly Intryst, Inc.) was incorporated under the laws of the State of Idaho on April 24, 1969.

              On June 22, 1999, Group and Holdings completed an Agreement and Plan of Merger whereby Group issued 25,044,146 shares of its common stock in exchange for all of the outstanding common stock of Holdings. Immediately prior to the Agreement and Plan of Merger, Group had 6,291,450 shares of common stock issued and outstanding. The acquisition was accounted for as a recapitalization of Holdings because the shareholders of Holdings controlled Group after the acquisition. Therefore, Holdings was treated as the acquiring entity for accounting purposes and Group was the surviving entity for legal purposes. There was no adjustment to the carrying value of the assets or liabilities of Holdings. On August 19, 1999, the shareholders of the Company authorized a 1 for 10 reverse stock split. All references to shares of common stock have been retroactively restated.

              On July 12, 1999, Group changed its name to Ocean Power Corporation (Idaho).

              On July 21, 1999,  Ocean Power  Corporation  (Delaware) was formed
              for  the  purpose  of  changing   the   domicile  of  Ocean  Power
              Corporation (Idaho).

              On July 28, 1999, Delaware and Idaho merged to change the domicile from Idaho to Delaware with Delaware being the surviving entity.

                                       F1-15

                             OCEAN POWER CORPORATION
                    (Formerly PTC Group, Inc. and Subsidiary)
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                                December 31, 1999


NOTE 1 -      ORGANIZATION AND DESCRIPTION OF BUSINESS (Continued)

              The Subsidiaries:

              Integrated Water and Power Corporation (IWP) (formerly Clean Air Power Technologies Corporation) (formerly Advanced Technologies Manufacturing Corporation) was incorporated on December 11, 1996 under the laws of the State of Delaware to engage in any lawful act or activity for which corporations may be organized under the General Corporation Laws of Delaware. IWP is currently inactive.

              Advanced Power Sources Corporation (APS) (formerly ZE-Power Technologies Corporation) (formerly P.T.C. Corporation) was incorporated on March 26, 1992 under the laws of the State of Delaware to engage in any lawful act or activity for which corporations may be organized under the General Corporation Laws of Delaware. APS is currently inactive.

              Manufacturing Technologies Corporation (MTC) was incorporated on January 7, 1997 under the laws of the State of Delaware to engage in any lawful act or activity for which corporations may be organized under the General Corporation Laws of Delaware. MTC is currently inactive.

NOTE 2 -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

              a.  Accounting Method

              The Company's consolidated financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 year end.

                                       F1-16

                             OCEAN POWER CORPORATION
                    (Formerly PTC Group, Inc. and Subsidiary)
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                                December 31, 1999


NOTE 2 -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

              b.  Basic Loss Per Share

              The computation of basic loss per share of common stock is based on the weighted average number of shares outstanding during the period of the financial statements. Fully diluted loss per share is not presented because of the antidilutive nature of the stock equivalents.

                                                            For the Year Ended
                                                             December 31, 1999
                                                 Loss              Shares             Per Share
                                              (Numerator)       (Denominator)          Amount

              Net loss                     $      (5,954,287)         26,465,941  $           (0.22)
                                           =================  ==================  =================

                                                             For the Year Ended
                                                             December 31, 1998
                                                 Loss                Shares           Per Share
                                              (Numerator)         (Denominator)        Amount

              Net loss                     $      (2,917,964)         12,501,630  $           (0.23)
                                           =================  ==================  =================

              c.  Provision for Taxes

              At December 31, 1999, the Company has net operating loss carryforwards of approximately $11,000,000 that may be offset against future taxable income through 2019. No tax benefit has been reported in the financial statements, because the Company believes there is a 50% or greater change the carryforwards will expire unused. Accordingly, the potential tax benefits of the loss carryforwards are offset by a valuation allowance of the same amount.

              d.  Cash and Cash Equivalents

              The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

              e.  Principles of Consolidation

              The December 31, 1999 financial statements are consolidated with Ocean Power Corporation, Integrated Water and Power Corporation, Advanced Power Sources Corporation and Manufacturing Technologies Corporation. All significant intercompany accounts and transactions have been eliminated.

                                       F1-17

                             OCEAN POWER CORPORATION
                    (Formerly PTC Group, Inc. and Subsidiary)
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                                December 31, 1999


NOTE 2 -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

              f.  Equipment

              Office equipment and software are recorded at cost. Major additions and renewals are capitalized and depreciated over their estimated useful lives of 3 to 7 years using the straight-line method. Depreciation expense for continuing operations for the years ended December 31, 1999 and 1998 was $18,742 and $17,136, respectively.

              Equipment consists of the following:

                                                                   December 31,
                                                                      1999

              Office equipment and furniture                      $       36,748
              Computers and software                                      46,834
              Phone system                                                19,667
              Accumulated depreciation                                  (50,694)
                                                                  --------------
              Net Equipment                                       $       52,555
                                                                  ==============
              g.  Estimates

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ form those estimates.

              h.  Change in Accounting Principle

              In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" which requires companies to record derivatives as assets or liabilities, measured at fair market value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. The adoption of this statement had no material impact on the Company's financial statements.

              i.  Revenue Recognition Policy

              The  Company   currently  has  no  source  of  revenues.   Revenue
              recognition policies will be determined when principal operations begin.

                             OCEAN POWER CORPORATION

                                       F1-18

                    (Formerly PTC Group, Inc. and Subsidiary)
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                                December 31, 1999


NOTE 2 -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

              j.  Advertising

              The  Company   follows  the  policy  of  charging   the  costs  of
              advertising to expense as incurred.

              k.  Long-lived Assets

              All long-lived assets are evaluated yearly for impairment per SFAS
              121. Any impairment in value is recognized as an expense in the period when the impairment occurs.

              l.  Research and Development

              All amounts expended for research and development are charged to expense as incurred. The Company expensed $258,000 and $360,000 as research and development for the years ending December 31, 1999 and 1998, respectively.

NOTE 3 -      ADVANCES

              During 1997, 1998 and 1999, the Company made cash advances to employees. The advances were formalized through the signing of notes receivable bearing interest at 7% per annum with each employee at the end of each year. Per the terms of the notes, interest is added to the balance of the notes at the end of each year.

              Advances to employees for the years ending December 31,:

              1997                                                       123,826
              1998                                                       114,805
              1999                                                       420,334
                                                                       ---------
              Total advances                                             658,965
                                                                       ---------

NOTE 4 -      EQUIPMENT PROCUREMENT COSTS

              During July and August 1999, the Company made deposits on a vapor compression distillation unit to be used in the development of its water desalination system in the amount of $300,000. The $300,000 will be applied to the $500,000 purchase price of the equipment. The title of the equipment will be transferred to the Company when the remaining $200,000 is received.

              During September 1999, the Company paid moving, storage and set up costs on the above mentioned equipment of $64,110 which will have been capitalized, and will be part of the cost of the equipment once the title to the equipment is transferred to the Company.

                             OCEAN POWER CORPORATION
                    (Formerly PTC Group, Inc. and Subsidiary)
                          (A Development Stage Company)

                                       F1-19

                 Notes to the Consolidated Financial Statements
                                December 31, 1999

NOTE 5 -      NOTES PAYABLE - RELATED PARTIES

              Notes payable at December 31, 1999 consist of the following:

              Note payable to a related party bearing
              interest at 10% per annum, due upon demand,
              secured by personal guarantee of officer.              $   500,000

              Unsecured note payable to a related party
              bearing  interest at 10%per annum, all unpaid
              interest and principle due on demand.                      215,704

              Unsecured note payable to a related party bearing
              interest at 10% per annum, all unpaid interest and
              principle due on demand.                                   350,557

              Unsecured note payable to a related party bearing
              interest at 10% per annum, all unpaid interest and
              principle due on demand.                                   174,223

              Unsecured note payable to a related party bearing
              interest at 10% per annum, all unpaid interest and
              principle due upon demand.                                 633,059

              Unsecured note payable to a related party bearing
              interest at 10% per annum, due upon demand.                609,818

              Unsecured note payable to a related party bearing
              interest at 10% per annum, due upon demand.                121,718

              Unsecured note payable to a related party bearing
              interest at 10% per annum, due on demand.                  121,647

              Unsecured note payable to a related party bearing
              interest at 10% per annum, due upon demand.                 31,209

              Unsecured note payable to a related party bearing
              interest at 10% per annum, due upon demand.                402,186

              Unsecured note payable to a related party bearing
              interest at 10% per annum, due upon demand.                 61,884

              Unsecured note payable to a related party bearing
              interest at 10% per annum, due upon demand.                229,968
                                                                     -----------

              Balance Forward                                        $ 3,451,973
                                                                     -----------


                                       F1-20

                            OCEAN POWER CORPORATION
                    (Formerly PTC Group, Inc. and Subsidiary)
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                                December 31, 1999


NOTE 5 -      NOTES PAYABLE - RELATED PARTIES (Continued)

              Balance Forward                                                   $       3,451,973

              Unsecured note payable to a related party
              bearing interest at 10% per annum, due upon demand.                          43,347

              Unsecured note payable to a related party
              bearing interest at 10% per annum due upon demand.                          143,644

              Unsecured note payable to a related party
              bearing interest at 10% per annum, due upon demand.                          51,087

              Note payable bearing  interest at 10% per annum,
              due upon demand, secured by technology, life insurance
              and proceeds from operations.                                               100,000

              Unsecured note payable to a related party
              bearing interest at 10% per annum, due upon demand.                         250,000
                                                                                -----------------

              Total Notes Payable - Related Parties                             $       4,040,051
                                                                                =================

              Annual maturities of notes payable - related parties are as follows:

                         Years Ending
                         December 31,

                             2000                                               $       4,040,051
                                                                                =================

              Total  interest  expense  to  related  parties  was  $332,545  and
              $228,842  for  the  years  ended   December  31,  1999  and  1998,
              respectively.

NOTE 6 -      CONVERTIBLE DEBENTURES

              During November 1999, the Company issued three convertible debentures for $100,000 each. Two of the debentures are due August 1, 2004 and the third is due November 1, 2004. The debentures accrue interest at 12% per annum. The holders of the debentures retain the option to convert for a period of five years any portion of the debt into the Company's restricted common stock at a price of $1.50 per share. Any shares issued under the conversion privileges of these debentures carry two purchase warrants allowing the holder to purchase one additional restricted share for each share purchase warrant held at a price of $0.75 per share. The share purchase warrants are valid for five years after the date of purchase. Interest expense associated with these debentures amounted to $6,000 at December 31, 1999.


                                       F1-21

                             OCEAN POWER CORPORATION
                    (Formerly PTC Group, Inc. and Subsidiary)
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                                December 31, 1999


NOTE 6 -      CONVERTIBLE DEBENTURES (Continued)

              During November 1999, the Company issued a convertible debenture for $350,000. The debenture is due August 1, 2004 and accrues interest at 12% per annum. The holder of the debenture retains the option to convert for a period of five years any portion of the debt into the Company's restricted common stock at a price of $1.50 per share. Any shares issued under the conversion privileges of this debenture also carry two purchase warrants allowing the holder to purchase one additional restricted share for each share purchase warrant held at a price of $0.75 per share. The share purchase warrants are valid for five years after the date of purchase. Interest expense associated with this debenture amounted to $7,000 at December 31, 1999.

              The Company recognized additional compensation expense of $650,000 to reflect the discount on the warrants.

NOTE 7 -      ACCRUED EXPENSES

              The  company's  accrued  expenses is  comprised  of the  following items:
                                                                   December 31,
                                                                       1999

              Accrued payroll taxes payable                    $          50,411
              Accrued interest payable - payroll                          52,717
              Accrued payroll tax penalty                                 98,845
              Accrued interest payable - notes                           124,609
                                                               -----------------

              Total                                            $         326,582
                                                               =================

              During 1997, 1998 and 1999, the Company made cash advances of $658,965 to employees. Due to the advances resembling payroll activities, the Company has accrued payroll taxes for the employer's portion at 7.65%, interest at 8% and penalties at 15% for each year.

NOTE 8 -      GOING CONCERN

              The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has had limited activities since inception and is considered a development stage company because it has no significant revenues, planned principal operations have not yet commenced, and the Company has incurred losses from its inception through December 31, 1999. The Company does not have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern.


                                       F1-22

                             OCEAN POWER CORPORATION
                    (Formerly PTC Group, Inc. and Subsidiary)
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                                December 31, 1999

NOTE 8 -      GOING CONCERN (Continued)

              In order to continue as a going concern, develop a reliable source of revenues, and achieve a profitable level of operations, the Company will need, among other things, additional capital resources. Management's plans to continue as a going concern include raising additional capital through the sale of common stock, the proceeds of which will be used to develop the Company's products and pay operating expenses. The Company expects that it will need $4,000,000 to $6,000,000 of additional funds for operations and expansion in 2000. However, management cannot provide any assurances that the Company will be successful in accomplishing any of its plans.

              The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish the plan described in the preceding paragraph and eventually attain profitable operations. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 9 -      COMMITMENTS AND CONTINGENCIES

              a.  Employment Agreements

              During June 1998, the Company entered into a five year employment agreement with its President. The agreement calls for a base salary of $182,000 per year allowing for increases each year based on the Consumer Price Index, merit increases and increases in salary or bonus as deemed appropriate to reflect the value of services provided. The agreement also calls for the extension of certain executive benefits.

              During June 1998, the Company entered into a five year employment agreement with its Secretary/Treasurer. The agreement calls for a base salary of $130,000 per year allowing for increases each year based on the Consumer Price Index, merit increases and increases in salary or bonus as deemed appropriate to reflect the value of services provided. The agreement also calls for the extension of certain executive benefits.

              During June 1998, the Company entered into a four year employment agreement with an employee. The agreement calls for a base salary of $55,000 per year allowing for increases each year based on the Consumer Price Index, merit increases and increases in salary or bonus as deemed appropriate to reflect the value of services provided. The agreement also calls for the extension of certain executive benefits.

              During June 1998, the Company entered into a five year employment agreement with its Vice President. The agreement calls for a base salary of $182,000 per year allowing for increases each year based on the Consumer Price Index, merit increases and increases in salary or bonus as deemed appropriate to reflect the value of services provided. The agreement also calls for the extension of certain executive benefits.

                                       F1-23

                             OCEAN POWER CORPORATION
                    (Formerly PTC Group, Inc. and Subsidiary)
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                                December 31, 1999


NOTE 9 -      COMMITMENTS AND CONTINGENCIES (Continued)

              b.  Consulting Agreements

              During July 1997, the Company entered into a consulting agreement with Richard Morris Associates for services in connection with the development of the Company's desalination project on an as needed basis . The agreement is for one year and calls for the payment of $1,000 per month plus expenses. During June 1998, the Company extended this agreement through December 1998. During January 1999, the Company extended this agreement through December 1999. During January 2000, the Company extended this agreement through December 2000.

              During June 1999, the Company entered into a consulting agreement with D. Weckstein & Co., Inc. (Weckstein) as financial consultants and investment bankers for a period of two years. The agreement calls for the Company to issue options to purchase 30,000 shares of the Company's common stock at a price of $5.00 per share for a period of three years from the date of the agreement. The agreement also calls for cash payments in connection with certain financial transactions consummated as a result of introduction by Weckstein such as mergers, acquisitions, joint ventures, debt or lease placements and similar or other, on-balance or off-balance sheet corporate finance transactions as follows:

              a. 7% of the first $1,000,000 of the consideration paid in such transaction;
              b. 6% of the consideration in excess of $1,000,000 and up to $3,000,000;
              c. 5% of the consideration in excess of $3,000,000 and up to $5,000,000;
              d. 4% of the consideration in excess of $5,000,000 and up to $7,000,000;
              e. 3% of the consideration in excess of $7,000,000 and up to $9,000,000; and
              f.    2% of the consideration in excess of $9,000,000.

              During December 1999, the agreement was amended whereby Weckstein will receive options to purchase up to 125,000 shares of common stock at a price of $1.00 per share until December 31, 2003. During 1999, the Company paid $10,000 in commissions to Weckstein. No options were exercised as of December 31, 1999 (see Note 11).

              During March 1999, the Company entered into a consulting agreement with Richard Brown for services in connection with obtaining equity financing for the Company. The agreement calls for the payment of a 10% commission for any and all funds delivered to the Company during 1999. No funds were delivered to the Company and no commission payments were made during 1999.

                                       F1-24

                             OCEAN POWER CORPORATION
                    (Formerly PTC Group, Inc. and Subsidiary)
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                                December 31, 1999

NOTE 9 -      COMMITMENTS AND CONTINGENCIES (Continued)

              During July 1999, the Company entered into a six month business consulting agreement with Xcel Associates, Inc. to perform business, management and marketing services which may be renewed for a provisional three month period upon mutual agreement of the parties. The agreement calls for the Company to issue 50,000 shares of the Company's common stock as follows: 1) 15,000 shares within one week of signing the agreement; 2) 15,000 shares within 30 days based on mutually agreed upon performance; and 3) 20,000 within the following 60 days based on mutually agreed upon performance as well as the right to purchase up to 100,000 shares of common stock at $5.00 per share and the payment of expenses incurred.

              During November 1999, the Company entered into a 30 day consulting agreement with Intercontinental Capital Corp. to assist the Company obtain financing. The agreement calls for the Company to pay $42,000 for services, $6,000 for expenses and issue 60,000 shares of the Company's common stock. The Company paid all fees and expenses and issued 60,000 shares of common stock in conjunction with this agreement and allowed the agreement to expire.

              c. Office Lease

              The Company leases its office space under a non-cancellable operating lease which expires on April 30, 2002. The monthly rent amount is $17,000 with yearly increases of approximately 2% per year. Rent expense for the years ended December 31, 1999 and 1998 was $220,565 and $217,619, respectively.

NOTE 10 -     RELATED PARTY TRANSACTIONS

              During  November  1999,   related  parties  advanced  the  Company
              $650,000 in the form of convertible debentures (see Note 6).

              During 1999, 1998 and 1997, the Company advanced employees $420,334, $114,805 and $123,826, respectively (see Note 3).

              During 1999 and 1998, related parties advanced the Company $1,024,357 and $2,274,878 in the form of notes payable and wages payable, respectively.

              On December 31, 1999, a shareholder of the Company exercised 519,831 warrants at an exercise price of $1.50 per share and converted additional $109,370 into 72,913 shares of common stock at $1.50 per share. The warrants which were exercised were granted on November 4, 1998 in conjunction with the issuance of a convertible debenture. The original debenture was for $800,000 and convertible into common stock at $1.50 per share for a total number of shares of 533,333 with one (1) warrant attached per share which was converted. At December 31, 1998, the entire debenture had been converted as well as 13,502 warrants which had been exercised leaving a balance of 519,744 warrants to be exercised. At December 31, 1999, all warrants attached to this debenture have been converted.

                                       F1-25

                             OCEAN POWER CORPORATION
                    (Formerly PTC Group, Inc. and Subsidiary)
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                                December 31, 1999


NOTE 11 -     DILUTIVE INSTRUMENTS

              a.  Stock Options

              The Company applied Accounting Principles Board ("APB") Option 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for all stock option plans. Under APB Option 25, compensation cost is recognized for stock options granted to employees when the option price is less than the market price of the underlying common stock on the date of grant.

              FASB Statement 123, "Accounting for Stock-Based Compensation" ("SFAS No.123"), requires the Company to provide proforma information regarding net income and net income per share as if compensation costs for the Company's stock option plans and other stock awards had been determined in accordance with the fair value based method prescribed in SFAS No. 123. The Company estimates the fair value of each stock award at the grant date by using the Black-Scholes option pricing model with the following weighted average assumptions used for grants, respectively; dividend yield of zero percent for all years; expected volatility of 32 percent for all years; risk-free interest rates of 10.0 percent and expected lives of 4.5 years.

              Under the accounting provisions of SFAS No. 123, the Company's net loss would have been increased by the pro forma amounts indicated below:

                                               1999                  1998
                                        -----------------     -----------------
              Net loss:
               As reported              $      (5,954,287)    $      (2,917,964)
               Pro Forma                       (5,954,287)           (2,917,964)

              Net loss per share:
               As reported              $           (0.22)    $           (0.23)
               Pro Forma                            (0.22)                (0.23)

              During the initial phase-in period of SFAS No. 123, the effect of pro forma results are not likely to be representative of the effects on pro forma results in future years since options vest over several years and additional options could be granted each year.

              A summary of the Company's outstanding stock options as of December 31, 1999 is presented below:

                          Date of        Exercise      Exercise        Trading         Amount     Expiration
   Description            Grant           Number       Price            Price         Exercised       Date
--------------------  --------------  -------------  -------------   -------------  -------------  ---------

   D. Weckstein          6-23-99         30,000  $        5.00   $        5.20         -            Canceled
   Xcel Associates       7-12-99        100,000  $        5.00   $        7.80         20,000        7-12-00
   Xcel Associates        9-9-99        100,000  $        1.00   $        2.90        100,000         3-9-00
   D. Weckstein          12-7-99        125,000  $        1.00   $        1.16         -            12-31-03
                                      -------------                                 -------------

                      Total             355,000                                       120,000
                                      =============                                 =============


                                       F1-26

                            OCEAN POWER CORPORATION
                    (Formerly PTC Group, Inc. and Subsidiary)
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                                December 31, 1999


NOTE 11 -     DILUTIVE INSTRUMENTS (Continued)

              On June 23, 1999, the Company issued options to Weckstein in conjunction with a consulting agreement to purchase 30,000 shares of the Company's common stock at a price of $5.00 per share. The Company recognized additional compensation expense of $6,000 as part of the recapitalization due to the options being granted below market, or $5.20 on the date of issuance.

              On July 12, 1999, the Company issued options to Xcel Associates, Inc. in conjunction with a consulting agreement to purchase 100,000 shares of the Company's common stock at a price of $5.00 per share. The company recognized additional compensation expense of $280,000 as part of the recapitalization due to the options being granted below market, or $7.80 on the date of issuance.

              On July 15, 1999, Xcel exercised 10,000 of the options granted July 12, 1999 for cash of $50,000, or $5.00 per share.

              On July 26, 1999, Xcel exercised 10,000 of the options granted July 12, 1999 for cash of $50,000, or $5.00 per share.

              On September 9, 1999, the Board of Directors authorized the issuance of options to Xcel Associates, Inc. for the purchase of 100,000 shares of the Company's common stock at a price of $1.00 per share. The Company recognized additional compensation expense of $190,000 due to the options being granted below market, or $2.90 on the date of issuance.

              On September 9, 1999, Xcel exercised the 100,000 options granted September 9, 1999 for cash of $100,000, or $1.00 per share.

              On December 7, 1999, the Company amended its consulting agreement with Weckstein dated June 23, 1999 resulting in a cancellation of the 30,000 options and issuance of 125,000 new options with a exercise price of $1.00 per share. The Company recognized additional compensation expense of $20,000 due to the options being granted below market, or $1.16 on the date of issuance.

                                       F1-27

                             OCEAN POWER CORPORATION
                    (Formerly PTC Group, Inc. and Subsidiary)
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                                December 31, 1999


NOTE 11 -     DILUTIVE INSTRUMENTS (Continued)

              b.  Warrants

              A summary of the Company's outstanding warrants as of December 31, 1999 is presented below:

                                Warrant      Exercise      Exercise     Trading        Amount       Expiration
         Description            Date          Number        Price        Price        Exercised       Date
-------------------------- -------------- ------------- -------------- ------------ ------------- --------

Freedom Funding                   3-30-99        70,000 $         1.50 $       1.50        70,000        3-30-04
Freedom Funding,
Paradon Limited,
Enterprise Capital                 5-7-99       720,738 $         1.50 $       1.50       720,738         5-7-04
Regis Investment                 11-16-99       133,333 $         0.75 $       1.50       133,333       11-16-04
Venture Investment               11-16-99       133,333 $         0.75 $       1.50        -            11-16-04
Freedom Funding                  11-16-99       133,333 $         0.75 $       1.50        -            11-16-04
Freedom Funding                  11-16-99       466,667 $         0.75 $       1.50        -            11-16-04

                                              1,657,404                                   924,071
                                          =============                             =============

              During March 1999, the Company issued warrants allowing the holder to purchase one restricted share of the Company's common stock for each share purchase warrant held in conjunction with convertible debentures issued in November 1998. The total warrants granted amounted to 70,000 shares at an exercise price of $1.50 per share for five years. The Company did not recognize any additional compensation expense due to the grant price equaling the market price on the date of issuance.

              During May 1999, the Company issued warrants allowing the holder to purchase one restricted share of the Company's common stock for each share purchase warrant held in conjunction with convertible debentures issued in November 1998. The total warrants granted amounted to 720,738 shares at an exercise price of $1.50 per share for five years. The Company did not recognize any additional compensation expense due to the grant price equaling the market price on the date of issuance.

              During November 1999, the Company issued warrants allowing the holder to purchase one additional restricted share of the Company's common stock for each share purchase warrant held in conjunction with four convertible debentures. The total warrants granted amounted to 866,666 shares at an exercise price of $1.50 per share for five years. The Company recognized additional compensation expense of $650,000 due to the warrants being granted below market, or $1.50 on the date of issuance.

                                       F1-28

                             OCEAN POWER CORPORATION
                    (Formerly PTC Group, Inc. and Subsidiary)
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                                December 31, 1999

NOTE 12 -     STOCK ISSUANCES

              On December 31, 1999, the Company issued 592,744 shares of its common stock to shareholders for the conversion of $889,117 of debt. The shares were valued at $1.50 per share which was the conversion price on a convertible debenture issued on November 16, 1999. The debt was for funds advanced to the Company to pay general operating expenses paid by shareholders.

              On December 23, 1999, the Company issued 120,773 shares of common stock valued at $0.83 per share for $100,000 of cash. The share issuance was a part of a $600,000 private placement. (Note 13)

              On December 20, 1999, the Company issued 193,939 shares of common stock valued at $0.83 per share for $160,000 of cash. The share issuance was a part of a $600,000 private placement. (Note 13)

              On December 15, 1999, the Company issued 33,333 shares of common stock valued at $0.90 per share for $30,000 of cash. The share issuance was a part of a $600,000 private placement. (Note 13)

              On December 13, 1999, the Company issued 160,131 shares of common stock valued at $0.84 per share for $135,000 of cash. The share issuance was a part of a $600,000 private placement. (Note 13)

              On December 10, 1999, the Company issued 175,070 shares of common stock valued at $0.71 per share for $125,000 of cash. The share issuance was a part of a $600,000 private placement. (Note 13)

              On December 10, 1999, the Company issued 71,839 shares of common stock valued at $0.70 per share for $50,000 of cash. The share issuance was a part of a $600,000 private placement. (Note 13)

              On November 29, 1999, the Company issued 400,000 shares of common stock valued at the trading price of $1.34 per share for finders fees relating to the reverse merger acquisition and cash raised by shareholders of the Company. The total valuation of $537,000 has been presented as an offset to additional paid-in capital as stock offering costs.

                                       F1-29

                             OCEAN POWER CORPORATION
                    (Formerly PTC Group, Inc. and Subsidiary)
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                                December 31, 1999

NOTE 12 -     STOCK ISSUANCES (Continued)

              On October 1, 1999, the Company canceled 502,500 shares of common stock which had been issued prior to the reverse merger. Accordingly, the Company canceled the shares at a zero valuation because the expense recorded as part of the retained deficit of Group was eliminated as part of the reverse merger.

              On September 9, 1999, the Company issued 100,000 shares of common stock valued at $1.00 per share for cash pursuant to Rule 144.

              On September 2, 1999, the Company issued 20,000 shares of common stock valued at $2.90 per share for consulting services rendered. The shares were issued at the trading price on the date of issue.

              On August 12, 1999, the Company issued 100,000 shares of its common stock at $2.50 per share for interest of $250,000.

              On July 26, 1999, the Company issued 10,000 shares of its common stock valued at 5.00 per share for $50,000 for options granted July 12, 1999.

              On July 15, 1999, the Company issued 15,000 shares of its common stock valued at $7.80 per share for services of $117,000.

              On July 15, 1999, the Company issued 10,000 shares of its common stock valued at $5.00 per share for $50,000 for options granted July 12, 1999.

              On June 22, 1999, the Company completed a recapitalization between Group (acquired entity) and Holdings, (acquiring entity). The presentation of the recapitalization is as follows: The equity of the acquiring entity (Holdings) is presented as the equity of the combined enterprise; however, the capital stock account of the acquiring entity (Holdings) is adjusted to reflect the par value of the outstanding stock of the legal acquirer (Group) after giving effect to the number of shares issued in the reverse merger. Accordingly, at the date of the reverse merger, the Company had 6,291,450 shares of common stock outstanding; and 25,044,146 shares as detailed below have been retroactively restated for the equivalent number of shares received in the merger by Holdings.

              On June 17, 1999, the Company issued 6,960 shares of its common stock valued at $0.003 per share for cash of $20.

              On May 19, 1999, the Company issued 372,360 shares of its common stock valued at $0.003 per share for cash of $1,070.

              On May 13, 1999, the Company issued 139,200 shares of its common stock valued at $0.003 per share for cash of $400.

                                       F1-30

                             OCEAN POWER CORPORATION
                    (Formerly PTC Group, Inc. and Subsidiary)
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                                December 31, 1999

NOTE 12 -     STOCK ISSUANCES (Continued)

              On May 7, 1999, the Company issued 2,610,000 shares of its common stock valued at $0.003 per share for conversion of debt of $7,500.

              On May 7, 1999, the Company issued 348 shares of its common stock valued at $0.003 per share for cash of $1.

              On May 5, 1999, the Company issued 32,016 shares of its common stock valued at $0.003 per share for cash of $92.

              On May 3, 1999, the Company issued 25,717 shares of its common stock valued at $0.003 per share for conversion of debt of $74.

              On April 30, 1999, the Company issued 22,968 shares of its common stock valued at $0.003 per share for conversion of debt of $66.

              On April 30, 1999, the Company issued 2,888 shares of its common stock valued at $0.003 per share for cash of $8.

              On April 28, 1999, the Company issued 12,180 shares of its common stock valued at $0.003 per share for cash of $35.

              On April 27, 1999, the Company issued 95,700 shares of its common stock valued at $0.003 per share for conversion of debt of $275.

              On April 27, 1999, the Company issued 5,951 shares of its common stock valued at $0.003 per share for cash of $16.

              On April 22, 1999, the Company issued 129,734 shares of its common stock valued at $0.003 per share for cash of $373.

              On March 22, 1999, the Company issued 19,011,220 shares of its common stock valued at $0.005 per share for conversion of debt of $104,530.

              On March 22, 1999, the Company issued 286,682 shares of its common stock valued at $0.003 per share for cash of $824.

              On March 5, 1999, the Company issued 334,080 shares of its common stock valued at $0.003 per share for cash of $960.

              On July 29, 1998, the Company issued 34,800 shares of its common stock valued at $0.003 per share for cash of $100.

              On June 16, 1998, the Company issued 1,061,400 shares of its common stock valued at $0.079 per share for conversion of debt of $83,881.


                                       F1-31

                             OCEAN POWER CORPORATION
                    (Formerly PTC Group, Inc. and Subsidiary)
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                                December 31, 1999


NOTE 12 -     STOCK ISSUANCES (Continued)

              On June 16, 1998, the Company issued 42,456 shares of its common stock valued at $0.003 per share for cash of $121.

              On June 16, 1998, the Company issued 119,086 shares of its common stock valued at $0.003 per share for cash of $341.

              On May 14, 1998, the Company issued 14,755 shares of common stock valued at $0.003 per share for cash of $42.

              On April 8, 1998, the Company issued 130,500 shares of common stock valued at $0.003 per share for cash of $375.

              On March 18, 1998, the Company issued 2,575 shares of common stock valued at $0.003 per share for cash of $7.

              On March 12, 1998, the Company issued 33,199 shares of common stock valued at $0.003 per share for cash of $95.

              On March 6, 1998, the Company issued 121,904 shares of common stock valued at $0.003 per share for cash of $350.

              On February 24, 1998, the Company issued 395,467 shares of its common stock valued at $0.003 per share for cash of $1,138.

NOTE 13 -     REGULATION 504D STOCK OFFERING

              During December 1999, the Company issued 755,085 shares of common stock pursuant to a Regulation 504D stock offering for cash of $600,000. The shares were issued at 60% of the closing bid price one day prior to issuance.

NOTE 14 -     SUBSEQUENT EVENTS

              a.  Private Placements

              On January 7, 2000, the Company authorized a private placement of $100,000 of its common stock. The price of the shares is calculated at 60% of the closing bid price one day prior to issuance. The Company issued 47,619 shares pursuant to this private placement for $100,000, or $2.10 per share.

              On January 24, 2000, the Company authorized a private placement of $5,000,000 of its common stock. The price of the shares is calculated at 80% of the market value based on the 5-day average price prior to closing and have one (1) warrant per share attached to purchase at a price of 50% of the 5-day average price of the original issuance with a life of 3 years.


                                       F1-32

                             OCEAN POWER CORPORATION
                    (Formerly PTC Group, Inc. and Subsidiary)
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                                December 31, 1999


NOTE 14 -     SUBSEQUENT EVENTS (Continued)

              On January 31, 2000, the Company extended this offering to $6,000,000, expiring March 31, 2000.

              On March 26, 2000, the Company removed the time and amounts to be raised limits on the offering.

              From January 7 to April 30, 2000, the Company issued 1,881,872 shares pursuant to the private placement for $6,824,672, or an average price of $3.63 per share. The Company issued 1,881,872 warrants associated with these issuances which resulted in additional compensation expense of approximately $4,231,788, or $2.29 average price per share, as of April 30, 2000.

              During March 2000, the Company issued 62,792 shares of common stock for $125,019 pursuant to the exercise of outstanding warrants.

              b. Consulting Agreements

              During January 2000, the Company entered into a three year consulting agreement with Clement J. Wohlreich to provide financial, marketing and management services. The agreement calls for the Company to issue 100,000 units at $3.00 per unit, consisting of one share of the Company's common stock and one warrant. The warrants will have a life of three years and a purchase price of $1.50 per warrant.

              During January 2000, the Company entered into a three year consulting agreement with EBM, Inc. to disseminate investor information on the Company to the market place and develop buyers who purchase the Company's stock. The agreement calls for the Company to pay $4,000 per month until the Company secures a total of $5,000,000 in financing, then the Company will pay $6,000 per month for 12 months and grant 100,000 options to purchase the Company's common stock. The options will have a four year life and will be priced at $1.50 per share.

              During January 2000, the Company entered into a consulting agreement with Donner Corp. International to provide initial marketing and promotion services. The agreement calls for the Company to pay a retainer of $2,500, $10,000 for services in connection with assisting the Company to implement its business objectives and issue 10,000 warrants to purchase the Company's common stock at a strike price equal to 80% of the lowest five-day average stock closing price from January 2-31, 2000. The warrants are exercisable for three years beginning February 1, 2000.

              During February 2000, the Company signed an amendment to its agreement for consulting services with Weckstein dated December 7, 1999. The amendment cancels the 125,000 options previously issued and calls for the Company to issue 100,000 options to purchase the Company's common stock exercisable at $6.00 per share until February 18, 2000.


                                      F1-33

                             OCEAN POWER CORPORATION
                    (Formerly PTC Group, Inc. and Subsidiary)
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                                December 31, 1999


NOTE 14 -     SUBSEQUENT EVENTS (Continued)

              During April 2000, the Company signed an amendment to its agreement for consulting services with Weckstein dated February 18, 2000. The amendment cancels the 100,000 options previously issued and calls for the Company to issue 110,000 options to purchase the Company's common stock exercisable at $3.00 per share until February 18, 2003.

                                       F1-34

                    OCEAN POWER CORPORATION AND SUBSIDIARIES
                          (A Development Stage Company)

                        CONSOLIDATED FINANCIAL STATEMENTS

                      March 31, 2000 and December 31, 1999

                    OCEAN POWER CORPORATION AND SUBSIDIARIES
                          (A Development Stage Company)
                           Consolidated Balance Sheet

                                     ASSETS
                                     ------

                                           March 31,   December 31,
                                             2000          1999
                                          ----------   ----------
                                          (Unaudited)
CURRENT ASSETS

   Cash                                   $3,677,978   $  368,276
   Advances to employees (Note 3)            663,965      658,965
   Overpayment receivable                     74,700         --
   Prepaid expenses (Note 5)                 452,500         --
                                          ----------   ----------

     Total Current Assets                  4,869,143    1,027,241
                                          ----------   ----------

EQUIPMENT (Note 2)                           754,884       52,555
                                          ----------   ----------

OTHER ASSETS

   Equipment procurement costs (Note 4)         --        364,110
   Deposits                                   20,402       20,402
                                          ----------   ----------

     Total Other Assets                       20,402      384,512
                                          ----------   ----------

     TOTAL ASSETS                         $5,644,429   $1,464,308
                                          ==========   ==========

                  The accompanying notes are an integral part of these consolidated financial statements.

                                      F2-1

                    OCEAN POWER CORPORATION AND SUBSIDIARIES
                          (A Development Stage Company)
                     Consolidated Balance Sheet (Continued)


                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
                 ----------------------------------------------

                                                           March 31,    December 31,
                                                             2000           1999
                                                        ------------    ------------
                                                         (Unaudited)
CURRENT LIABILITIES

   Accounts payable                                     $    841,069    $  1,453,908
   Accrued expenses (Note 8)                                 190,803         326,582
   Notes payable - related parties (Note 6)                2,227,477       4,040,051
   Convertible debentures payable (Note 7)                   550,000         650,000
                                                        ------------    ------------

     Total Current Liabilities                             3,809,349       6,470,541
                                                        ------------    ------------

STOCKHOLDERS' EQUITY (DEFICIT)

   Preferred stock: 20,000,000 shares authorized of
    $0.001 par value; no shares outstanding                     --              --
   Common stock: 500,000,000 shares authorized of
    $0.01 par value; 35,218,370 and 32,835,925 shares
    issued and outstanding, respectively                     352,184         328,359
   Additional paid-in capital                             18,381,426       5,844,025
   Deficit accumulated during the development stage      (16,898,530)    (11,178,617)
                                                        ------------    ------------

     Total Stockholders' Equity (Deficit)                  1,835,080      (5,006,233)
                                                        ------------    ------------

     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY
      (DEFICIT)                                         $  5,644,429    $  1,464,308
                                                        ============    ============

                  The accompanying notes are an integral part of these consolidated financial statements.

                                      F2-2

                    OCEAN POWER CORPORATION AND SUBSIDIARIES
                          (A Development Stage Company)
                      Consolidated Statements of Operations
                                   (Unaudited)


                                                                        From
                                                                    Inception on
                                                                       March 26,
                                     For the Three Months Ended     1992 Through
                                               March 31,               March 31,
                                        2000            1999            2000
                                    ------------    ------------    ------------
REVENUES                            $       --      $       --      $       --

EXPENSES

   General and administrative          5,769,668         577,690      14,529,927
   Research and development               59,549            --         1,309,549
   Depreciation and amortization          14,842           4,663          65,536
                                    ------------    ------------    ------------

     Total Expenses                    5,844,059         582,353      15,905,012
                                    ------------    ------------    ------------

     LOSS FROM OPERATIONS             (5,844,059)       (582,353)    (15,905,012)
                                    ------------    ------------    ------------

OTHER INCOME (EXPENSE)

   Interest income                        36,173            --            36,173
   Gain on settlement of debt            165,349            --           165,349
   Loss on sale of assets                   --              --          (387,649)
   Interest expense                      (77,376)        (86,625)       (807,391)
                                    ------------    ------------    ------------

     Total Other Income (Expense)        124,146         (86,625)       (993,518)
                                    ------------    ------------    ------------

NET LOSS                            $ (5,719,913)   $   (668,978)   $(16,898,530)
                                    ============    ============    ============

BASIC LOSS PER SHARE                $      (0.17)   $      (0.14)           --
                                    ============    ============    ============

WEIGHTED AVERAGE SHARES
 OUTSTANDING                          33,163,792       4,936,484            --
                                    ============    ============    ============

                  The accompanying notes are an integral part of these consolidated financial statements.

                                      F2-3

                    OCEAN POWER CORPORATION AND SUBSIDIARIES
                          (A Development Stage Company)
            Consolidated Statements of Stockholders' Equity (Deficit)

                                                                              Deficit
                                                                            Accumulated
                                                             Additional      During the
                                        Common Stock           Paid-In      Development
                                    Shares        Amount       Capital         Stage
                                 -----------   -----------   -----------    -----------
Inception, March 26, 1992               --     $      --     $      --      $      --

Net loss from inception on
 March 20, 1992 through
 December 31, 1997                      --            --            --       (2,306,366)
                                 -----------   -----------   -----------    -----------

Balance, December 31, 1997              --            --            --       (2,306,366)

February 24, 1998, common
 stock issued for cash at
 $0.003 per share                    395,467         3,955        (2,817)          --

March 6, 1998, common stock
 issued for cash at $0.003 per
 share                               121,904         1,219          (869)          --

March 12, 1998, common stock
 issued for cash at $0.003 per
 share                                33,199           332          (237)          --

March 18, 1998, common stock
 issued for cash at $0.003 per
 share                                 2,575            26           (19)          --

April 2, 1998, common stock
 issued for cash at $0.003 per
 share                               130,500         1,305          (930)          --

May 14, 1998, common stock
 issued for cash at $0.003 per
 share                                14,755           147          (106)          --

June 16, 1998, common stock
 issued for cash at $0.003 per
 share                               119,086         1,191          (849)          --

June 16, 1998, common stock
 issued for cash at $0.003 per
 share                                42,456           424          (303)          --

June 16, 1998, common stock
 issued for debt at $0.079 per
 share                             1,061,400        10,614        73,267           --
                                 -----------   -----------   -----------    -----------

Balance forward                    1,921,342   $    19,213   $    67,137    $(2,306,366)
                                 -----------   -----------   -----------    -----------

                  The accompanying notes are an integral part of these consolidated financial statements.

                                      F2-4

                    OCEAN POWER CORPORATION AND SUBSIDIARIES
                          (A Development Stage Company)
      Consolidated Statements of Stockholders' Equity (Deficit) (Continued)

                                                                              Deficit
                                                                            Accumulated
                                                             Additional      During the
                                        Common Stock           Paid-In      Development
                                    Shares        Amount       Capital         Stage
                                 -----------   -----------    -----------   ------------
Balance forward                    1,921,342   $    19,213    $   67,137    $(2,306,366)

July 29, 1998, common stock
 issued for cash at $0.003 per
 share                                34,800           348          (248)          --

Net loss for the year ended
 December 31, 1998                      --            --            --       (2,917,964)
                                 -----------   -----------    -----------   ------------

Balance, December 31, 1998         1,956,142        19,561        66,889     (5,224,330)

March 5, 1999, common stock
 issued for cash at $0.003 per
 share                               334,080         3,341        (2,381)          --

March 22, 1999 common stock
 issued for cash at $0.003 per
 share                               286,682         2,867        (2,043)          --

March 22, 1999, common stock
 issued for debt at $0.005 per
 share                            19,011,220       190,112       (85,582)          --

April 22, 1999, common stock
 issued for cash at $0.003 per
 share                               129,734         1,297          (924)          --

April 27, 1999, common stock
 issued for cash at $0.003 per
 share                                 5,951            59           (43)          --

April 27, 1999, common stock
 issued for debt at $0.003 per
 share                                95,700           957          (682)          --

April 28, 1999, common stock
 issued for cash at $0.003 per
 share                                12,180           122           (87)          --

April 30, 1999, common stock
 issued for cash at $0.003 per
 share                                 2,888            29           (21)          --
                                 -----------   -----------    -----------   ------------

Balance forward                   21,834,577   $   218,345    $  (24,874)   $(5,224,330)
                                 -----------   -----------    -----------   ------------

                  The accompanying notes are an integral part of these consolidated financial statements.

                                      F2-5

                    OCEAN POWER CORPORATION AND SUBSIDIARIES
                          (A Development Stage Company)
      Consolidated Statements of Stockholders' Equity (Deficit) (Continued)

                                                                              Deficit
                                                                            Accumulated
                                                             Additional      During the
                                        Common Stock           Paid-In      Development
                                    Shares        Amount       Capital         Stage
                                 -----------   -----------   ------------   ------------
Balance forward                   21,834,577   $   218,345   $   (24,874)   $(5,224,330)

April 30, 1999, common stock
 issued for debt at $0.003 per
 share                                22,968           230          (164)          --

May 3, 1999, common stock
 issued for debt at $0.003 per
 share                                25,717           257          (183)          --

May 5, 1999, common stock
 issued for cash at $0.003 per
 share                                32,016           320          (228)          --

May 7, 1999, common stock
 issued for cash at $0.003 per
 share                                   348             3            (2)          --

May 7, 1999, common stock
 issued for debt at $0.003 per
 share                             2,610,000        26,100       (18,600)          --

May 13, 1999, common stock
 issued for cash at $0.003 per
 share                               139,200         1,392          (992)          --

May 19, 1999, common stock
 issued for cash at $0.003 per
 share                               372,360         3,724        (2,654)          --

June 17, 1999, common stock
 issued for cash at $0.003 per
 share                                 6,960            70           (50)          --

Recapitalization (Note 1)          6,291,450        62,915     2,698,858           --

June 23, 1999, options issued
 below market value                     --            --           6,000           --

July 12, 1999, options issued
 below market value                     --            --         280,000           --

July 15, 1999, common stock
 issued for services at $7.80
 per share                            15,000           150       116,850           --
                                 -----------   -----------   -----------    -----------

Balance Forward                   31,350,596   $   313,506   $ 3,053,961    $(5,224,330)
                                 -----------   -----------   -----------    -----------

                  The accompanying notes are an integral part of these consolidated financial statements.

                                      F2-6

                    OCEAN POWER CORPORATION AND SUBSIDIARIES
                          (A Development Stage Company)
      Consolidated Statements of Stockholders' Equity (Deficit) (Continued)

                                                                                   Deficit
                                                                                 Accumulated
                                                                  Additional      During the
                                           Common Stock             Paid-In      Development
                                       Shares        Amount         Capital         Stage
                                    -----------    -----------    -----------    -----------
Balance Forward                      31,350,596    $   313,506    $ 3,053,961    $(5,224,330)

July 15, 1999, common stock
 issued for cash at $5.00 per
 share                                   10,000            100         49,900           --

July 26, 1999, common stock
 issued for cash at $5.00 per
 share                                   10,000            100         49,900           --

August 12, 1999, common stock
 issued for interest at $2.50 per
 share                                  100,000          1,000        249,000           --

September 2, 1999, common
 stock issued for services valued
 at $0.29 per share                      20,000            200          5,600           --

September 9, 1999, options
 issued below market value                 --             --          190,000           --

September 9, 1999, common
 stock issued for cash at $1.00
 per share                              100,000          1,000         99,000           --

October 1, 1999, cancellation of
 common stock valued at zero           (502,500)        (5,025)         5,025           --

November 16, 1999, warrants
 issued below market value                 --             --          650,000           --

November 29, 1999, common
 stock issued for finders fee
 valued at $1.34 per share              400,000          4,000        533,200           --

Stock offering costs                       --             --         (537,200)          --

December 7, 1999, options
 issued below market value                 --             --           20,000           --

December 10, 1999, common
 stock issued for cash at $0.70
 per share                               71,839            718         49,282           --
                                    -----------    -----------    -----------    -----------

Balance Forward                      31,559,935    $   315,599    $ 4,417,668    $(5,224,330)
                                    -----------    -----------    -----------    -----------

                  The accompanying notes are an integral part of these consolidated financial statements.

                                      F2-7

                    OCEAN POWER CORPORATION AND SUBSIDIARIES
                          (A Development Stage Company)
      Consolidated Statements of Stockholders' Equity (Deficit) (Continued)


                                                                                   Deficit
                                                                                 Accumulated
                                                                  Additional      During the
                                           Common Stock             Paid-In      Development
                                       Shares        Amount         Capital         Stage
                                   ------------   ------------   ------------   ------------
Balance Forward                      31,559,935   $    315,599   $  4,417,668   $ (5,224,330)

December 10, 1999, common
 stock issued for cash at $0.71
 per share                              175,070          1,751        123,249           --

December 13, 1999, common
 stock issued for cash at $0.84
 per share                              160,131          1,601        133,399           --

December 15, 1999, common
 stock issued for cash at $0.90
 per share                               33,333            333         29,667           --

December 20, 1999, common
 stock issued for cash at $0.83
 per share                              193,939          1,939        158,061           --

December 23, 1999, common
 stock issued for cash at $0.83
 per share                              120,773          1,208         98,792           --

December 31, 1999, common
 stock issued for conversion of
 related party debt at $1.50 per
 share                                  592,744          5,928        883,189           --

Net loss for the year ended
 December 31, 1999                         --             --             --       (5,954,287)
                                   ------------   ------------   ------------   ------------

Balance, December 31, 1999           32,835,925        328,359      5,844,025    (11,178,617)

January 4, 2000, common stock
 issued for debt and services
 at $2.75 per share (unaudited)         147,580          1,476        404,369           --

January 5, 2000 common stock
 issued for services at $4.34
 per share (unaudited)                   60,000            600        259,800           --

January 26, 2000, common stock
 issued pursuant to a private
 placement memorandum at
 $2.10 per share (unaudited)             47,619            476         99,524           --
                                   ------------   ------------   ------------   ------------

Balance Forward                      33,091,124        330,911      6,607,718    (11,178,617)
                                   ------------   ------------   ------------   ------------

                  The accompanying notes are an integral part of these consolidated financial statements.

                                      F2-8

                    OCEAN POWER CORPORATION AND SUBSIDIARIES
                          (A Development Stage Company)
      Consolidated Statements of Stockholders' Equity (Deficit) (Continued)

                                                                                        Deficit
                                                                                      Accumulated
                                                                       Additional      During the
                                               Common Stock              Paid-In      Development
                                            Shares        Amount         Capital         Stage
                                        ------------   ------------   ------------   ------------
Balance Forward                           33,091,124        330,911      6,607,718    (11,178,617)

February 1, 2000, warrants issued
 below market value (unaudited)                 --             --           54,000           --

February 18, 2000 options issued
 below market value (unaudited)                 --             --           25,000           --

February 22, 2000, options issued
 below market value (unaudited)                 --             --          475,000           --

March 9, 2000, common stock
 issued for cash purchase of
 warrants at $1.99 per share
 (unaudited)                                  62,792            628        124,391           --

March 16, 2000, common stock
 issued for convertible debenture
 at $1.50 per share (unaudited)               66,667            667         99,333           --

March 16, 2000, common stock
 issued for cash purchase of
 warrants at $0.75 per share
 (unaudited)                                 133,333          1,333         98,667           --

March 27, 2000, 3 stock
issuances for payment of debt at
average price of $4.95 per share
 (unaudited)                                  46,486            465        231,347           --

January 25 - March 27, 2000,
56 stock issuances pursuant
 to a private placement
 memorandum at average
 price of $5.12 per share (unaudited)      1,817,968         18,180      6,556,681           --

January 25 - March 27, 2000,
 warrants issued below market
 value (unaudited)                              --             --        4,109,289           --

Net loss for the three months
 ended March 31, 2000 (unaudited)               --             --             --       (5,719,913)
                                        ------------   ------------   ------------   ------------

Balance, March 31, 2000 (unaudited)       35,218,370   $    352,184   $ 18,381,426   $(16,898,530)
                                        ============   ============   ============   ============

                  The accompanying notes are an integral part of these consolidated financial statements.

                                      F2-9

                    OCEAN POWER CORPORATION AND SUBSIDIARIES
                          (A Development Stage Company)
                      Consolidated Statements of Cash Flows
                                   (Unaudited)

                                                                                            From
                                                                                        Inception on
                                                                                          March 26,
                                                           For the Three Months         1992 Through
                                                                 March 31,                March 31,
                                                           2000            1999            2000
                                                       ------------    ------------    ------------
CASH FLOWS FROM OPERATING ACTIVITIES

   Net loss                                            $ (5,719,913)   $   (668,978)   $(16,898,530)
   Adjustments to reconcile net loss to net cash
    provided (used) by operating activities:
     Depreciation                                            14,842           4,663          65,536
     Common stock issued for services and
       equity discounts                                   5,229,534         473,589       6,498,334
     Loss on sale of assets                                    --              --           387,649
   Change in operating asset and liability accounts:
     (Increase) decrease in overpayment receivable          (74,700)           --           (74,700)
     (Increase) decrease in prepaid assets                 (452,500)           --          (452,500)
     (Increase) decrease in other assets                    359,110         (71,320)       (320,257)
     Increase (decrease) in accounts payable               (404,829)        163,032       1,049,074
     Increase (decrease) in accrued expenses               (114,387)        106,175         658,112
                                                       ------------    ------------    ------------
       Net Cash Provided (Used) by Operating
        Activities                                       (1,162,843)          7,161      (9,087,282)
                                                       ------------    ------------    ------------

CASH FLOWS FROM INVESTING ACTIVITIES

   Proceeds from sale of assets                                --              --                 1
   Purchase of fixed assets                                (714,761)           --          (822,830)
   Equipment procurement costs                                 --              --          (364,110)
                                                       ------------    ------------    ------------

       Net Cash (Used) by Investing Activities             (714,761)           --        (1,186,939)
                                                       ------------    ------------    ------------

CASH FLOWS FROM FINANCING ACTIVITIES

   Repayment of note payable                             (1,761,222)           --        (2,009,457)
   Loans from related parties                                48,648            --         7,605,378
   Issuance of convertible debentures                          --              --           650,000
   Common stock issued for cash                           6,899,880            --         7,706,278
                                                       ------------    ------------    ------------

       Net Cash Provided by Financing Activities          5,187,306            --        13,952,199
                                                       ------------    ------------    ------------

NET INCREASE IN CASH AND CASH
 EQUIVALENTS                                              3,309,702           7,161       3,677,978

CASH AND CASH EQUIVALENTS AT BEGINNING
 OF PERIOD                                                  368,276           3,184            --
                                                       ------------    ------------    ------------

CASH AND CASH EQUIVALENTS AT END
 OF PERIOD                                             $  3,677,978    $     10,345    $  3,677,978
                                                       ============    ============    ============

                  The accompanying notes are an integral part of these consolidated financial statements.

                                     F2-10

                    OCEAN POWER CORPORATION AND SUBSIDIARIES
                          (A Development Stage Company)
                Consolidated Statements of Cash Flows (Continued)
                                   (Unaudited)

                                                                               From
                                                                            Inception on
                                                                              March 26,
                                                   For the Three Months     1992 Through
                                                         March 31,            March 31,
                                                    2000         1999           2000
                                                ----------   ------------   ----------
CASH PAID FOR:

   Interest                                     $     --     $       --     $     --
   Income taxes                                 $     --     $       --     $     --

NON-CASH FINANCING ACTIVITIES

   Common stock issued for services and
     equity discounts                           $5,229,534   $       --     $6,498,334
   Common stock issued in acquisition of
    subsidiary                                  $     --     $       --     $2,761,773
   Common stock issued for conversion of debt   $  100,000   $       --     $1,435,413

                  The accompanying notes are an integral part of these consolidated financial statements.

                                     F2-11

                    OCEAN POWER CORPORATION AND SUBSIDIARIES
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                      March 31, 2000 and December 31, 1999


NOTE 1 -      ORGANIZATION AND DESCRIPTION OF BUSINESS

              The consolidated financial statements presented are those of Ocean Power Corporation and its wholly-owned Subsidiaries (the Company).

              The Company has had limited activities since inception and is considered a development stage company because no significant revenues have been realized and planned principal operations have not yet commenced. The Company is planning to engage in the business of developing and marketing water desalination and renewable power generation systems that will be modular and mass produced. The Company plans to pursue regional joint ventures in water and power challenged markets to build, own, operate and transfer modular seawater desalination and power plants.

              PTC Holdings, Inc. (Holdings) (formerly H Power Technologies, Inc.) was incorporated on March 26, 1992 under the laws of the State of Delaware to engage in any lawful act or activity for which corporations may be organized under the General Corporation Laws of Delaware.

              PTC Group, Inc., (Group) (formerly Intryst, Inc.) was incorporated under the laws of the State of Idaho on April 24, 1969.

              On June 22, 1999, Group and Holdings completed an Agreement and Plan of Merger whereby Group issued 25,044,146 shares of its common stock in exchange for all of the outstanding common stock of Holdings. Immediately prior to the Agreement and Plan of Merger, Group had 6,291,450 shares of common stock issued and outstanding. The acquisition was accounted for as a recapitalization of Holdings because the shareholders of Holdings controlled Group after the acquisition. Therefore, Holdings was treated as the acquiring entity for accounting purposes and Group was the surviving entity for legal purposes. There was no adjustment to the carrying value of the assets or liabilities of Holdings. On August 19, 1999, the shareholders of the Company authorized a 1 for 10 reverse stock split. All references to shares of common stock have been retroactively restated.

              On  July  12,  1999,   Group  changed  its  name  to  Ocean  Power
              Corporation (Idaho).

              On July 21, 1999,  Ocean Power  Corporation  (Delaware) was formed
              for  the  purpose  of  changing   the   domicile  of  Ocean  Power
              Corporation (Idaho).

              On July 28, 1999, Delaware and Idaho merged to change the domicile from Idaho to Delaware with Delaware being the surviving entity.

                                     F2-12

                    OCEAN POWER CORPORATION AND SUBSIDIARIES
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                      March 31, 2000 and December 31, 1999


NOTE 1 -      ORGANIZATION AND DESCRIPTION OF BUSINESS (Continued)

              The Subsidiaries:

              Integrated Water and Power Corporation (IWP) (formerly Clean Air Power Technologies Corporation) (formerly Advanced Technologies Manufacturing Corporation) was incorporated on December 11, 1996 under the laws of the State of Delaware to engage in any lawful act or activity for which corporations may be organized under the General Corporation Laws of Delaware. IWP is currently inactive.

              Advanced Power Sources Corporation (APS) (formerly ZE-Power Technologies Corporation) (formerly P.T.C. Corporation) was incorporated on March 26, 1992 under the laws of the State of Delaware to engage in any lawful act or activity for which corporations may be organized under the General Corporation Laws of Delaware. APS is currently inactive.

              Manufacturing Technologies Corporation (MTC) was incorporated on January 7, 1997 under the laws of the State of Delaware to engage in any lawful act or activity for which corporations may be organized under the General Corporation Laws of Delaware. MTC is currently inactive.

NOTE 2 -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

              a.  Accounting Method

              The Company's consolidated financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 year end.

                                     F2-13

                    OCEAN POWER CORPORATION AND SUBSIDIARIES
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                      March 31, 2000 and December 31, 1999


NOTE 2 -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

              b.  Basic Loss Per Share

              The computation of basic loss per share of common stock is based on the weighted average number of shares outstanding during the period of the financial statements. Fully diluted loss per share is not presented because of the antidilutive nature of the stock equivalents.

                                                          For the Three Months Ended
                                                                   March 31,
                                                            2000            1999
                                                        -------------   ------------
                                                         (Unaudited)     (Unaudited)
              Net loss
                (numerator)                             $  (5,719,913)  $   (668,978)

              Weighted average shares outstanding
                (denominator)                              33,163,792      4,936,484
                                                        -------------   ------------

              Basic loss per share                      $       (0.17)  $      (0.14)
                                                        =============   ============

              c.  Provision for Taxes

              At March 31, 2000, the Company has net operating loss carryforwards of approximately $16,900,000 that may be offset against future taxable income through 2020. No tax benefit has been reported in the financial statements, because the Company believes there is a 50% or greater change the carryforwards will expire unused. Accordingly, the potential tax benefits of the loss carryforwards are offset by a valuation allowance of the same amount.

              d.  Cash and Cash Equivalents

              The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

              e.  Principles of Consolidation

              The March 31, 2000 unaudited financial statements are consolidated with Ocean Power Corporation, Integrated Water and Power Corporation, Advanced Power Sources Corporation and Manufacturing Technologies Corporation. All significant intercompany accounts and transactions have been eliminated.

                                     F2-14

                    OCEAN POWER CORPORATION AND SUBSIDIARIES
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                      March 31, 2000 and December 31, 1999


NOTE 2 -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

              f.  Equipment

              Office equipment and software are recorded at cost. Major additions and renewals are capitalized and depreciated over their estimated useful lives of 3 to 7 years using the straight-line method. Leasehold improvements are depreciated over the shorter of their useful lives or the lease term. Depreciation expense for continuing operations for the three months ended March 31, 2000 and 1999 was $14,842 and $4,663, respectively.

              Equipment consists of the following:

                                                                March 31,        December 31,
                                                                  2000              1999
                                                              ------------       -----------
                                                              (Unaudited)
                           Equipment                         $    696,310       $    -
                           Office equipment and furniture          45,105            36,748
                           Computers and software                  47,338            46,834
                           Phone system                            19,667            19,667
                           Leasehold improvements                   9,590            -
                           Accumulated depreciation               (63,126)          (50,694)
                                                             ------------       -----------

                           Net Equipment                     $    754,884       $    52,555
                                                             ============       ===========

              g.  Estimates

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

              h.  Change in Accounting Principle

              In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" which requires companies to record derivatives as assets or liabilities, measured at fair market value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. The adoption of this statement had no material impact on the Company's financial statements.

              i.  Revenue Recognition Policy

              The  Company   currently  has  no  source  of  revenues.   Revenue
              recognition policies will be determined when principal operations begin.

                                     F2-15

                    OCEAN POWER CORPORATION AND SUBSIDIARIES
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                      March 31, 2000 and December 31, 1999


NOTE 2 -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

              j.  Advertising

              The  Company   follows  the  policy  of  charging   the  costs  of
              advertising to expense as incurred.

              k.  Long-lived Assets

              All long-lived assets are evaluated yearly for impairment per SFAS
              121. Any impairment in value is recognized as an expense in the period when the impairment occurs.

              l.  Research and Development

              All amounts expended for research and development are charged to expense as incurred. The Company expensed $59,549 and $-0- as research and development for the three months ending March 31, 2000 and 1999, respectively.

              m.  Unaudited Financial Statements

              The accompanying unaudited consolidated financial statements include all of the adjustments which, in the opinion of management, are necessary for a fair presentation. Such adjustments are of a normal recurring nature.

NOTE 3 -      ADVANCES

              During 1997, 1998, 1999 and 2000, the Company made cash advances of $663,965 to employees. The advances were formalized through the signing of notes receivable bearing interest at 7% per annum with each employee at the end of each year. Per the terms of the notes, interest is added to the balance of the notes at the end of each year.

              Advances to employees for the periods ending:

                  December 31, 1997                         $         123,826
                  December 31, 1998                                   114,805
                  December 31, 1999                                   420,334
                  March 31, 2000                                        5,000
                                                            -----------------

                      Total advances                        $         663,965
                                                            -----------------

NOTE 4 -      EQUIPMENT PROCUREMENT COSTS

              During July and August 1999, the Company made deposits on a vapor compression distillation unit to be used in the development of its water desalination system in the amount of $300,000.

              During September 1999, the Company paid moving, storage and set up costs on the above mentioned equipment of $64,110.

              During March 2000, the Company paid the remaining $200,000 on this equipment and capitalized a total of $564,110.

                                     F2-16

                    OCEAN POWER CORPORATION AND SUBSIDIARIES
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                      March 31, 2000 and December 31, 1999

NOTE 5 -      PREPAID EXPENSES

              The Company's prepaid expense is comprised of the following items:

                                                     March 31,      December 31,
                                                       2000             1999
                                                    -----------        ------
                                                    (Unaudited)
                  Prepaid services                  $   192,500        $    -
                  Prepaid license agreement             250,000             -
                  Prepaid legal                          10,000             -
                                                    -----------        ------

                             Total                  $   452,500        $    -
                                                    ===========        ======

              During March 2000, the Company purchased a motor from STM Corporation (STM) for the development of its desalination equipment for $132,200. As part of this purchase, the Company entered into a thirty year license agreement to obtain certain exclusive rights to STM patented and unpatented technology related to Stirling cycle heat engines. The agreement begins in April 2000, for a minimum payment of $500,000 per year. At March 31, 2000, the Company prepaid $250,000 towards this license agreement.

              The Company also entered into a service agreement for the motor beginning April 2000. The agreement calls for the payment of $192,500 for one year. At March 31, 2000, the Company prepaid the full amount of this agreement.

NOTE 6 -      NOTES PAYABLE - RELATED PARTIES

              Notes payable at March 31, 2000 consist of the following:

              Note payable to a related party bearing interest at 10% per annum, due upon demand, secured by personal
               guarantee of officer.                                                 $     102,199

              Unsecured note payable to a related party bearing  interest at 10%
               per annum, all unpaid interest and principle due
               on demand.                                                                  256,021

              Unsecured note payable to a related party bearing  interest at 10%
               per annum, all unpaid interest and principle due
               upon demand.                                                                556,835

              Unsecured note payable to a related party bearing interest at
               10% per annum, due upon demand.                                             591,709

              Unsecured note payable to a related party bearing interest at
               10% per annum, due upon demand.                                              69,371
                                                                                     -------------

              Balance forward                                                        $   1,576,135
                                                                                     -------------


                                     F2-17

                    OCEAN POWER CORPORATION AND SUBSIDIARIES
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                      March 31, 2000 and December 31, 1999


NOTE 6 -      NOTES PAYABLE - RELATED PARTIES (Continued)

              Balance forward                                                        $   1,576,135

              Unsecured note payable to a related party bearing interest at
               10% per annum, due upon demand.                                             321,857

              Unsecured note payable to a related party bearing interest at
               10% per annum, due upon demand.                                              63,431

              Unsecured note payable to a related party bearing interest at
               10% per annum, due upon demand.                                             142,994

              Unsecured note payable to a related party bearing interest at
               10% per annum, due upon demand.                                              19,200

              Unsecured note payable to a related party bearing interest at
               10% per annum due upon demand.                                               89,283

              Unsecured note payable to a related party bearing interest at
               10% per annum, due upon demand.                                              14,577
                                                                                     -------------

              Total Notes Payable - Related Parties                                  $   2,227,477
                                                                                     =============

              Annual maturities of notes payable - related parties are as follows:

                          Years Ending
                          December 31,

                                2000                                                 $   2,227,477
                                                                                     =============

              Total interest expense to related parties was $61,126 and $83,136 for the three months ended March 31, 2000 and 1999, respectively.

                                     F2-18

                    OCEAN POWER CORPORATION AND SUBSIDIARIES
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                      March 31, 2000 and December 31, 1999


NOTE 7 -      CONVERTIBLE DEBENTURES

              During November 1999, the Company issued three convertible debentures for $100,000 each. Two of the debentures are due August 1, 2004 and the third is due November 1, 2004. The debentures accrue interest at 12% per annum. The holders of the debentures retain the option to convert for a period of five years any portion of the debt into the Company's restricted common stock at a price of $1.50 per share. Any shares issued under the conversion privileges of these debentures carry two purchase warrants allowing the holder to purchase one additional restricted share for each share purchase warrant held at a price of $0.75 per share. The share purchase warrants are valid for five years after the date of purchase. Interest expense associated with these debentures amounted to $7,500 at March 31, 2000.

              During March 2000, 66,667 shares of common stock were issued to convert one of the three debentures and 133,333 shares were issued in conjunction with the warrants.

              During November 1999, the Company issued a convertible debenture for $350,000. The debenture is due August 1, 2004 and accrues interest at 12% per annum. The holder of the debenture retains the option to convert for a period of five years any portion of the debt into the Company's restricted common stock at a price of $1.50 per share. Any shares issued under the conversion privileges of this debenture also carry two purchase warrants allowing the holder to purchase one additional restricted share for each share purchase warrant held at a price of $0.75 per share. The share purchase warrants are valid for five years after the date of purchase. Interest expense associated with this debenture amounted to $8,750 at March 31, 2000.

              The Company recognized additional compensation expense of $650,000 during 1999 to reflect the discount on the warrants.

NOTE 8 -      ACCRUED EXPENSES

              The company's accrued expenses is comprised of the following items:

                                                           March 31,  December 31,
                                                             2000         1999
                                                          ----------  -----------
                                                         (Unaudited)
                  Accrued payroll taxes payable           $    9,291  $    50,411
                  Accrued interest payable - payroll          52,717       52,717
                  Accrued payroll tax penalty                 98,845       98,845
                  Accrued interest payable - notes            29,950      124,609
                                                          ----------  -----------

                                Total                     $  190,803  $   326,582
                                                          ==========  ===========

              During 1997, 1998, 1999 and 2000, the Company made cash advances of $663,965 to employees. Due to the advances resembling payroll activities, the Company has accrued payroll taxes for the employer's portion at 7.65%, interest at 8% and penalties at 15% for each year. During the three months ended March 31, 2000, the Company repaid $537,519 of the accrued payroll amounts for 1997, 1998 and 1999 through payroll in 2000, resulting in a reduction in accrued payroll taxes of $41,120.

                                     F2-19

                    OCEAN POWER CORPORATION AND SUBSIDIARIES
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                      March 31, 2000 and December 31, 1999


NOTE 9 -      GOING CONCERN

              The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has had limited activities since inception and is considered a development stage company because it has no significant revenues, planned principal operations have not yet commenced and the Company has incurred losses from its inception through March 31, 2000. The Company does not have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern.

              In order to continue as a going concern, develop a reliable source of revenues, and achieve a profitable level of operations, the Company will need, among other things, additional capital resources. Management's plans to continue as a going concern include raising additional capital through the sale of common stock, the proceeds of which will be used to develop the Company's products, pay operating expenses and pursue acquisitions and strategic alliances. The Company expects that it will need $4,000,000 to $10,000,000 of additional funds for operations and expansion in 2000 and 2001. However, management cannot provide any assurances that the Company will be successful in accomplishing any of its plans.

              The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish the plan described in the preceding paragraph and eventually attain profitable operations. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 10 -     COMMITMENTS AND CONTINGENCIES

              a.  Employment Agreements

              During June 1998, the Company entered into a five year employment agreement with its President. The agreement calls for a base salary of $182,000 per year allowing for increases each year based on the Consumer Price Index, merit increases and increases in salary or bonus as deemed appropriate to reflect the value of services provided. The agreement also calls for the extension of certain executive benefits.

              During June 1998, the Company entered into a five year employment agreement with its Secretary/Treasurer. The agreement calls for a base salary of $130,000 per year allowing for increases each year based on the Consumer Price Index, merit increases and increases in salary or bonus as deemed appropriate to reflect the value of services provided. The agreement also calls for the extension of certain executive benefits.

              During June 1998, the Company entered into a four year employment agreement with an employee. The agreement calls for a base salary of $55,000 per year allowing for increases each year based on the Consumer Price Index, merit increases and increases in salary or bonus as deemed appropriate to reflect the value of services provided. The agreement also calls for the extension of certain executive benefits.

                                     F2-20

                    OCEAN POWER CORPORATION AND SUBSIDIARIES
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                      March 31, 2000 and December 31, 1999


NOTE 10 -     COMMITMENTS AND CONTINGENCIES (Continued)

              a. Employment Agreements (Continued)

              During June 1998, the Company entered into a five year employment agreement with its Vice President. The agreement calls for a base salary of $182,000 per year allowing for increases each year based on the Consumer Price Index, merit increases and increases in salary or bonus as deemed appropriate to reflect the value of services provided. The agreement also calls for the extension of certain executive benefits.

              b. Consulting Agreements

              During July 1997, the Company entered into a consulting agreement with Richard Morris Associates for services in connection with the development of the Company's desalination project on an as needed basis. The agreement is for one year and calls for the payment of $1,000 per month plus expenses. During June 1998, the Company extended this agreement through December 1998. During January 1999, the Company extended this agreement through December 1999. During January 2000, the Company extended this agreement through December 2000.

              During June 1999, the Company entered into a consulting agreement with D. Weckstein & Co., Inc. (Weckstein) as financial consultants and investment bankers for a period of two years. The agreement calls for the Company to issue options to purchase 30,000 shares of the Company's common stock at a price of $5.00 per share for a period of three years from the date of the agreement. The agreement also calls for cash payments in connection with certain financial transactions consummated as a result of introduction by Weckstein such as mergers, acquisitions, joint ventures, debt or lease placements and similar or other, on-balance or off-balance sheet corporate finance transactions as follows:

              a. 7% of the first  $1,000,000 of the  consideration  paid in such transaction;
              b. 6% of the  consideration  in  excess  of  $1,000,000  and up to
                 $3,000,000;
              c. 5% of the  consideration  in  excess  of  $3,000,000  and up to
                 $5,000,000;
              d. 4% of the  consideration  in  excess  of  $5,000,000  and up to
                 $7,000,000;
              e. 3% of the  consideration  in  excess  of  $7,000,000  and up to
                 $9,000,000; and
              f. 2% of the consideration in excess of $9,000,000.

              During December 1999, the agreement was amended whereby Weckstein will receive options to purchase up to 125,000 shares of common stock at a price of $1.00 per share until December 31, 2003. During 1999, the Company paid $10,000 in commissions to Weckstein. No options were exercised as of December 31, 1999 (see Note 11).

              During March 1999, the Company entered into a consulting agreement with Richard Brown for services in connection with obtaining equity financing for the Company. The agreement calls for the payment of a 10% commission for any and all funds delivered to the Company during 1999. No funds were delivered to the Company and no commission payments were made during 1999.

                                     F2-21

                    OCEAN POWER CORPORATION AND SUBSIDIARIES
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                      March 31, 2000 and December 31, 1999


NOTE 10 -     COMMITMENTS AND CONTINGENCIES (Continued)

              During July 1999, the Company entered into a six month business consulting agreement with Xcel Associates, Inc. to perform business management and marketing services, which may be renewed for a provisional three month period upon mutual agreement of the parties. The agreement calls for the Company to issue 500,000 shares of the Company's common stock as follows: 1) 150,000 shares within one week of signing the agreement; 2) 150,000 shares within 30 days based on mutually agreed upon performance; and 3) 200,000 within the following 60 days based on mutually agreed upon performance as well as the right to purchase up to 100,000 shares of common stock at $5.00 per share and the payment of expenses incurred.

              During November 1999, the Company entered into a 30 day consulting agreement with Intercontinental Capital Corp. to assist the Company obtain financing. The agreement calls for the Company to pay $42,000 for services, $6,000 for expenses and issue 60,000 shares of the Company's common stock. The Company paid all fees and expenses and issued 60,000 shares of common stock in conjunction with this agreement and allowed the agreement to expire.

              During January 2000, the Company entered into a three year consulting agreement with Clement J. Wohlreich to provide financial, marketing and management services. The agreement calls for the Company to issue 100,000 units at $3.00 per unit, consisting of one share of the Company's common stock and one warrant. The warrants will have a life of three years and a purchase price of $1.50 per warrant.

              During January 2000, the Company entered into a three year consulting agreement with EBM, Inc. to disseminate investor information on the Company to the market place and develop buyers who purchase the Company's stock. The agreement calls for the Company to pay $4,000 per month until the Company secures a total of $5,000,000 in financing, then the Company will pay $6,000 per month for 12 months and grant 100,000 options to purchase the Company's common stock. The options will have a four year life and will be priced at $1.50 per share.

              During January 2000, the Company entered into a consulting agreement with Donner Corp. International to provide initial marketing and promotion services. The agreement calls for the Company to pay a retainer of $2,500, $100,000 for services in connection with assisting the Company to implement its business objectives and issue 10,000 warrants to purchase the Company's common stock at a strike price equal to 80% of the lowest five-day average stock closing price from January 2-31, 2000. The warrants are exercisable for three years beginning February 1, 2000.

              During February 2000, the Company signed an amendment to its agreement for consulting services with Weckstein dated December 7, 1999. The amendment cancels the 125,000 options previously issued and calls for the Company to issue 100,000 options to purchase the Company's common stock exercisable at $6.00 per share until February 18, 2000.

                                     F2-22

                    OCEAN POWER CORPORATION AND SUBSIDIARIES
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                      March 31, 2000 and December 31, 1999


NOTE 10 -     COMMITMENTS AND CONTINGENCIES (Continued)

              c. Office Lease

              The Company leases its office space under a non-cancellable operating lease which expires on April 30, 2002. The monthly rent amount is $17,000 with yearly increases of approximately 2% per year. Rent expense for the three months ended March 31, 2000 and 1999 was $48,294 and $55,141, respectively.

NOTE 11 -     DILUTIVE INSTRUMENTS

              a. Stock Options

              The Company applied Accounting Principles Board ("APB") Option 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for all stock option plans. Under APB Option 25, compensation cost is recognized for stock options granted to employees when the option price is less than the market price of the underlying common stock on the date of grant.

              FASB Statement 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), requires the Company to provide proforma information regarding net income and net income per share as if compensation costs for the Company's stock option plans and other stock awards had been determined in accordance with the fair value based method prescribed in SFAS No. 123. The Company estimates the fair value of each stock award at the grant date by using the Black-Scholes option pricing model with the following weighted average assumptions used for grants, respectively; dividend yield of zero percent for all years; expected volatility of 32 percent for all years; risk-free interest rates of 10.0 percent and expected lives of 4.5 years.

              Under the accounting provisions of SFAS No. 123, the Company's net loss would have been increased by the pro forma amounts indicated below:

                                                 For the Three Months Ended
                                                         March 31,
                                                    2000             1999
                                               -------------     -----------
               Net loss:
                      As reported              $  (5,719,913)    $  (668,978)
                                               -------------     -----------
                      Pro Forma                   (5,719,913)       (668,978)

               Net loss per share:
                      As reported              $       (0.17)    $     (0.14)
                      Pro Forma                        (0.17)          (0.14)

              During the initial phase-in period of SFAS No. 123, the effect of pro forma results are not likely to be representative of the effects on pro forma results in future years since options vest over several years and additional options could be granted each year.

                                     F2-23

                    OCEAN POWER CORPORATION AND SUBSIDIARIES
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                      March 31, 2000 and December 31, 1999


NOTE 11 -      DILUTIVE INSTRUMENTS (Continued)

               A summary of the Company's outstanding stock options as of March 31, 2000 is presented below:

                          Date of        Exercise      Exercise        Trading         Amount       Expiration
   Description            Grant           Number       Price            Price         Exercised       Date
--------------------  --------------  -------------  -------------   -------------  -------------  -------------

        D. Weckstein         6-23-99        300,000  $        5.00   $        5.20         -            Canceled
     Xcel Associates         7-12-99        100,000  $        5.00   $        7.80         20,000        7-12-00
     Xcel Associates          9-9-99        100,000  $        1.00   $        2.90        100,000         3-9-00
        D. Weckstein         12-7-99        125,000  $        1.00   $        1.16         -            Canceled
        D. Weckstein         2-18-00        100,000  $        6.00   $        6.25         -             2-18-03
           EBM, Inc.         2-22-00        100,000  $        1.50   $        6.25         -             2-22-04
                                      -------------                                 -------------
                      Total                 825,000                                       120,000
                                      =============                                 =============

              On June 23, 1999, the Company issued options to Weckstein in conjunction with a consulting agreement to purchase 300,000 shares of the Company's common stock at a price of $5.00 per share. The Company recognized additional compensation expense of $6,000 as part of the recapitalization due to the options being granted below market, or $5.20 on the date of issuance.

              On July 12, 1999, the Company issued options to Xcel Associates, Inc. in conjunction with a consulting agreement to purchase 100,000 shares of the Company's common stock at a price of $5.00 per share. The company recognized additional compensation expense of $28,000 as part of the recapitalization due to the options being granted below market, or $7.80 on the date of issuance.

              On July 15, 1999, Xcel exercised 10,000 of the options granted July 12, 1999 for cash of $50,000, or $5.00 per share.

              On July 26, 1999, Xcel exercised 10,000 of the options granted July 12, 1999 for cash of $50,000, or $5.00 per share.

              On September 9, 1999, the Board of Directors authorized the issuance of options to Xcel Associates, Inc. for the purchase of 100,000 shares of the Company's common stock at a price of $1.00 per share. The Company recognized additional compensation expense of $190,000 due to the options being granted below market, or $2.90 on the date of issuance.

              On December 7, 1999, the Company amended its consulting agreement with Weckstein dated June 23, 1999 resulting in a cancellation of the 300,000 options and issuance of 125,000 new options with a exercise price of $1.00 per share. The Company recognized additional compensation expense of $20,000 due to the options being granted below market, or $1.16 on the date of issuance.

              On February 18, 2000, the Company amended its consulting agreement with Weckstein dated December 7, 1999 resulting in a cancellation of the 125,000 options and issuance of 100,000 new options with an exercise price of $6.00 per share. The Company recognized additional compensation expense of $25,000 due to the options being granted below market, or $6.25 on the date of issuance.

                                     F2-24

                    OCEAN POWER CORPORATION AND SUBSIDIARIES
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                      March 31, 2000 and December 31, 1999


NOTE 11 -     DILUTIVE INSTRUMENTS (Continued)

              a. Stock Options (Continued)

              On February 22, 2000, the Company issued options to EBM, Inc. in conjunction with a consulting agreement for the purchase of 100,000 shares of the Company's common stock at a price of $1.50 per share. The Company recognized additional compensation expense of $475,000 due to the options being granted below market, or $6.25 on the date of issuance.

              b. Warrants

              A summary of the Company's outstanding warrants as of March 31, 2000 is presented below:

                           Warrant       Exercise      Exercise        Trading         Amount       Expiration
   Description             Date           Number       Price            Price         Exercised       Date
--------------------  --------------  -------------  -------------   -------------  -------------  -------------

Freedom Funding              3-30-99         70,000  $        1.50   $        1.50         70,000        3-30-04
Freedom Funding,
  Paradon Limited,
  Enterprise Capital          5-7-99        720,738  $        1.50   $        1.50        720,738         5-7-04
Regis Investment            11-16-99        133,333  $        0.75   $        1.50        133,333       11-16-04
Venture Investment          11-16-99        133,333  $        0.75   $        1.50         -            11-16-04
Freedom Funding             11-16-99        133,333  $        0.75   $        1.50         -            11-16-04
Freedom Funding             11-16-99        466,667  $        0.75   $        1.50         -            11-16-04
Clement J. Wohlreich          1-1-00        100,000  $        1.50   $        1.38         -              1-1-03
Donner Corp, Int'l           1-20-00         100,000 $        2.17   $        2.71         -              2-1-03
Private Placement         1-25-00 to                                                                  1-25-00 to
  Investors                  3-27-00      1,817,968  $        1.81   $        3.62         62,792        3-27-03
                                      -------------                                 -------------
                                          3,675,372                                       986,863
                                      =============                                 =============

              During March 1999, the Company issued warrants allowing the holder to purchase one restricted share of the Company's common stock for each share purchase warrant held in conjunction with convertible debentures issued in November 1998. The total warrants granted amounted to 70,000 shares at an exercise price of $1.50 per share for five years. The Company did not recognize any additional compensation expense due to the grant price equaling the market price on the date of issuance.

              During May 1999, the Company issued warrants allowing the holder to purchase one restricted share of the Company's common stock for each share purchase warrant held in conjunction with convertible debentures issued in November 1998. The total warrants granted amounted to 720,738 shares at an exercise price of $1.50 per share for five years. The Company did not recognize any additional compensation expense due to the grant price equaling the market price on the date of issuance.

              During November 1999, the Company issued warrants allowing the holder to purchase one additional restricted share of the Company's common stock for each share purchase warrant held in conjunction with four convertible debentures. The total warrants granted amounted to 866,666 shares at an exercise price of $1.50 per share for five years. The Company recognized additional compensation expense of $650,000 due to the warrants being granted below market, or $1.50 on the date of issuance.

                                     F2-25

                             OCEAN POWER CORPORATION
                    (Formerly PTC Group, Inc. and Subsidiary)
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                      March 31, 2000 and December 31, 1999


NOTE 11 -     DILUTIVE INSTRUMENTS (Continued)

              During January 2000, the Company issued warrants allowing the holder to purchase 100,000 shares of the Company's common stock in conjunction with a consulting agreement. The warrants are exercisable at a price of $1.50 per share for three years. The Company did not recognize any additional compensation due to the grant price being below the market price on the date of issuance.

              During January 2000, the Company issued warrants allowing the holder to purchase 100,000 shares of the Company's common stock in conjunction with a consulting agreement. The warrants are exercisable at a price of $2.17 per share for three years. The Company recognized additional compensation expense of $54,000 due to the warrants being granted below market, or $2.71 on the date of issuance.

              January 25, - March 27, 2000, the Company issued warrants allowing the holder to purchase one share of the Company's common stock for each share purchase warrant held in conjunction with a private placement memorandum. The total warrants granted amounted to 1,817,968 shares at a weighted average exercise price of $2.26 per share for three years. The Company recognized additional compensation expense of $4,109,288 due to the warrants being issued below the weighted average market price of $3.62 between January 25, 2000 and March 27, 2000.

NOTE 12 -     STOCK ISSUANCES

              From January 25 to March 27, 2000, the Company issued 1,817,968 shares of its common stock valued at a weighted average price of $3.62 per share pursuant to a private placement memorandum for $6,574,861 of cash.

              On March 27, 2000, the Company issued 46,486 shares of its common stock in three issuances at a weighted average price of $4.95 per share for debt of $231,812.

              On March 16, 2000, the Company issued 133,333 shares of its common stock for warrants held at $0.75 per share, or $100,000 of cash.

              On March 16, 2000, the Company issued 66,667 shares of its common stock for a convertible debenture at $1.50 per share, or $100,000.

              On March 9, 2000, the Company issued 62,792 shares of its common stock for warrants held at $1.99, or $125,019 of cash.

              On January 26, 2000, the Company issued 47,619 shares of its common stock valued at $2.10 per share pursuant to a private placement memorandum for $100,000 of cash.

              On January 5, 2000, the Company issued 60,000 shares of its common stock valued at $4.34 per share for $260,400 of services.

              On January 4, 2000, the Company issued 147,580 shares of its common stock valued at $2.75 per share for $100,000 of debt and $305,845 of services.

                                     F2-26

                             OCEAN POWER CORPORATION
                    (Formerly PTC Group, Inc. and Subsidiary)
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                      March 31, 2000 and December 31, 1999


NOTE 12 -     STOCK ISSUANCES (Continued)

              On December 31, 1999, the Company issued 592,744 shares of its common stock to shareholders for the conversion of $889,117 of debt. The shares were valued at $1.50 per share which was the conversion price on a convertible debenture issued on November 16, 1999. The debt was for funds advanced to the Company to pay general operating expenses paid by shareholders.

              On December 23, 1999, the Company issued 120,773 shares of common stock valued at $0.83 per share for $100,000 of cash. The share issuance was a part of a $600,000 private placement. (Note 13)

              On December 20, 1999, the Company issued 193,939 shares of common stock valued at $0.83 per share for $160,000 of cash. The share issuance was a part of a $600,000 private placement. (Note 13)

              On December 15, 1999, the Company issued 33,333 shares of common stock valued at $0.90 per share for $30,000 of cash. The share issuance was a part of a $600,000 private placement. (Note 13)

              On December 13, 1999, the Company issued 160,131 shares of common stock valued at $0.84 per share for $135,000 of cash. The share issuance was a part of a $600,000 private placement. (Note 13)

              On December 10, 1999, the Company issued 175,070 shares of common stock valued at $0.71 per share for $125,000 of cash. The share issuance was a part of a $600,000 private placement. (Note 13)

              On December 10, 1999, the Company issued 71,839 shares of common stock valued at $0.70 per share for $50,000 of cash. The share issuance was a part of a $600,000 private placement. (Note 13)

              On November 29, 1999, the Company issued 400,000 shares of common stock valued at the trading price of $1.34 per share for finders fees relating to the reverse merger acquisition and cash raised by shareholders of the Company. The total valuation of $537,000 has been presented as an offset to additional paid-in capital as stock offering costs.

              On October 1, 1999, the Company canceled 502,500 shares of common stock which had been issued prior to the reverse merger. Accordingly, the Company canceled the shares at a zero valuation because the expense recorded as part of the retained deficit of Group was eliminated as part of the reverse merger.

              On September 9, 1999, the Company issued 100,000 shares of common stock valued at $1.00 per share for cash pursuant to Rule 144.

              On September 2, 1999, the Company issued 20,000 shares of common stock valued at $2.90 per share for consulting services rendered. The shares were issued at the trading price on the date of issue.

                                     F2-27

                             OCEAN POWER CORPORATION
                    (Formerly PTC Group, Inc. and Subsidiary)
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                      March 31, 2000 and December 31, 1999


NOTE 12 -     STOCK ISSUANCES (Continued)


              On August 12, 1999, the Company issued 100,000 shares of its common stock valued at $2.50 per share for interest of $250,000.

              On July, 26, 1999, the Company issued 10,000 shares of its common stock valued at $5.00 per share for cash of $50,000.

              On July, 15, 1999, the Company issued 10,000 shares of its common stock valued at $5.00 per share for cash of $50,000.

              On July, 15, 1999, the Company issued 15,000 shares of its common stock valued at $7.80 per share for services of $117,000.

              On June 22, 1999, the Company completed a recapitalization between Group (acquired entity) and Holdings, (acquiring entity). The presentation of the recapitalization is as follows: The equity of the acquiring entity (Holdings) is presented as the equity of the combined enterprise; however, the capital stock account of the acquiring entity (Holdings) is adjusted to reflect the par value of the outstanding stock of the legal acquirer (Group) after giving effect to the number of shares issued in the reverse merger. Accordingly, at the date of the reverse merger, the Company had 6,291,450 shares of common stock outstanding; and 25,044,146 shares as detailed below have been retroactively restated for the equivalent number of shares received in the merger by Holdings.

              On June 17, 1999, the Company issued 6,960 shares of its common stock valued at $0.003 per share for cash of $20.

              On May 19, 1999, the Company issued 372,360 shares of its common stock valued at $0.003 per share for cash of $1,070.

              On May 13, 1999, the Company issued 139,200 shares of its common stock valued at $0.003 per share for cash of $400.

              On May 7, 1999, the Company issued 2,610,000 shares of its common stock valued at $0.003 per share for conversion of debt of $7,500.

              On May 7, 1999, the Company issued 348 shares of its common stock valued at $0.003 per share for cash of $1.

              On May 5, 1999, the Company issued 32,016 shares of its common stock valued at $0.003 per share for cash of $92.

              On May 3, 1999, the Company issued 25,717 shares of its common stock valued at $0.003 per share for conversion of debt of $74.

              On April 30, 1999, the Company issued 22,968 shares of its common stock valued at $0.003 per share for conversion of debt of $66.

                                     F2-28

                             OCEAN POWER CORPORATION
                    (Formerly PTC Group, Inc. and Subsidiary)
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                      March 31, 2000 and December 31, 1999


NOTE 12 -     STOCK ISSUANCES (Continued)

              On April 30, 1999, the Company issued 2,888 shares of its common stock valued at $0.003 per share for cash of $8.

              On April 28, 1999, the Company issued 12,180 shares of its common stock valued at $0.003 per share for cash of $35.

              On April 27, 1999, the Company issued 95,700 shares of its common stock valued at $0.003 per share for conversion of debt of $275.

              On April 27, 1999, the Company issued 5,951 shares of its common stock valued at $0.003 per share for cash of $17.

              On April 22, 1999, the Company issued 129,734 shares of its common stock valued at $0.003 per share for cash of $373.

              On March 22, 1999, the Company issued 19,011,220 shares of its common stock valued at $0.005 per share for conversion of debt of $104,530.

              On March 22, 1999, the Company issued 286,682 shares of its common stock valued at $0.003 per share for cash of $824.

              On March 5, 1999, the Company issued 334,080 shares of its common stock valued at $0.003 per share for cash of $960.

              On July 29, 1998, the Company issued 34,800 shares of its common stock valued at $0.003 per share for cash of $100.

              On June 16, 1998, the Company issued 1,061,400 shares of its common stock valued at $0.079 per share for conversion of debt of $83,881.

              On June 16, 1998, the Company issued 42,456 shares of its common stock valued at $0.003 per share for cash of $121.

              On June 16, 1998, the Company issued 119,086 shares of its common stock valued at $0.003 per share for cash of $342.

              On May 14, 1998, the Company issued 14,755 shares of common stock valued at $0.003 per share for cash of $41.

              On April 8, 1998, the Company issued 130,500 shares of common stock valued at $0.003 per share for cash of $375.

              On March 18, 1998, the Company issued 2,575 shares of common stock valued at $0.003 per share for cash of $7.

              On March 12, 1998, the Company issued 33,199 shares of common stock valued at $0.003 per share for cash of $95.

                                     F2-29

                             OCEAN POWER CORPORATION
                    (Formerly PTC Group, Inc. and Subsidiary)
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                      March 31, 2000 and December 31, 1999


NOTE 12 -     STOCK ISSUANCES (Continued)

              On March 6, 1998, the Company issued 121,904 shares of common stock valued at $0.003 per share for cash of $350.

              On February 24, 1998, the Company issued 395,467 shares of its common stock valued at $0.003 per share for cash of $1,138.

NOTE 13 -     REGULATION 504D STOCK OFFERING

              During December 1999, the Company issued 755,085 shares of common stock pursuant to a Regulation 504D stock offering for cash of $600,000. The shares were issued at 60% of the closing bid price one day prior to issuance.

NOTE 14 -     PRIVATE PLACEMENT MEMORANDUMS

              On January 7, 2000, the Company authorized a private placement of $100,000 of its common stock. The price of the shares is calculated at 60% of the closing bid price on the day prior to issuance. The Company issued 47,619 shares pursuant to this private placement for $100,000, or $2.10 per share.

              On January 24, 2000, the Company authorized a private placement of $5,000,000 of its common stock. The price of the shares is calculated at 80% of the market value based on the 5-day average price prior to closing and have one (1) warrant per share attached to purchase at a price of 50% of the 5-day average price of the original issuance with a life of three years.

              On January 31, 2000, the Company extended this offering to $6,000,000, expiring March 31, 2000.

              On March 26, 2000, the Company removed the time and amount to be raised limits on the offering.

NOTE 15 -     SUBSEQUENT EVENTS

              a. Private Placements

              From April 1 to June 22, 2000, the Company issued 82,824 shares pursuant to the private placement for $250,000, or an average price of $3.02 per share. The Company issued 82,824 warrants associated with these issuances which resulted in additional compensation expense of approximately $156,250, or $1.89 average price per share.

              b. License Agreement

              During April 2000, the Company entered into a license agreement with STM to obtain certain exclusive rights to STM patented and unpatented technology related to Stirling cycle heat engines. The agreement is for thirty years and calls for payments of $500,000 per year.

                                     F2-30

                             OCEAN POWER CORPORATION
                    (Formerly PTC Group, Inc. and Subsidiary)
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                      March 31, 2000 and December 31, 1999


NOTE 15 -     SUBSEQUENT EVENTS (Continued)

              c. Service Agreement

              During April 2000, the Company entered into a one-year service agreement with STM for a motor purchased for the development of its desalination equipment for $192,500.

              d. Consulting Agreements

              During April 2000, the Company signed an amendment to its agreement for consulting services with Weckstein dated February 18, 2000. The amendment cancels the 100,000 options previously issued and calls for the Company to issue 110,000 options to purchase the Company's common stock exercisable at $3.00 per share until February 18, 2003.

                                     F2-31


                    OCEAN POWER CORPORATION AND SUBSIDIARIES
                          (A Development Stage Company)

                        CONSOLIDATED FINANCIAL STATEMENTS

                       June 30, 2000 and December 31, 1999

                    OCEAN POWER CORPORATION AND SUBSIDIARIES
                          (A Development Stage Company)
                           Consolidated Balance Sheet

                                     ASSETS

                                                       June 30,     December 31,
                                                        2000          1999
                                                      ----------    ------------
                                                      (Unaudited)

CURRENT ASSETS

   Cash                                                2,387,997      $  368,276
   Advances to employees (Note 3)                        297,095         658,965
   Prepaid expenses (Note 5)                             535,417            --
                                                      ----------      ----------

     Total Current Assets                              3,220,509       1,027,241
                                                      ----------      ----------

EQUIPMENT (Note 2)                                       738,310          52,555
                                                      ----------      ----------

OTHER ASSETS

   Equipment procurement costs (Note 4)                     --           364,110
   Deposits                                               20,402          20,402
                                                      ----------      ----------

     Total Other Assets                                   20,402         384,512
                                                      ----------      ----------

     TOTAL ASSETS                                     $3,979,221      $1,464,308
                                                      ==========      ==========

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                      F3-1



                    OCEAN POWER CORPORATION AND SUBSIDIARIES
                          (A Development Stage Company)
                     Consolidated Balance Sheet (Continued)


                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

                                                                   June 30,       December 31,
                                                                     2000            1999
                                                                 ------------    ------------
                                                                 (Unaudited)
CURRENT LIABILITIES

   Accounts payable                                              $    780,775    $  1,453,908
   Accrued expenses (Note 8)                                          194,562         326,582
   Notes payable - related parties (Note 6)                         1,456,190       4,040,051
   Convertible debentures payable (Note 7)                            550,000         650,000
                                                                 ------------    ------------

     Total Current Liabilities                                      2,981,527       6,470,541
                                                                 ------------    ------------

STOCKHOLDERS' EQUITY (DEFICIT)

   Preferred stock: 20,000,000 shares authorized of
    $0.001 par value; no shares outstanding                              --              --
   Common stock: 500,000,000 shares authorized of
    $0.01 par value; 35,301,194 and 32,835,925 shares
    issued and outstanding, respectively                              353,012         328,359
   Additional paid-in capital                                      20,093,142       5,782,025
   Deficit accumulated during the development stage               (19,448,460)    (11,116,617)
                                                                 ------------    ------------

     Total Stockholders' Equity (Deficit)                             997,694      (5,006,233)
                                                                 ------------    ------------

     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY
      (DEFICIT)                                                  $  3,979,221    $  1,464,308
                                                                 ============    ============

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                      F3-2


                    OCEAN POWER CORPORATION AND SUBSIDIARIES
                          (A Development Stage Company)
                      Consolidated Statements of Operations
                                   (Unaudited)


                                                                                                                        From
                                                                                                                    Inception on
                                                          For the                         For the                     March 26,
                                                     Six Months Ended                Three Months Ended             1992 Through
                                                          June 30,                        June 30,                    June 30,
                                             ------------------------------------------------------------------------------------
                                                 2000                1999              2000              1999            2000
                                             ----------------  ---------------   ---------------  ----------------  ---------------

REVENUES                                     $     --          $      --          $       --           $     --       $     --

EXPENSES

   General and administrative                   8,186,037           741,203           2,416,369            163,513       16,946,296
   Research and development                       140,850            -                   81,301              --           1,390,850
   Depreciation and amortization                   59,860             5,944              45,018              1,281         110,554
                                             ------------       ------------       ------------       ------------    ------------

     Total Expenses                             8,386,747           747,147           2,542,688            164,794       18,447,700
                                             ------------      ------------       -------------      -------------  --------------

     LOSS FROM OPERATIONS                      (8,386,747)         (747,147)         (2,542,688)          (164,794)     (18,447,700)
                                             ------------      ------------       -------------      -------------  --------------

OTHER INCOME (EXPENSE)

   Interest income                                 79,578             --                 43,405              --              79,578
   Gain on settlement of debt                     165,349             --                 --                  --             165,349
   Loss on sale of assets                          --                 --                 --                  --            (387,649)
   Interest expense                              (128,023)         (162,454)            (50,647)           (75,829)        (858,038)
                                             ------------      ------------       -------------      -------------  --------------

     Total Other Income (Expense)                 116,904          (162,454)             (7,242)           (75,829)     (1,000,760)
                                             ------------      ------------       -------------      -------------  --------------

NET LOSS                                     $ (8,269,843)     $   (909,601)      $  (2,549,930)       $  (240,623)   $ (19,448,460)
                                             ============      ============       =============      =============  ==============

BASIC LOSS PER SHARE                         $      (0.24)     $      (0.17)      $       (0.07)       $     (0.04)         --
                                             ============      ============       =============      =============   ===============

WEIGHTED AVERAGE SHARES
 OUTSTANDING                                   34,725,423         5,373,608          35,240,478          5,805,928          --
                                             ============      ============       =============      =============   ===============

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                      F3-3



                    OCEAN POWER CORPORATION AND SUBSIDIARIES
                          (A Development Stage Company)
            Consolidated Statements of Stockholders' Equity (Deficit)

                                                                                               Deficit
                                                                                             Accumulated
                                                                              Additional      During the
                                                               Common Stock     Paid-In      Development
                                                    Shares        Amount        Capital        Stage
                                                 -----------   -----------   -----------    -----------

Inception, March 26, 1992                               --     $      --     $      --      $      --

Net loss from inception on
 March 20, 1992 through
 December 31, 1997                                      --            --            --       (2,306,366)
                                                 -----------   -----------   -----------    -----------

Balance, December 31, 1997                              --            --            --       (2,306,366)

February 24, 1998, common
 stock issued for cash at $0.003
 per share                                           395,467         3,955        (2,817)          --

March 6, 1998, common stock
 issued for cash at $0.003 per share                 121,904         1,219          (869)          --

March 12, 1998, common stock
 issued for cash at $0.003 per share                  33,199           332          (237)          --

March 18, 1998, common stock
 issued for cash at $0.003 per share                   2,575            26           (19)          --

April 2, 1998, common stock
 issued for cash at $0.003 per share                 130,500         1,305          (930)          --

May 14, 1998, common stock
 issued for cash at $0.003 per share                  14,755           147          (106)          --

June 16, 1998, common stock
 issued for cash at $0.003 per share                 119,086         1,191          (849)          --

June 16, 1998, common stock
 issued for cash at $0.003 per share                  42,456           424          (303)          --

June 16, 1998, common stock
 issued for debt at $0.079 per share               1,061,400        10,614        73,267           --

July 29, 1998, common stock
 issued for cash at $0.003 per share                  34,800           348          (248)          --

Net loss for the year ended
 December 31, 1998                                      --            --            --       (2,917,964)
                                                 -----------   -----------   -----------    -----------

Balance, December 31, 1998                         1,956,142   $    19,561   $    66,889    $(5,224,330)
                                                 -----------   -----------   -----------    -----------

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                      F3-4



                    OCEAN POWER CORPORATION AND SUBSIDIARIES
                          (A Development Stage Company)
      Consolidated Statements of Stockholders' Equity (Deficit) (Continued)

                                                                                           Deficit
                                                                                         Accumulated
                                                                           Additional     During the
                                                           Common Stock     Paid-In      Development
                                                Shares        Amount        Capital        Stage
                                             -----------   -----------   -----------    -----------


Balance, December 31, 1998                    1,956,142   $    19,561   $    66,889    $ (5,224,330)

March 5, 1999, common stock
 issued for cash at $0.003 per
 share                                          334,080         3,341        (2,381)          --

March 22, 1999, common stock
 issued for cash at $0.003 per
 share                                          286,682         2,867        (2,043)          --

March 22, 1999, common stock
 issued for debt at $0.005 per
 share                                       19,011,220       190,112       (85,582)          --

April 22, 1999, common stock
 issued for cash at $0.003 per
 share                                          129,734         1,297          (924)          --

April 27, 1999, common stock
 issued for cash at $0.003 per
 share                                            5,951            59           (43)          --

April 27, 1999, common stock
 issued for debt at $0.003 per
 share                                           95,700           957          (682)          --

April 28, 1999, common stock
 issued for cash at $0.003 per
 share                                           12,180           122           (87)          --

April 30, 1999, common stock
 issued for cash at $0.003 per
 share                                            2,888            29           (21)          --

April 30, 1999, common stock
 issued for debt at $0.003 per
 share                                           22,968           230          (164)          --

May 3, 1999, common stock
 issued for debt at $0.003 per
 share                                           25,717           257          (183)          --

May 5, 1999, common stock
 issued for cash at $0.003 per
 share                                           32,016           320          (228)          --
                                            -----------   -----------    -----------    -----------

Balance Forward                              21,915,278   $   219,152    $  (25,449)    $(5,224,330)
                                            -----------   -----------    -----------    -----------

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                      F3-5



                    OCEAN POWER CORPORATION AND SUBSIDIARIES
                          (A Development Stage Company)
      Consolidated Statements of Stockholders' Equity (Deficit) (Continued)

                                     Deficit
                                                                                           Deficit
                                                                                         Accumulated
                                                                           Additional     During the
                                                           Common Stock     Paid-In      Development
                                                Shares        Amount        Capital        Stage
                                             -----------   -----------   -----------    -----------

Balance Forward                                21,915,278   $   219,152    $  (25,449)   $(5,224,330)

May 7, 1999, common stock
 issued for cash at $0.003 per
 share                                                348             3            (2)          --

May 7, 1999, common stock
 issued for debt at $0.003 per
 share                                          2,610,000        26,100       (18,600)          --

May 13, 1999, common stock
 issued for cash at $0.003 per
 share                                            139,200         1,392          (992)          --

May 19, 1999, common stock
 issued for cash at $0.003 per
 share                                            372,360         3,724        (2,654)          --

June 17, 1999, common stock
 issued for cash at $0.003 per
 share                                              6,960            70           (50)          --

Recapitalization (Note 1)                       6,291,450        62,915     2,698,858           --

June 23, 1999, options issued
 below market value                                  --            --           6,000           --

July 12, 1999, options issued
 below market value                                  --            --         280,000           --

July 15, 1999, common stock
 issued for cash at $5.00 per
 share                                             10,000           100        49,900           --

July 15, 1999, common stock
 issued for services at $7.80
 per share                                         15,000           150       116,850           --

July 26, 1999, common stock
 issued for cash at $5.00 per
 share                                             10,000           100        49,900           --

August 12, 1999, common stock
 issued for interest at $2.50 per
 share                                            100,000         1,000       249,000           --
                                              -----------   -----------   -----------    -----------

Balance Forward                                31,470,596   $   314,706   $ 3,402,761    $(5,224,330)
                                              -----------   -----------   -----------    -----------

               The accompanying notes are an integral part of these
                       consolidated financial statements.

                                      F3-6



                    OCEAN POWER CORPORATION AND SUBSIDIARIES
                          (A Development Stage Company)
      Consolidated Statements of Stockholders' Equity (Deficit) (Continued)

                                     Deficit
                                                                                           Deficit
                                                                                         Accumulated
                                                                           Additional     During the
                                                           Common Stock     Paid-In      Development
                                                Shares        Amount        Capital        Stage
                                             -----------   -----------   -----------    -----------

Balance Forward                              31,470,596    $   314,706    $ 3,402,761    $(5,224,330)

September 2, 1999, common
 stock issued for services valued
 at $0.29 per share                              20,000            200          5,600           --

September 9, 1999, options
 issued below market value                         --             --          190,000           --

September 9, 1999, common
 stock issued for cash at $1.00
 per share                                      100,000          1,000         99,000           --

October 1, 1999, cancellation of
 common stock valued at zero                   (502,500)        (5,025)         5,025           --

November 16, 1999, warrants
 issued below market value                         --             --          650,000           --

November 29, 1999, common
 stock issued for finders fee
 valued at $1.34 per share                      400,000          4,000        533,200           --

Stock offering costs                               --             --         (537,200)          --

December 7, 1999, options
 issued below market value                         --             --           20,000           --

December 10, 1999, common
 stock issued for cash at $0.70
 per share                                       71,839            718         49,282           --

December 10, 1999, common
 stock issued for cash at $0.71
 per share                                      175,070          1,751        123,249           --

December 13, 1999, common
 stock issued for cash at $0.84
 per share                                      160,131          1,601        133,399           --

December 15, 1999, common
 stock issued for cash at $0.90
 per share                                       33,333            333         29,667           --

December 20, 1999, common
 stock issued for cash at $0.83
 per share                                      193,939          1,939        158,061           --
                                             ----------    -----------    -----------    -----------

Balance Forward                              32,122,408    $   321,223    $ 4,862,044    $(5,224,330)
                                             ----------    -----------    -----------    -----------

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                      F3-7



                    OCEAN POWER CORPORATION AND SUBSIDIARIES
                          (A Development Stage Company)
      Consolidated Statements of Stockholders' Equity (Deficit) (Continued)

                                                                                             Deficit
                                                                                           Accumulated
                                                                             Additional     During the
                                                             Common Stock     Paid-In      Development
                                                  Shares        Amount        Capital         Stage
                                               -----------   -----------   -----------    -----------

Balance Forward                                32,122,408   $    321,223   $  4,862,044   $ (5,224,330)

December 23, 1999, common
 stock issued for cash at $0.83
 per share                                        120,773          1,208         98,792           --

December 31, 1999, common
 stock issued for conversion of
 related party debt at $1.50 per
 share                                            592,744          5,928        883,189           --

Net loss for the year ended
 December 31, 1999                                   --             --             --       (5,954,287)
                                             ------------   ------------   ------------   ------------

Balance, December 31, 1999                     32,835,925        328,359      5,844,025    (11,178,617)

January 4, 2000, common stock
 issued for debt and services
 at $2.75 per share (unaudited)                   147,580          1,476        404,369           --

January 5, 2000 common stock
 issued for services at $4.34
 per share (unaudited)                             60,000            600        259,800           --

January 26, 2000, common stock
 issued pursuant to a private
 placement memorandum at
 $2.10 per share (unaudited)                       47,619            476         99,524           --

February 1, 2000, warrants
 issued below market value
 (unaudited)                                         --             --           54,000           --

February 18, 2000, options
 issued below market value
 (unaudited)                                         --             --           25,000           --

February 22, 2000, options
 issued below market value
 (unaudited)                                         --             --          475,000           --

March 9, 2000, common stock
 issued for cash purchase of
 warrants at $1.99 per share
 (unaudited)                                       62,792            628        124,391           --
                                             ------------   ------------   ------------   ------------

Balance Forward                                33,153,916   $    331,539   $  7,286,109   $(11,178,617)
                                             ------------   ------------   ------------   ------------

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                      F3-8



                    OCEAN POWER CORPORATION AND SUBSIDIARIES
                          (A Development Stage Company)
      Consolidated Statements of Stockholders' Equity (Deficit) (Continued)

                                                                                             Deficit
                                                                                           Accumulated
                                                                             Additional     During the
                                                             Common Stock     Paid-In      Development
                                                                Shares        Amount        Capital        Stage
                                                              -----------   -----------   -----------    -----------

Balance Forward                                               33,153,916   $    331,539   $  7,286,109   $(11,178,617)

March 16, 2000, common stock
 issued for convertible debenture
 at $1.50 per share (unaudited)                                   66,667            667         99,333           --

March 16, 2000, common stock
 issued for cash purchase of
 warrants at $0.75 per share
 (unaudited)                                                     133,333          1,333         98,667           --

March 27, 2000, 3 stock  issuances for payment
of debt at average price of $4.95  per share
 (unaudited)                                                      46,486            465        231,347           --

April 19, 2000, options issued
 below market value
 (unaudited)                                                        --             --           34,100           --

January 7 - May 22, 2000,  62 stock
 issuances  pursuant to a private  placement
 memorandum at average
 price of $3.59 per share (unaudited)                          1,900,792         19,008      6,805,853           --

January 7 - May 22, 2000,
 warrants issued below market
 value (unaudited)                                                  --             --        4,265,538           --

May 26, 2000, issuance of options
 below market value to purchase
 598,680 shares at $1.50 (unaudited)                                --             --        1,272,195           --

Net loss for the six months
 ended June 30, 2000 (unaudited)                                    --             --             --       (8,269,843)
                                                            ------------   ------------   ------------   ------------

Balance, June 30, 2000 (unaudited)                            35,301,194   $    353,012   $ 20,093,142   $(19,448,460)
                                                            ============   ============   ============   ============

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                      F3-9



                    OCEAN POWER CORPORATION AND SUBSIDIARIES
                          (A Development Stage Company)
                      Consolidated Statements of Cash Flows
                                   (Unaudited)

                                                                                                                         From
                                                                                                                    Inception on
                                                          For the                             For the                 March 26,
                                                      Six Months Ended                   Three Months Ended         1992 Through
                                                          June 30,                            June 30,                 June 30,
                                             --------------------------------------------------------------------------------------
                                                       2000            1999             2000            1999            2000
                                             ----------------  ---------------   ---------------  ----------------  ---------------

CASH FLOWS FROM OPERATING
 ACTIVITIES

   Net loss                                  $     (8,269,843) $      (909,601)  $    (2,549,930) $       (240,623) $   (19,448,460)
   Adjustments to reconcile net loss to
    net cash provided (used) by
    operating activities:
     Depreciation                                      59,860            5,944            45,018             1,281          110,554
     Common stock issued for services
       and equity discounts                         6,692,079          752,157         1,462,545           278,568        7,960,879
     Loss on sale of assets                            --              --                --                --               387,649
   Change in operating asset and liability accounts:
     (Increase) decrease in overpayment
      receivable                                       --              --                 74,700           --             --
     (Increase) decrease in prepaid
      assets                                         (535,417)         --                (82,917)          --              (535,417)
     (Increase) decrease in other assets              725,980         (177,275)          366,870          (105,955)          46,613
     Increase (decrease) in accounts
      payable                                        (462,714)         221,223           (57,885)           58,191          991,189
     Increase (decrease) in accrued
      expenses                                       (110,628)         109,734             3,759             3,559          661,871
                                             ----------------  ---------------   ---------------  ----------------  ---------------

       Net Cash Provided (Used) by

        Operating Activities                       (1,900,683)           2,182          (737,840)           (4,979)      (9,825,122)
                                             ----------------  ---------------   ---------------  ----------------  ---------------

CASH FLOWS FROM INVESTING
 ACTIVITIES

   Proceeds from sale of assets                        --              --                --                --                    1
   Purchase of fixed assets                          (745,615)         --                (30,854)          --             (853,684)
   Equipment procurement costs                         --              --                --                --            (364,110)
                                             ----------------  ---------------   ---------------  ----------------  ---------------

       Net Cash (Used) by Investing
        Activities                                   (745,615)         --                (30,854)          --            (1,217,793)
                                             ----------------  ---------------   ---------------  ----------------  ---------------

CASH FLOWS FROM FINANCING
 ACTIVITIES

   Repayment of note payable                       (2,566,039)         --               (804,817)          --           (2,814,274)
   Loans from related parties                          82,178          --                33,530            --            7,638,908
   Issuance of convertible debentures                  --              --                 -                --              650,000
   Common stock issued for cash                     7,149,880          --                250,000           --            7,956,278
                                             ----------------  ---------------   ---------------  ----------------  ---------------

       Net Cash Provided (Used) by
        Financing Activities                 $      4,666,019  $       --        $      (521,287) $         --      $    13,430,912
                                             ----------------  ---------------   ---------------  ----------------  ---------------

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                      F3-10


                    OCEAN POWER CORPORATION AND SUBSIDIARIES
                          (A Development Stage Company)
                Consolidated Statements of Cash Flows (Continued)
                                   (Unaudited)

                                                                                                                       From
                                                                                                                    Inception on
                                                          For the                            For the                  March 26,
                                                      Six Months Ended                   Three Months Ended        1992 Through
                                                          June 30,                           June 30,                June 30,
                                             --------------------------------------------------------------------------------------
                                               2000              1999              2000              1999              2000
                                            ----------------  ---------------   ---------------  ----------------  ---------------

NET INCREASE (DECREASE) IN
CASH AND CASH  EQUIVALENTS                  $2,019,721       $    2,182       $(1,289,981)     $    (4,979)     $    2,387,997

CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD                           368,276            3,184         3,677,978           10,345             --
                                            ----------       ----------        ----------        ----------         ----------

CASH AND CASH EQUIVALENTS AT
 END OF PERIOD                              $2,387,997       $    5,366       $ 2,387,997      $     5,366      $    2,387,997
                                            ==========       ==========        ==========        ==========         ==========

CASH PAID FOR:

   Interest                                 $   12,946       $     --         $     --         $     --         $       12,946
   Income taxes                             $     --         $     --         $     --         $     --         $      --

NON-CASH FINANCING ACTIVITIES

   Common stock issued for services
    and  equity discounts                   $6,692,079       $     --         $ 1,462,545       $     --        $    7,960,879
   Common stock issued in acquisition
    of subsidiary                           $     --         $     --         $     --          $     --        $    2,761,773
   Common stock issued for conversion
    of debt                                 $  100,000       $     --         $     --          $     --        $    1,435,413

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                      F3-11

                    OCEAN POWER CORPORATION AND SUBSIDIARIES
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                       June 30, 2000 and December 31, 1999


NOTE 1 -      ORGANIZATION AND DESCRIPTION OF BUSINESS

              The consolidated financial statements presented are those of Ocean Power Corporation and its wholly-owned Subsidiaries (the Company).

              The Company has had limited activities since inception and is considered a development stage company because no significant revenues have been realized and planned principal operations have not yet commenced. The Company is planning to engage in the business of developing and marketing water desalination and renewable power generation systems that will be modular and mass produced. The Company plans to pursue regional joint ventures in water and power challenged markets to build, own, operate and transfer modular seawater desalination and power plants.

              PTC Holdings, Inc. (Holdings) (formerly H Power Technologies, Inc.) was incorporated on March 26, 1992 under the laws of the State of Delaware to engage in any lawful act or activity for which corporations may be organized under the General Corporation Laws of Delaware.

              PTC Group, Inc., (Group) (formerly Intryst, Inc.) was incorporated under the laws of the State of Idaho on April 24, 1969.

              On June 22, 1999, Group and Holdings completed an Agreement and Plan of Merger whereby Group issued 25,044,146 shares of its common stock in exchange for all of the outstanding common stock of Holdings. Immediately prior to the Agreement and Plan of Merger, Group had 6,291,450 shares of common stock issued and outstanding. The acquisition was accounted for as a recapitalization of Holdings because the shareholders of Holdings controlled Group after the acquisition. Therefore, Holdings was treated as the acquiring entity for accounting purposes and Group was the surviving entity for legal purposes. There was no adjustment to the carrying value of the assets or liabilities of Holdings. On August 19, 1999, the shareholders of the Company authorized a 1 for 10 reverse stock split. All references to shares of common stock have been retroactively restated.

              On  July  12,  1999,   Group  changed  its  name  to  Ocean  Power
              Corporation (Idaho).

              On July 21, 1999,  Ocean Power  Corporation  (Delaware) was formed
              for  the  purpose  of  changing   the   domicile  of  Ocean  Power
              Corporation (Idaho).

              On July 28, 1999, Delaware and Idaho merged to change the domicile from Idaho to Delaware with Delaware being the surviving entity.

                                      F3-12

                    OCEAN POWER CORPORATION AND SUBSIDIARIES
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                       June 30, 2000 and December 31, 1999


NOTE 1 -      ORGANIZATION AND DESCRIPTION OF BUSINESS (Continued)

              The Subsidiaries:

              Integrated Water and Power Corporation (IWP) (formerly Clean Air Power Technologies Corporation) (formerly Advanced Technologies Manufacturing Corporation) was incorporated on December 11, 1996 under the laws of the State of Delaware to engage in any lawful act or activity for which corporations may be organized under the General Corporation Laws of Delaware. IWP is currently inactive.

              Advanced Power Sources Corporation (APS) (formerly ZE-Power Technologies Corporation) (formerly P.T.C. Corporation) was incorporated on March 26, 1992 under the laws of the State of Delaware to engage in any lawful act or activity for which corporations may be organized under the General Corporation Laws of Delaware. APS is currently inactive.

              Manufacturing Technologies Corporation (MTC) was incorporated on January 7, 1997 under the laws of the State of Delaware to engage in any lawful act or activity for which corporations may be organized under the General Corporation Laws of Delaware. MTC is currently inactive.

NOTE 2 -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

              a.  Accounting Method

              The Company's consolidated financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 year end.

                                      F3-13

                    OCEAN POWER CORPORATION AND SUBSIDIARIES
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                       June 30, 2000 and December 31, 1999


NOTE 2 -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

              b.  Basic Loss Per Share

              The computation of basic loss per share of common stock is based on the weighted average number of shares outstanding during the period of the financial statements. Fully diluted loss per share is not presented because of the antidilutive nature of the stock equivalents.

                                                      For the                                 For the
                                                  Six Months Ended                      Three Months Ended
                                                     June 30,                                June 30,
                                     -----------------------------------------------------------------------------
                                           2000               1999                 2000               1999
                                     -----------------  ------------------  ------------------  ------------------
                                         (Unaudited)         (Unaudited)         (Unaudited)         (Unaudited)

              Net (loss)
                (numerator)          $      (8,269,843) $         (909,601) $       (2,549,930) $         (240,623)

              Weighted average
               shares outstanding

                (denominator)               34,725,423           5,373,608          35,240,478           5,805,928
                                     -----------------  ------------------  ------------------  ------------------

              Basic (loss) per

               share                 $           (0.24) $            (0.17) $            (0.07) $            (0.04)
                                     =================  ==================  ==================  ==================

              c.  Provision for Taxes

              At June 30, 2000, the Company has net operating loss carryforwards of approximately $18,600,000 that may be offset against future taxable income through 2020. No tax benefit has been reported in the financial statements because the Company believes there is a 50% or greater chance the carryforwards will expire unused. Accordingly, the potential tax benefits of the loss carryforwards are offset by a valuation allowance of the same amount.

              d.  Cash and Cash Equivalents

              The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

              e.  Principles of Consolidation

              The June 30, 2000 unaudited financial statements are consolidated with Ocean Power Corporation, Integrated Water and Power Corporation, Advanced Power Sources Corporation and Manufacturing Technologies Corporation. All significant intercompany accounts and transactions have been eliminated.

                                      F3-14

                    OCEAN POWER CORPORATION AND SUBSIDIARIES
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                       June 30, 2000 and December 31, 1999


NOTE 2 -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

              f.  Equipment

              Office equipment and software are recorded at cost. Major additions and renewals are capitalized and depreciated over their estimated useful lives of 3 to 7 years using the straight-line method. Leasehold improvements are depreciated over the shorter of their useful lives of the lease term. Depreciation expense for the six months ended June 30, 2000 and 1999 was $59,860 and $5,944, respectively.

              Equipment consists of the following:
                                                               June 30,         December 31,
                                                                2000               1999
                                                         ------------------  ------------------
                                                              (Unaudited)
        Equipment                                        $          709,310  $           --
        Office equipment and furniture                               45,105              36,748
        Computers and software                                       65,192              46,834
        Phone system                                                 19,667              19,667
        Leasehold improvements                                        9,590              --
        Accumulated depreciation                                   (110,554)            (50,694)
                                                         ------------------  ------------------

        Net Equipment                                    $          738,310  $           52,555
                                                         ==================  ==================

              g.  Estimates

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

              h.  Change in Accounting Principle

              In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" which requires companies to record derivatives as assets or liabilities, measured at fair market value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. The adoption of this statement had no material impact on the Company's financial statements.

              i.  Revenue Recognition Policy

              The  Company   currently  has  no  source  of  revenues.   Revenue
              recognition policies will be determined when principal operations begin.


                                      F3-15

                    OCEAN POWER CORPORATION AND SUBSIDIARIES
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                       June 30, 2000 and December 31, 1999


NOTE 2 -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

              j.  Advertising

              The  Company   follows  the  policy  of  charging   the  costs  of
              advertising to expense as incurred.

              k.  Long-lived Assets

              All long-lived assets are evaluated yearly for impairment per SFAS 121, "Accounting for the Impairment of Loing-Lived Assets and for Long-Lived Assets to Be Disposed Of". Any impairment in value is recognized as an expense in the period when the impairment occurs.

              l.  Research and Development

              All amounts expended for research and development are charged to expense as incurred. The Company expensed $140,850 and $-0- as research and development for the six months ending June 30, 2000 and 1999, respectively.

              m.  Unaudited Financial Statements

              The accompanying unaudited consolidated financial statements include all of the adjustments which, in the opinion of management, are necessary for a fair presentation. Such adjustments are of a normal recurring nature.

NOTE 3 -      ADVANCES

              During 1997, 1998, 1999 and 2000, the Company made cash advances of $663,965 to employees. The advances were formalized through the signing of notes receivable bearing interest at 10% per annum with each employee at the end of each year. Per the terms of the notes, interest is added to the balance of the notes at the end of each year.

              During the six months ended June 30, 2000, employees have repaid $366,870 of the total advances.

              Advances to employees for the periods ending:

     December 31, 1999                             $          292,095
     June 30, 2000                                              5,000
                                                   ------------------

            Total Advances                         $          297,095
                                                   ==================



                                      F3-16

                    OCEAN POWER CORPORATION AND SUBSIDIARIES
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                       June 30, 2000 and December 31, 1999


NOTE 4 -      EQUIPMENT PROCUREMENT COSTS

              During July and August 1999, the Company made deposits on a vapor compression distillation unit to be used in the development of its water desalination system in the amount of $300,000.

              During September 1999, the Company paid moving, storage and set up costs on the above mentioned equipment of $64,110.

              During March 2000, the Company paid the remaining $200,000 on this equipment and capitalized a total of $564,110.

NOTE 5 -      PREPAID EXPENSES

              The Company's prepaid expense is comprised of the following items:

                                                           June 30,             December 31,
                                                            2000                 1999
                                                      ------------------  ------------------
                                                          (Unaudited)

     Prepaid services                                 $          160,417  $          --

     Prepaid license agreement                                   375,000             --
                                                      ------------------  ------------------

                Total                                 $          535,417  $          --
                                                      ==================  ==================

              During March 2000, the Company purchased a motor from STM Corporation (STM) for the development of its desalination equipment for $132,200. As part of this purchase, the Company entered into a thirty year license agreement to obtain certain exclusive rights to STM patented and unpatented technology related to Stirling cycle heat engines, which began in April 2000, for a minimum payment of $500,000 per year. At June 30, 2000, the Company prepaid $375,000 towards this license agreement.

              The Company also entered into a service agreement for the motor beginning May 2000. The agreement called for the payment of $192,500 for one year. At June 30, 2000, the Company prepaid $160,417 of this agreement.

                                      F3-17

                    OCEAN POWER CORPORATION AND SUBSIDIARIES
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                       June 30, 2000 and December 31, 1999


NOTE 6 -      NOTES PAYABLE - RELATED PARTIES

              Notes payable at June 30, 2000 consist of the following:

              Unsecured note payable to a related party bearing  interest at 10%
               per annum, all unpaid interest and principle due
               on demand.                                                                        $          85,159

              Unsecured note payable to a related party bearing  interest at 10%
               per annum, all unpaid interest and principle due

               upon demand.                                                                                281,975

              Unsecured note payable to a related party bearing interest at
               10% per annum, due upon demand.                                                             535,827

              Unsecured note payable to a related party bearing interest at
               10% per annum, due upon demand.                                                              53,827

              Unsecured note payable to a related party bearing interest at
               10% per annum, due upon demand.                                                             243,768

              Unsecured note payable to a related party bearing interest at
               10% per annum, due upon demand.                                                              64,979

              Unsecured note payable to a related party bearing interest at
               10% per annum, due upon demand.                                                             115,544

              Unsecured note payable to a related party bearing interest at
               10% per annum, due upon demand.                                                               5,308

              Unsecured note payable to a related party bearing interest at
               10% per annum due upon demand.                                                               69,803
                                                                                                 -----------------

              Total Notes Payable - Related Parties                                              $       1,456,190
                                                                                                 =================

              Annual maturities of notes payable - related parties are as follows:

                                Year
                         -------------------

                                2000                                                             $       1,456,190
                                                                                                 =================

              Total interest expense to related parties was $111,773 and $158,965 for the six months ended June 30, 2000 and 1999, respectively.

                                      F3-18

                    OCEAN POWER CORPORATION AND SUBSIDIARIES
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                       June 30, 2000 and December 31, 1999


NOTE 7 -      CONVERTIBLE DEBENTURES

              During November 1999, the Company issued three convertible debentures for $100,000 each. Two of the debentures are due August 1, 2004 and the third is due November 1, 2004. The debentures accrue interest at 12% per annum. The holders of the debentures retain the option to convert for a period of five years any portion of the debt into the Company's restricted common stock at a price of $1.50 per share. Any shares issued under the conversion privileges of these debentures carry two purchase warrants allowing the holder to purchase one additional restricted share for each share purchase warrant held at a price of $0.75 per share. The share purchase warrants are valid for five years after the date of purchase. Interest expense associated with these debentures amounted to $12,500 at June 30, 2000.

              During March 2000, 66,667 shares of common stock were issued to convert one of the three debentures and 133,333 shares were issued in conjunction with the warrants.

              During November 1999, the Company issued a convertible debenture for $350,000. The debenture is due August 1, 2004 and accrues interest at 12% per annum. The holder of the debenture retains the option to convert for a period of five years any portion of the debt into the Company's restricted common stock at a price of $1.50 per share. Any shares issued under the conversion privileges of this debenture also carry two purchase warrants allowing the holder to purchase one additional restricted share for each share purchase warrant held at a price of $0.75 per share. The share purchase warrants are valid for five years after the date of purchase. Interest expense associated with this debenture amounted to $17,500 at June 30, 2000.

              The Company recognized additional compensation expense of $650,000 during 1999 to reflect the discount on the warrants.

NOTE 8 -      ACCRUED EXPENSES

              The company's accrued expenses are comprised of the following items:

                                                                                    June 30,        December 31,
                                                                                     2000                1999
                                                                                 --------------  -----------------
                                                                                    (Unaudited)
                  Accrued payroll taxes payable                                  $       -       $          50,411
                  Accrued interest payable - payroll                                     52,717             52,717
                  Accrued payroll tax penalty                                            98,845             98,845
                  Accrued interest payable - notes                                       43,000            124,609
                                                                                 --------------  -----------------

                                Total                                            $      194,562  $         326,582
                                                                                 ==============  =================

              During 1997, 1998, 1999 and 2000, the Company made cash advances of $678,965 to employees. Due to the advances resembling payroll activities, the Company has accrued payroll taxes for the employer's portion at 7.65%, interest at 8% and penalties at 15% for each year. During the six months ended June 30, 2000, the Company repaid $889,389 of the accrued payroll amounts for 1997, 1998 and 1999 through payroll in 2000, resulting in a reduction in accrued payroll taxes of $50,411.

                                      F3-19

                    OCEAN POWER CORPORATION AND SUBSIDIARIES
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                       June 30, 2000 and December 31, 1999


NOTE 9 -       GOING CONCERN

               The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has had limited activities since inception and is considered a development stage company because it has no significant revenues, planned principal operations have not yet commenced and the Company has incurred losses from its inception through June 30, 2000. The Company does not have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern.

               In order to continue as a going concern, develop a reliable source of revenues, and achieve a profitable level of operations, the Company will need, among other things, additional capital resources. Management's plans to continue as a going concern include raising additional capital through the sale of common stock, the proceeds of which will be used to develop the Company's products, pay operating expenses and pursue acquisitions and strategic alliances. The Company expects that it will need $4,000,000 to $10,000,000 of additional funds for operations and expansion in 2000 and 2001. However, management cannot provide any assurances that the Company will be successful in accomplishing any of its plans.

               The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish the plan described in the preceding paragraph and eventually attain profitable operations. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 10 -      COMMITMENTS AND CONTINGENCIES

               a.  Employment Agreements

               During June 1998, the Company entered into a five year employment agreement with its President. The agreement calls for a base salary of $182,000 per year allowing for increases each year based on the Consumer Price Index, merit increases and increases in salary or bonus as deemed appropriate to reflect the value of services provided. The agreement also calls for the extension of certain executive benefits.

               During June 1998, the Company entered into a five year employment agreement with its Secretary/Treasurer. The agreement calls for a base salary of $130,000 per year allowing for increases each year based on the Consumer Price Index, merit increases and increases in salary or bonus as deemed appropriate to reflect the value of services provided. The agreement also calls for the extension of certain executive benefits.

               During June 1998, the Company entered into a four year employment agreement with an employee. The agreement calls for a base salary of $55,000 per year allowing for increases each year based on the Consumer Price Index, merit increases and increases in salary or bonus as deemed appropriate to reflect the value of services provided. The agreement also calls for the extension of certain executive benefits.


                                      F3-20

                    OCEAN POWER CORPORATION AND SUBSIDIARIES
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                       June 30, 2000 and December 31, 1999


NOTE 10 -      COMMITMENTS AND CONTINGENCIES (Continued)

               During June 1998, the Company entered into a five year employment agreement with its Vice President. The agreement calls for a base salary of $182,000 per year allowing for increases each year based on the Consumer Price Index, merit increases and increases in salary or bonus as deemed appropriate to reflect the value of services provided. The agreement also calls for the extension of certain executive benefits.

               During   May   2000,   the   Company   granted  a  bonus  to  its
               Secretary/Treasurer in the amount of $37,500, which has been accrued at June 30, 2000.

               b.  Consulting Agreements

               During July 1997, the Company entered into a consulting agreement with Richard Morris Associates for services in connection with the development of the Company's desalination project on an as needed basis. The agreement is for one year and calls for the payment of $1,000 per month plus expenses. During June 1998, the Company extended this agreement through December 1998. During January 1999, the Company extended this agreement through December 1999. During January 2000, the Company extended this agreement through December 2000.

               During June 1999, the Company entered into a consulting agreement with D. Weckstein & Co., Inc. (Weckstein) as financial consultants and investment bankers for a period of two years. The agreement calls for the Company to issue options to purchase 300,000 shares of the Company's common stock at a price of $5.00 per share for a period of three years from the date of the agreement. The agreement also calls for cash payments in connection with certain financial transactions consummated as a result of introduction by Weckstein such as mergers, acquisitions, joint ventures, debt or lease placements and similar or other, on-balance or off-balance sheet corporate finance transactions as follows:

               a. 7% of the first $1,000,000 of the  consideration  paid in such transaction;
               b. 6% of the  consideration  in  excess of  $1,000,000  and up to
                  $3,000,000;
               c. 5% of the  consideration  in  excess of  $3,000,000  and up to
                  $5,000,000;
               d. 4% of the  consideration  in  excess of  $5,000,000  and up to
                  $7,000,000;
               e. 3% of the  consideration  in  excess of  $7,000,000  and up to
                  $9,000,000; and
               f. 2% of the consideration in excess of $9,000,000.

               During December 1999, the agreement was amended whereby Weckstein will receive options to purchase up to 125,000 shares of common stock at a price of $1.00 per share until December 31, 2003. During 1999, the Company paid $10,000 in commissions to Weckstein. No options were exercised as of December 31, 1999 (see
               Note 11).

               During March 1999, the Company entered into a consulting agreement with Richard Brown for services in connection with obtaining equity financing for the Company. The agreement calls for the payment of a 10% commission for any and all funds delivered to the Company during 1999. No funds were delivered to the Company and no commission payments were made during 1999.

                                      F3-21

                    OCEAN POWER CORPORATION AND SUBSIDIARIES
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                       June 30, 2000 and December 31, 1999


NOTE 10 - COMMITMENTS AND CONTINGENCIES (Continued)

               During July 1999, the Company entered into a six month business consulting agreement with Xcel Associates, Inc. to perform business management and marketing services, which may be renewed for a provisional three month period upon mutual agreement of the parties. The agreement calls for the Company to issue 500,000 shares of the Company's common stock as follows: 1) 150,000 shares within one week of signing the agreement; b) 150,000 shares within 30 days based on mutually agreed upon performance; and 3) 200,000 within the following 60 days based on mutually agreed upon performance as well as the right to purchase up to 1,000,000 shares of common stock at $0.50 per share and the payment of expenses incurred.

               During November 1999, the Company entered into a 30 day consulting agreement with Intercontinental Capital Corp. to assist the Company obtain financing. The agreement calls for the Company to pay $42,000 for services, $6,000 for expenses and issue 60,000 shares of the Company's common stock. The Company paid all fees and expenses and issued 60,000 shares of common stock in conjunction with this agreement and allowed the agreement to expire.

               During January 2000, the Company entered into a three year consulting agreement with Clement J. Wohlreich to provide financial, marketing and management services. The agreement calls for the Company to issue 100,000 units at $3.00 per unit, consisting of one share of the Company's common stock and one warrant. The warrants will have a life of three years and a purchase price of $1.50 per warrant.

               During January 2000, the Company entered into a three year consulting agreement with EBM, Inc. to disseminate investor information on the Company to the market place and develop buyers who purchase the Company's stock. The agreement calls for the Company to pay $4,000 per month until the Company secures a total of $5,000,000 in financing, then the Company will pay $6,000 per month for 12 months and grant 100,000 options to purchase the Company's common stock. The options will have a four year life and will be priced at $1.50 per share.

               During January 2000, the Company entered into a consulting agreement with Donner Corp. International to provide initial marketing and promotion services. The agreement calls for the Company to pay a retainer of $2,500, $100,000 for services in connection with assisting the Company to implement its business objectives and issue 10,000 warrants to purchase the Company's common stock at a strike price equal to 80% of the lowest five-day average stock closing price from January 2-31, 2000. The warrants are exercisable for three years beginning February 1, 2000.

               During February 2000, the Company signed an amendment to its agreement for consulting services with Weckstein. The amendment calls for the Company to issue 75,000 options to purchase the Company's common stock exercisable at $6.00 per share for three years.

               During April 2000, the Company signed an amendment to its agreement for consulting services with Weckstein dated February 18, 2000. The amendment cancels the 100,000 options previously issued and calls for the Company to issue 110,000 options to purchase the Company's common stock exercisable at $3.00 per share until February 18, 2003.

                                      F3-22

                    OCEAN POWER CORPORATION AND SUBSIDIARIES
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                       June 30, 2000 and December 31, 1999


NOTE 10 -      COMMITMENTS AND CONTINGENCIES (Continued)

               c.   Office Lease

               The Company leases its office space under a non-cancellable operating lease which expires on April 30, 2002. The monthly rent amount is $15,312 with yearly increases of approximately 2% per year. Rent expense for the six months ended June 30, 2000 and 1999 was $86,730 and $85,742, respectively.

               d.  License Agreement

               During April 2000, the Company entered into a licensing agreement with STM to obtain exclusive rights to STM patented and unpatented technology related to Stirling cycle heat engines. The agreement is for thirty years and calls for payments of $500,000 per year.

               e.  Service Agreement

               During April 2000, the Company entered into a one-year service agreement for a motor purchased for the development of its desalination equipment for $192,500.

NOTE 11 -      DILUTIVE INSTRUMENTS

               a.  Stock Options

               The Company applied Accounting Principles Board ("APB") Option 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for all stock option plans. Under APB Option 25, compensation cost is recognized for stock options granted to employees when the option price is less than the market price of the underlying common stock on the date of grant.

               FASB Statement 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), requires the Company to provide proforma information regarding net income and net income per share as if compensation costs for the Company's stock option plans and other stock awards had been determined in accordance with the fair value based method prescribed in SFAS No. 123. The Company estimates the fair value of each stock award at the grant date by using the Black-Scholes option pricing model with the following weighted average assumptions used for grants, respectively; dividend yield of zero percent for all years; expected volatility of 32 percent for all years; risk-free interest rates of 10.0 percent and expected lives of 4.5 years.

                                      F3-23

                    OCEAN POWER CORPORATION AND SUBSIDIARIES
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                       June 30, 2000 and December 31, 1999


NOTE 11 -      DILUTIVE INSTRUMENTS (Continued)

                                                             For the                            For the
                                                         Six Months Ended                   Three Months Ended
                                                             June 30,                           June 30,
                                          ----------------------------------------------------------------------------
                                                   2000             1999              2000              1999
                                             ----------------  ---------------   ---------------  ----------------

               Net loss:
                  As reported                $     (8,269,843) $      (909,601)  $    (2,549,930) $       (240,623)
                  Pro Forma                        (8,269,843)        (909,601)       (2,549,930)         (240,623)

               Net loss per share:
                  As reported                $          (0.24) $         (0.17)  $         (0.07) $          (0.04)
                  Pro Forma                             (0.24)           (0.17)            (0.07)            (0.04)

               During the initial phase-in period of SFAS No. 123, the effect of pro forma results are not likely to be representative of the effects on pro forma results in future years since options vest over several years and additional options could be granted each year.

               The company has granted the following warrants and options as of June 30, 2000:

                          Date of        Exercise      Exercise        Trading         Amount        Expiration
   Description            Grant           Number       Price            Price         Exercised         Date
--------------------  --------------  -------------  -------------   -------------  -------------  -------------

        D. Weckstein         6-23-99        300,000  $        5.00   $   5.20            -            Canceled
     Xcel Associates         7-12-99        100,000  $        5.00   $   7.80            20,000        7-12-00
     Xcel Associates          9-9-99        100,000  $        1.00   $   2.90           100,000         3-9-00
        D. Weckstein         12-7-99        125,000  $        1.00   $   1.16            -            Canceled
        D. Weckstein         2-18-00        100,000  $        6.00   $   6.25            -            Canceled
           EBM, Inc.         2-22-00        100,000  $        1.50   $   6.25            -             2-22-04
        D. Weckstein         4-19-00        110,000  $        3.00   $   3.31            -             2-18-03
                                      -------------                                 -------------

                      Total                 935,000                                     120,000
                                      =============                                 =============

               On June 23,  1999,  the Company  issued  options to  Weckstein in conjunction with a consulting agreement to purchase 300,000 shares of the Company's common stock at a price of $5.00 per share. The Company recognized additional compensation expense of $6,000 as part of the recapitalization due to the options being granted below market, or $5.20 on the date of issuance.

               On July 12, 1999, the Company issued options to Xcel Associates, Inc. in conjunction with a consulting agreement to purchase 100,000 shares of the Company's common stock at a price of $5.00 per share. The company recognized additional compensation expense of $28,000 as part of the recapitalization due to the options being granted below market, or $7.80 on the date of issuance.

               On July 15, 1999, Xcel exercised 10,000 of the options granted July 12, 1999 for cash of $50,000, or $5.00 per share.

               On July 26, 1999, Xcel exercised 10,000 of the options granted July 12, 1999 for cash of $50,000, or $5.00 per share.


                                      F3-24

                    OCEAN POWER CORPORATION AND SUBSIDIARIES
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                       June 30, 2000 and December 31, 1999

NOTE 11 -      DILUTIVE INSTRUMENTS (Continued)

               On September 9, 1999, the Board of Directors authorized the issuance of options to Xcel Associates, Inc. for the purchase of 100,000 shares of the Company's common stock at a price of $1.00 per share. The Company recognized additional compensation expense of $190,000 due to the options being granted below market, or $2.90 on the date of issuance.

               On December 7, 1999, the Company amended its consulting agreement with Weckstein dated June 23, 1999 resulting in a cancellation of the 300,000 options and issuance of 125,000 new options with a exercise price of $1.00 per share. The Company recognized additional compensation expense of $20,000 due to the options being granted below market, or $1.16 on the date of issuance.

               On February 18, 2000, the Company amended its consulting agreement with Weckstein dated December 7, 1999 resulting in a cancellation of the 125,000 options and issuance of 100,000 new options with an exercise price of $6.00 per share. The Company recognized additional compensation expense of $25,000 due to the options being granted below market, or $6.25 on the date of issuance.

               On February 22, 2000, the Company issued options to EBM, Inc. in conjunction with a consulting agreement for the purchase of 100,000 shares of the Company's common stock at a price of $1.50 per share. The Company recognized additional compensation expense of $475,000 due to the options being granted below market, or $6.25 on the date of issuance.

               On April 14, 2000, the Company amended its consulting agreement with Weckstein dated February 18, 2000, resulting in a cancellation of the 100,000 options and issuance of 110,000 new options with an exercise price of $3.00 per share. The Company recognized additional compensation expense of $34,100 due to the options being granted below market, or $3.31 per share on the date of issuance.

               b.  Warrants

               A summary of the Company's outstanding warrants as of June 30, 2000 is presented below:

                           Warrant       Exercise      Exercise        Trading         Amount       Expiration
   Description             Date           Number       Price            Price         Exercised       Date
--------------------  --------------  -------------  -------------   -------------  -------------  -------------

Freedom Funding              3-30-99         70,000  $        1.50   $   1.50         70,000        3-30-04
Freedom Funding,
  Paradon Limited,
  Enterprise Capital          5-7-99        720,738  $        1.50   $   1.50        720,738         5-7-04
Regis Investment            11-16-99        133,333  $        0.75   $   1.50        133,333       11-16-04
Venture Investment          11-16-99        133,333  $        0.75   $   1.50         -            11-16-04
Freedom Funding             11-16-99        133,333  $        0.75   $   1.50         -            11-16-04
Freedom Funding             11-16-99        466,667  $        0.75   $   1.50         -            11-16-04
Clement J. Wohlreich          1-1-00        100,000  $        1.50   $   1.38         -              1-1-03
Donner Corp, Int'l           1-20-00        100,000  $        2.17   $   2.71         -              2-1-03
Private Placement         1-25-00 to                                                             1-25-00 to
  Investors                  5-22-00      1,948,411  $        1.75   $   3.50         62,792        5-22-03
                                      -------------                            -------------

                                          3,805,815                                  986,863
                                      =============                            =============


                                      F3-25

                    OCEAN POWER CORPORATION AND SUBSIDIARIES
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                       June 30, 2000 and December 31, 1999


NOTE 11 -      DILUTIVE INSTRUMENTS (Continued)

               During March 1999, the Company issued warrants allowing the holder to purchase one restricted share of the Company's common stock for each share purchase warrant held in conjunction with convertible debentures issued in November 1998. The total warrants granted amounted to 70,000 shares at an exercise price of $1.50 per share for five years. The Company did not recognize any additional compensation expense due to the grant price equaling the market price on the date of issuance.

               During May 1999, the Company issued warrants allowing the holder to purchase one restricted share of the Company's common stock for each share purchase warrant held in conjunction with convertible debentures issued in November 1998. The total warrants granted amounted to 720,738 shares at an exercise price of $1.50 per share for five years. The Company did not recognize any additional compensation expense due to the grant price equaling the market price on the date of issuance.

               During November 1999, the Company issued warrants allowing the holder to purchase one additional restricted share of the Company's common stock for each share purchase warrant held in conjunction with four convertible debentures. The total warrants granted amounted to 866,666 shares at an exercise price of $1.50 per share for five years. The Company recognized additional compensation expense of $650,000 due to the warrants being granted below market, or $1.50 on the date of issuance.

               During January 2000, the Company issued warrants allowing the holder to purchase 100,000 shares of the Company's common stock in conjunction with a consulting agreement. The warrants are exercisable at a price of $1.50 per share for three years. The Company did not recognize any additional compensation due to the grant price being below the market price on the date of issuance.

               During January 2000, the Company issued warrants allowing the holder to purchase 100,000 shares of the Company's common stock in conjunction with a consulting agreement. The warrants are exercisable at a price of $2.17 per share for three years. The Company recognized additional compensation expense of $54,000 due to the warrants being granted below market, or $2.71 on the date of issuance.

               January 25, - May 22, 2000, the Company issued warrants allowing the holder to purchase one share of the Company's common stock for each share purchase warrant held in conjunction with a private placement memorandum. The total warrants granted amounted to 1,948,411 shares at a weighted average exercise price of $2.19 per share for three years. The Company recognized additional compensation expense of $4,265,538 due to the warrants being issued below the weighted average market price of $3.50 between January 25, 2000 and May 22, 2000.

NOTE 12 -      STOCK ISSUANCES

               From January 25 to May 22, 2000, the Company issued 1,900,792 shares of its common stock valued at a weighted average price of $3.59 per share pursuant to a private placement memorandum for $6,821,861 of cash.

               On March 27, 2000, the Company issued 46,486 shares of its common stock in three issuances at a weighted average price of $4.95 per share for debt of $231,812.

                                      F3-26

                    OCEAN POWER CORPORATION AND SUBSIDIARIES
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                       June 30, 2000 and December 31, 1999


NOTE 12 -      STOCK ISSUANCES (Continued)

               On March 16, 2000, the Company issued 133,333 shares of its common stock for warrants held at $0.75 per share, or $100,000 of cash.

               On March 16, 2000, the Company issued 66,667 shares of its common stock for a convertible debenture at $1.50 per share, or $100,000.

               On March 9, 2000, the Company issued 62,792 shares of its common stock for warrants held at $1.99, or $125,019 of cash.

               On January 26, 2000, the Company issued 47,619 shares of its common stock valued at $2.10 per share pursuant to a private placement memorandum for $100,000 of cash.

               On January 5, 2000, the Company issued 60,000 shares of its common stock valued at $4.34 per share for $260,400 of services.

               On January 4, 2000, the Company issued 147,580 shares of its common stock valued at $2.75 per share for $100,000 of debt and $305,845 of services.

               On December 31, 1999, the Company issued 592,744 shares of its common stock to shareholders for the conversion of $889,117 of debt. The shares were valued at $1.50 per share which was the conversion price on a convertible debenture issued on November 16, 1999. The debt was for funds advanced to the Company to pay general operating expenses paid by shareholders.

               On December 23, 1999, the Company issued 120,773 shares of common stock valued at $0.83 per share for $100,000 of cash. The share issuance was a part of a $600,000 private placement. (Note 13)

               On December 20, 1999, the Company issued 193,939 shares of common stock valued at $0.83 per share for $160,000 of cash. The share issuance was a part of a $600,000 private placement. (Note 13)

               On December 15, 1999, the Company issued 33,333 shares of common stock valued at $0.90 per share for $30,000 of cash. The share issuance was a part of a $600,000 private placement. (Note 13)

               On December 13, 1999, the Company issued 160,131 shares of common stock valued at $0.84 per share for $135,000 of cash. The share issuance was a part of a $600,000 private placement. (Note 13)

               On December 10, 1999, the Company issued 175,070 shares of common stock valued at $0.71 per share for $125,000 of cash. The share issuance was a part of a $600,000 private placement. (Note 13)

               On December 10, 1999, the Company issued 71,839 shares of common stock valued at $0.70 per share for $50,000 of cash. The share issuance was a part of a $600,000 private placement. (Note 13)

                                      F3-27

                    OCEAN POWER CORPORATION AND SUBSIDIARIES
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                       June 30, 2000 and December 31, 1999


NOTE 12 -      STOCK ISSUANCES (Continued)

               On November 29, 1999, the Company issued 400,000 shares of common stock valued at the trading price of $1.34 per share for finders fees relating to the reverse merger acquisition and cash raised by shareholders of the Company. The total valuation of $537,000 has been presented as an offset to additional paid-in capital as stock offering costs.

               On October 1, 1999, the Company canceled 502,500 shares of common stock which had been issued prior to the reverse merger. Accordingly, the Company canceled the shares at a zero valuation because the expense recorded as part of the retained deficit of Group was eliminated as part of the reverse merger.

               On September 9, 1999, the Company issued 100,000 shares of common stock valued at $1.00 per share for cash pursuant to Rule 144.

               On September 2, 1999, the Company issued 20,000 shares of common stock valued at $2.90 per share for consulting services rendered. The shares were issued at the trading price on the date of issue.

               On August 12, 1999, the Company issued 100,000 shares of its common stock valued at $2.50 per share for interest of $250,000.

               On July, 26, 1999, the Company issued 10,000 shares of its common stock valued at $5.00 per share for cash of $50,000.

               On July, 15, 1999, the Company issued 10,000 shares of its common stock valued at $5.00 per share for cash of $50,000.

               On July, 15, 1999, the Company issued 15,000 shares of its common stock valued at $7.80 per share for services of $117,000.

               On June 22, 1999, the Company completed a recapitalization between Group (acquired entity) and Holdings, (acquiring entity). The presentation of the recapitalization is as follows: The equity of the acquiring entity (Holdings) is presented as the equity of the combined enterprise; however, the capital stock account of the acquiring entity (Holdings) is adjusted to reflect the par value of the outstanding stock of the legal acquirer (Group) after giving effect to the number of shares issued in the reverse merger. Accordingly, at the date of the reverse merger, the Company had 6,291,450 shares of common stock outstanding; and 25,044,146 shares as detailed below have been retroactively restated for the equivalent number of shares received in the merger by Holdings.

               On June 17, 1999, the Company issued 6,960 shares of its common stock valued at $0.003 per share for cash of $20.

               On May 19, 1999, the Company issued 372,360 shares of its common stock valued at $0.003 per share for cash of $1,070.

               On May 13, 1999, the Company issued 139,200 shares of its common stock valued at $0.003 per share for cash of $400.

                                      F3-28

                    OCEAN POWER CORPORATION AND SUBSIDIARIES
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                       June 30, 2000 and December 31, 1999


NOTE 12 -      STOCK ISSUANCES (Continued)

               On May 7, 1999, the Company issued 2,610,000 shares of its common stock valued at $0.003 per share for conversion of debt of $7,500.

               On May 7, 1999, the Company issued 348 shares of its common stock valued at $0.003 per share for cash of $1.

               On May 5, 1999, the Company issued 32,016 shares of its common stock valued at $0.003 per share for cash of $92.

               On May 3, 1999, the Company issued 25,717 shares of its common stock valued at $0.003 per share for conversion of debt of $74.

               On April 30, 1999, the Company issued 22,968 shares of its common stock valued at $0.003 per share for conversion of debt of $66.

               On April 30, 1999, the Company issued 2,888 shares of its common stock valued at $0.003 per share for cash of $8.

               On April 28, 1999, the Company issued 12,180 shares of its common stock valued at $0.003 per share for cash of $35.

               On April 27, 1999, the Company issued 95,700 shares of its common stock valued at $0.003 per share for conversion of debt of $275.

               On April 27, 1999, the Company issued 5,951 shares of its common stock valued at $0.003 per share for cash of $17.

               On April 22, 1999, the Company issued 129,734 shares of its common stock valued at $0.003 per share for cash of $373.

               On March 22, 1999, the Company issued 19,011,220 shares of its common stock valued at $0.005 per share for conversion of debt of $104,530.

               On March 22, 1999, the Company issued 286,682 shares of its common stock valued at $0.003 per share for cash of $824.

               On March 5, 1999, the Company issued 334,080 shares of its common stock valued at $0.003 per share for cash of $960.

               On July 29, 1998, the Company issued 34,800 shares of its common stock valued at $0.003 per share for cash of $100.

               On June 16, 1998, the Company issued 1,061,400 shares of its common stock valued at $0.079 per share for conversion of debt of $83,881.

               On June 16, 1998, the Company issued 42,456 shares of its common stock valued at $0.003 per share for cash of $121.

                                      F3-29

                    OCEAN POWER CORPORATION AND SUBSIDIARIES
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                       June 30, 2000 and December 31, 1999


NOTE 12 -      STOCK ISSUANCES (Continued)

               On June 16, 1998, the Company issued 119,086 shares of its common stock valued at $0.003 per share for cash of $342.

               On May 14, 1998, the Company issued 14,755 shares of common stock valued at $0.003 per share for cash of $41.

               On April 8, 1998, the Company issued 130,500 shares of common stock valued at $0.003 per share for cash of $375.

               On March 18, 1998, the Company issued 2,575 shares of common stock valued at $0.003 per share for cash of $7.

               On March 12, 1998, the Company issued 33,199 shares of common stock valued at $0.003 per share for cash of $95.

               On March 6, 1998, the Company issued 121,904 shares of common stock valued at $0.003 per share for cash of $350.

               On February 24, 1998, the Company issued 395,467 shares of its common stock valued at $0.003 per share for cash of $1,138.

NOTE 13 -      REGULATION 504D STOCK OFFERING

               During December 1999, the Company issued 755,085 shares of common stock pursuant to a Regulation 504D stock offering for cash of $600,000. The shares were issued at 60% of the closing bid price one day prior to issuance.

NOTE 14 -      PRIVATE PLACEMENT MEMORANDUMS

               On January 7, 2000, the Company authorized a private placement of $100,000 of its common stock. The price of the shares is calculated at 60% of the closing bid price on the day prior to issuance. The Company issued 47,619 shares pursuant to this private placement for $100,000, or $2.10 per share.

               On January 24, 2000, the Company authorized a private placement of $5,000,000 of its common stock. The price of the shares is calculated at 80% of the market value based on the 5-day average price prior to closing and have one (1) warrant per share attached to purchase at a price of 50% of the 5-day average price of the original issuance with a life of three years.

               On January 31, 2000, the Company extended this offering to $6,000,000, expiring March 31, 2000.

               On March 26, 2000, the Company removed the time and amount to be raised limits on the offering.

                                      F3-30

                    OCEAN POWER CORPORATION AND SUBSIDIARIES
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                       June 30, 2000 and December 31, 1999


NOTE 15 -      RESCINDED STOCK

               During June 2000, the Board of Directors resolved to void and cancel a certificate of the Company's outstanding common stock representing 354,400 shares and issue a new certificate reflecting 34,800 shares due to the original issue being granted for inappropriate consideration. This transaction has not yet been reflected in the Company's outstanding stock due to the original certificate not yet being returned.

NOTE 16 -      SUBSEQUENT EVENT

               During July 2000, the Company entered into an agreement to acquire 100% of the outstanding common stock of Sigma Elektroteknisk, AS, a Norway corporation, for 1,718,748 shares of common stock valued at $3.20 per share, or $5,500,000. The Company will account for the acquisition as a purchase per APB No. 16.

                                      F3-31

                                    PART III


                                 EXHIBITS INDEX


EXHIBIT 2.2   Sigma Share Purchase Agreement

EXHIBIT 3.1   Articles  of  Incorporation  of Kanikau  American  Mining  Company
              (Idaho)

EXHIBIT 3.2   By-Laws

EXHIBIT 23    Consent of Independet Auditors

EXHIBIT 99.1 Articles of Merger of Ocean Power Corporation Idaho with Ocean Power Corporation Delaware

EXHIBIT 99.2  Employment Agreement (Joseph P. Maceda)

EXHIBIT 99.3  Employment Agreement (J. Michael Hopper)

EXHIBIT 99.4  Employment Agreement (Lori L. O'Brien)

EXHIBIT 99.5  Employment Agreement (Robert L. Campbell)

                                     PART IV

SIGNATURES:

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      OCEAN POWER CORPORATION




Date:                                 By: /s/ Joseph P. Maceda
     ------------------               ------------------------
                                              Joseph P. Maceda, President